Filed Pursuant to Rule 424(b)(5)
Registration No. 333-196611

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Common Stock, par value $0.01 per share	11,500,000	$61.00	$701,500,000	$70,641.05

(1)	Calculated in accordance with Rule 457(o) and 457(r) and under the Securities Act of 1933, as amended.
(2)	Payment of the registration fee at the time of filing of the Registrant’s Registration Statement on Form S-3, filed with the Securities and Exchange Commission on June 9, 2014 (File No. 333-196611) (the “Registration Statement”), was deferred pursuant to Rules 456(b) and 457(r) under the Securities Act of 1933, as amended. The Registrant deposited $70,641.05 by wire transfer of same-day funds to the Securities and Exchange Commission’s account at US Bank on January 7, 2016. This paragraph shall be deemed to update the “Calculation of Registration Fee” table in the Registration Statement.

PROSPECTUS    SUPPLEMENT

(To prospectus dated June 9, 2014)

10,000,000 Shares

Acadia Healthcare Company, Inc.

Common Stock

We are selling 10,000,000 shares of our common stock.

Our shares trade on The NASDAQ Global Select Market under the symbol “ACHC.” On January 6, 2016, the last reported sale price of our common stock on The NASDAQ Global Select Market was $61.56 per share.

Investing in shares of our common stock involves substantial risks that are described in the “Risk Factors” sections beginning on page S-14 of this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2014, which we have filed with the Securities and Exchange Commission and which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Per Share	Total
Public offering price	$61.00	$610,000,000
Underwriting discount	$1.525	$15,250,000
Proceeds, before expenses, to us	$59.475	$594,750,000

The underwriters may also exercise their option to purchase up to an additional 1,500,000 shares of our common stock from us at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about January 12, 2016.

Joint Book-Running Managers

BofA Merrill Lynch	Jefferies

The date of this prospectus supplement is January 6, 2016.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a shelf registration process. Under this shelf registration process, we may sell from time to time the securities described in the accompanying prospectus in one or more offerings such as this offering. This prospectus supplement provides you with specific information about our common stock that we are selling in this offering. Both this prospectus supplement and the accompanying prospectus include important information about us and other information you should know before investing. This prospectus supplement also adds to, updates and changes information contained in the accompanying prospectus. To the extent the information in this prospectus supplement is different from that in the accompanying prospectus, you should rely on the information in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus, together with the additional information described in the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” of this prospectus supplement, before investing in our common stock.

We have not, and the underwriters have not, authorized any person to provide you with any information other than that contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus or that is contained in any free writing prospectus issued by us. We and the underwriters take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give to you. This prospectus supplement and the accompanying prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus supplement and the accompanying prospectus is complete and accurate as of the date on the front cover of this prospectus supplement, but the information and our business, cash flows, condition (financial and otherwise), prospects and results of operations may have changed since that date.

You should not consider any information in this prospectus supplement or the accompanying prospectus to be investment, legal or tax advice. You should consult your own counsel, accountants and other advisers for legal, tax, business, financial and related advice regarding the purchase of shares of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain and incorporate by reference “forward-looking statements.” Forward-looking statements include any statements that address future results or occurrences. In some cases you can identify forward-looking statements by terminology such as “may,” “might,” “will,” “would,” “should,” “could” or the negative thereof. Generally, the words “anticipate,” “believe,” “continue,” “expect,” “intend,” “estimate,” “project,” “plan” and similar expressions identify forward-looking statements. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contain forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, which could cause our actual results, performance or achievements to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to:

•	our ability to close our planned acquisition of Priory Group No. 1 Limited, or Priory, in a timely manner or at all;

•	our ability to obtain the necessary financing for the planned acquisition of Priory on anticipated terms or at all;

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•	our significant indebtedness, our ability to meet our debt obligations, and our ability to incur substantially more debt;

•

difficulties in successfully integrating the operations of acquired facilities, including those acquired in the Priory and CRC Health Group, Inc., or CRC, acquisitions, or realizing the potential benefits and synergies of these acquisitions;

•	our ability to implement our business strategies in the United Kingdom and adapt to the regulatory and business environment in the United Kingdom;

•

the impact of payments received from the government and third-party payors on our revenues and results of operations, including the significant dependence of the Priory and Partnerships in Care facilities on payments received from the National Health Service in the United Kingdom, or the NHS;

•

the occurrence of patient incidents, which could result in negative media coverage, adversely affect the price of our securities and result in incremental regulatory burdens and governmental investigations;

•	our future cash flow and earnings;

•	our restrictive covenants, which may restrict our business and financing activities;

•	our ability to make payments on our financing arrangements;

•	the impact of the economic and employment conditions in the United States and the United Kingdom on our business and future results of operations;

•	compliance with laws and government regulations;

•	the impact of claims brought against our facilities;

•	the impact of governmental investigations, regulatory actions and whistleblower lawsuits;

•	the impact of healthcare reform in the United States and abroad;

•	the impact of our highly competitive industry on patient volumes;

•	our ability to recruit and retain quality psychiatrists and other physicians;

•	the impact of competition for staffing on our labor costs and profitability;

•	our dependence on key management personnel, key executives and local facility management personnel;

•

our acquisition strategy, which exposes us to a variety of operational and financial risks, as well as legal and regulatory risks (e.g., exposure to the new regulatory regimes such as the United Kingdom for Priory and Partnerships in Care and various investigations relating to CRC);

•

the impact of state efforts to regulate the construction or expansion of healthcare facilities (including those from Priory, CRC and Partnerships in Care) on our ability to operate and expand our operations;

•	our potential inability to extend leases at expiration;

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•	the impact of controls designed to reduce inpatient services on our revenues;

•	the impact of different interpretations of accounting principles on our results of operations or financial condition;

•	the impact of environmental, health and safety laws and regulations, especially in states where we have concentrated operations;

•	the impact of an increase in uninsured and underinsured patients or the deterioration in the collectability of the accounts of such patients on our results of operations;

•	the risk of a cyber-security incident and any resulting violation of laws and regulations regarding information privacy or other negative impact;

•	the impact of laws and regulations relating to privacy and security of patient health information and standards for electronic transactions;

•	the impact of a change in the mix of our earnings, and changes in tax rates and laws generally;

•	failure to maintain effective internal control over financial reporting;

•	the impact of fluctuations in our operating results, quarter to quarter earnings and other factors on the price of our securities;

•	the impact of our equity sponsor’s rights over certain company matters;

•	the impact of the trend for insurance companies and managed care organizations to enter into sole source contracts on our ability to obtain patients;

•	the impact of fluctuations in foreign exchange rates; and

•

the other risks described under the heading “Risk Factors” in this prospectus supplement and the accompanying prospectus and in similarly titled sections in our other reports that we file with the SEC that are incorporated by reference into this prospectus supplement and the accompanying prospectus.

This list of risks and uncertainties, however, is only a summary of some of the most important factors and is not intended to be exhaustive. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. These risks and uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. These forward-looking statements are made only as of the date of this prospectus supplement. Except as otherwise required by applicable law, we do not undertake and expressly disclaim any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments. All subsequent written and oral forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements.

CAUTIONARY NOTE REGARDING FINANCIAL INFORMATION

The audited consolidated financial statements as of and for the financial years ended December 31, 2013, 2012 and 2011 and the unaudited consolidated financial statements as of and for the six months ended June 30, 2014 relating to Partnerships in Care that are included in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus have been prepared in accordance with United

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Kingdom Accounting Standards, or U.K. GAAP. U.K. GAAP differs in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP. The audited consolidated financial statements as of and for the financial years ended December 31, 2014, 2013 and 2012, and the unaudited consolidated financial statements as of and for the nine months ended September 30, 2015 and 2014 relating to Priory that are included in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. IFRS differs in certain respects from U.S. GAAP. Neither Priory nor Partnerships in Care has prepared or intends to prepare its financial statements in accordance with U.S. GAAP. A reconciliation to U.S. GAAP is included in the Partnerships in Care financial statements. Acadia completed the acquisition of Partnerships in Care on July 1, 2014 and all results of operations of Partnerships in Care subsequent to such date are reflected in Acadia’s financial statements. Unless otherwise noted, all references to GAAP in this prospectus supplement and the accompanying prospectus refer to U.S. GAAP.

This prospectus supplement contains certain unaudited information, including revenue and operating statistics based on revenue, that is presented on a pro forma basis assuming that the Priory, CRC and Partnerships in Care acquisitions, as well as certain other immaterial acquisitions, occurred as of January 1, 2014. The unaudited pro forma financial information has been prepared using the acquisition method of accounting for business combinations under GAAP. The unaudited pro forma financial information is for illustrative purposes only and does not purport to represent what our financial condition or results of operations actually would have been had the events in fact occurred on the assumed date or to project our financial condition or results of operations for any future date or future period. The unaudited pro forma financial information should be read in conjunction with the consolidated financial statements and notes thereto elsewhere in this prospectus supplement and the financial statements of Acadia in other reports that we have filed with the SEC and incorporated by reference herein. In addition, prospective investors should take note that this offering is being conducted in advance of, and is not conditioned upon, closing of the Priory acquisition. Accordingly, the pro forma financial information may not be representative of future results.

MARKET AND INDUSTRY DATA

We obtained the market and competitive position data used throughout this prospectus supplement and in the documents incorporated by reference herein from our own research, surveys or studies conducted by third parties and industry or general publications. Such surveys, studies and publications generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified the information, and we have not ascertained the underlying economic assumptions relied upon therein, and we do not make any representation as to the accuracy of such information. Similarly, we believe our internal research is reliable, but it has not been verified by any independent sources. Our estimates involve risks and uncertainties, and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus supplement and in similarly titled sections in our other reports that we file with the SEC.

TRADEMARKS AND TRADE NAMES

This prospectus supplement includes our trademarks, which are protected under applicable intellectual property laws and are the property of Acadia Healthcare Company, Inc. or its subsidiaries. This prospectus supplement also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus supplement may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

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NON-GAAP FINANCIAL MEASURES

We have included certain financial measures in this prospectus supplement, including EBITDA, adjusted EBITDA, pro forma EBITDA and pro forma adjusted EBITDA, which are “non-GAAP financial measures” as defined under the rules and regulations promulgated by the SEC. We define EBITDA and pro forma EBITDA as net income adjusted for loss from discontinued operations or pro forma net income adjusted for loss from discontinued operations (as applicable), net of income taxes, net interest expense, income tax provision (benefit) and depreciation and amortization. We define adjusted EBITDA and pro forma adjusted EBITDA as EBITDA or pro forma EBITDA (as applicable) adjusted for equity-based compensation expense, cost savings synergies, debt extinguishment costs and certain other items. For a reconciliation of net income to adjusted EBITDA and pro forma net income to pro forma adjusted EBITDA, see “Prospectus Supplement Summary—Summary Historical Condensed Consolidated Financial Data and Unaudited Pro Forma Condensed Combined Financial Data.”

EBITDA, adjusted EBITDA, pro forma EBITDA and pro forma adjusted EBITDA, as presented in this prospectus supplement, are supplemental measures of our performance and are not required by, or presented in accordance with, GAAP. EBITDA, adjusted EBITDA, pro forma EBITDA and pro forma adjusted EBITDA are not measures of our financial performance under GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as measures of our liquidity. Our measurements of EBITDA, adjusted EBITDA, pro forma EBITDA and pro forma adjusted EBITDA may not be calculated similarly to, and therefore may not be comparable to, similarly titled measures of other companies and are not measures of performance calculated in accordance with GAAP. We have included information concerning EBITDA, adjusted EBITDA, pro forma EBITDA and pro forma adjusted EBITDA in this prospectus supplement because we believe that such information is used by certain investors as measures of a company’s historical performance and by securities analysts, investors and other interested parties in the evaluation of issuers of equity securities, many of which present EBITDA and adjusted EBITDA when reporting their results. Our presentation of EBITDA, adjusted EBITDA, pro forma EBITDA and pro forma adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We also have included in this prospectus supplement certain non-IFRS measures used historically by Priory, including EBITDA, Adjusted EBITDA, EBITDAR, and Adjusted EBITDAR, which are not required by, or presented in accordance with IFRS. Priory defines (a) EBITDA as operating profit (which does not include interest or taxes) before depreciation of tangible fixed assets and amortization, (b) “EBITDAR” as EBITDA before rent expense, (c) “Adjusted EBITDA” as EBITDA as adjusted to remove the effects of certain exceptional items as described in the notes to Priory’s consolidated financial statements incorporated by reference into this prospectus supplement and (d) “Adjusted EBITDAR” as EBITDAR as adjusted to remove the effects of certain exceptional items as described in the notes to Priory’s consolidated financial statements incorporated by reference into this prospectus supplement. Priory has presented Adjusted EBITDA as a useful indicator of its ability to incur and service its indebtedness and to assist certain investors, security analysts and other interested parties in evaluating the company. EBITDAR is a common measure in Priory’s industry because it allows comparability across the sector for operations regardless of whether a business leases or owns its properties. Adjusted EBITDA and Adjusted EBITDAR are believed to be relevant measures for assessing performance because they are adjusted for certain items which are not indicative of underlying operating performance and thus aid in an understanding of EBITDA and EBITDAR, respectively.

EBITDA, EBITDAR, Adjusted EBITDA and Adjusted EBITDAR and similar measures are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. EBITDA, EBITDAR, Adjusted EBITDA and Adjusted EBITDAR have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations include (a) they do not reflect cash expenditures or future requirements for capital expenditures or contractual commitments; (b) they do not reflect changes in, or cash requirements for, working capital needs; (c) they do not reflect the significant interest

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expense, or the cash requirements necessary, to service interest or principal payments on debts; (d) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and EBITDA, EBITDAR, Adjusted EBITDA and Adjusted EBITDAR do not reflect any cash requirements that would be required for such replacements; (d) some of the exceptional items that Priory eliminates in calculating EBITDA, EBITDAR, Adjusted EBITDA and Adjusted EBITDAR reflect cash payments that were made, or will in the future be made; and (e) the fact that other companies in Priory’s industry may calculate EBITDA, EBITDAR, Adjusted EBITDA and Adjusted EBITDAR differently than Priory does, which limits their usefulness as comparative measures.

CURRENCY EXCHANGE RATE

This prospectus supplement contains translations of amounts denominated in British Pounds Sterling into U.S. dollars at specific rates solely for the convenience of the potential investor. Unless otherwise noted, all translations from British pounds to U.S. dollars and from U.S. dollars to British pounds in this prospectus supplement were made at an assumed rate of (£0.68) British Pound Sterling for one ($1.00) U.S. Dollar or U.S. $1.48 for one (£1) British Pound Sterling, the exchange rate assumption used for certain purposes in the unaudited pro forma condensed combined financial statements in this prospectus supplement, or, for certain historical periods, the respective exchange rate listed in the notes to such pro forma financial statements. Certain financial information for Priory and Partnerships in Care presented herein is translated to U.S. dollars based on the historical exchange rates set forth in the financial statements of Priory and Partnerships in Care appearing in this prospectus supplement or incorporated by reference herein. We make no representation that any amounts denominated in either British Pounds Sterling or U.S. dollars could have been, or could be, converted into either British Pounds Sterling or U.S. dollars, as applicable, at any particular rate, at the rates stated above, or at all.

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PROSPECTUS SUPPLEMENT SUMMARY

The information below is a summary of the more detailed information included elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. You should read carefully the following summary together with the more detailed information contained in this prospectus supplement, the accompanying prospectus and the information incorporated by reference into those documents, including the “Risk Factors” section of this prospectus supplement and the “Risk Factors” section in the accompanying prospectus, in our Annual Report on Form 10-K for the year ended December 31, 2014 and in our other reports that we file with the SEC. This summary is not complete and does not contain all of the information you should consider when making your investment decision.

In this prospectus supplement, unless the context requires otherwise, references to “Acadia,” the “Company,” “we,” “us” or “our” refer to Acadia Healthcare Company, Inc., together with its consolidated subsidiaries. When we refer to our operations or results “on a pro forma basis,” unless the context otherwise requires, we mean the statement is made as if the Priory acquisition and/or other acquisitions described herein or in the pro forma financial statements set forth under the heading “Unaudited Pro Forma Condensed Combined Financial Information” had been completed as of the date stated or as of the beginning of the period referenced.

Our Company

We are the leading publicly traded pure-play provider of behavioral healthcare services, with operations in the United States and the United Kingdom. As of September 30, 2015, we operated 233 behavioral healthcare facilities with over 9,600 beds in 37 states, the United Kingdom and Puerto Rico. We believe that our primary focus on the provision of behavioral healthcare services allows us to operate more efficiently and provide higher quality care than our competitors. For the year ended December 31, 2014, we generated revenue of $1.0 billion. On a pro forma basis for the nine months ended September 30, 2015 and the year ended December 31, 2014, giving effect to the acquisitions of Priory and CRC and several immaterial acquisitions, we would have generated pro forma revenue of approximately $2.1 billion and approximately $2.7 billion, respectively, pro forma income from continuing operations of approximately $136.5 million and approximately $172.6 million, respectively, and pro forma adjusted EBITDA of approximately $498.3 million and approximately $660.7 million, respectively. A reconciliation of pro forma net income to pro forma adjusted EBITDA appears under the heading “Summary Historical Condensed Consolidated Financial Data and Unaudited Pro Forma Condensed Financial Data” in this prospectus supplement.

Our inpatient facilities offer a wide range of inpatient behavioral healthcare services for children, adolescents and adults. We offer these services through a combination of acute inpatient psychiatric and specialty facilities and residential treatment centers, or RTCs. Our acute inpatient psychiatric and specialty facilities provide the most intensive level of care, including 24-hour skilled nursing observation and care, daily interventions and oversight by a psychiatrist and intensive, highly coordinated treatment by a physician-led team of mental health professionals. Our RTCs offer longer-term treatment programs primarily for children and adolescents with long-standing chronic behavioral health problems. Our RTCs provide physician-led, multi-disciplinary treatments that address the overall medical, psychiatric, social and academic needs of the patient. During the year ended December 31, 2014, we acquired 27 facilities and added 378 new beds to our existing facilities. During the nine months ended September 30, 2015, we acquired 152 facilities and added 521 new beds, including 311 to existing facilities and 210 in two de novo facilities. For the year ending December 31, 2015, we expect to add approximately 500 total beds to facilities we owned as of December 31, 2014.

Our outpatient community-based services provide therapeutic treatment to children and adolescents who have a clinically defined emotional, psychiatric or chemical dependency disorder while enabling patients to remain at home and within their community. Many patients who participate in community-based programs have transitioned out of a residential facility or have a disorder that does not require placement in a facility that provides 24-hour care.

Acquisition of Priory

We are conducting this offering of common stock in connection with the acquisition of Priory which we refer to in this prospectus supplement as the “Acquisition.”

Overview. On December 31, 2015, Whitewell UK Investments 1 Limited, a subsidiary of Acadia, or the Purchaser, agreed to acquire the entire issued share capital of Priory Group No. 1 Limited, a company incorporated in England and Wales, pursuant to a sale and purchase deed by and among the Purchaser, Acadia, Priory and the shareholders of Priory listed on Schedule 1 thereto. Investment funds affiliated with Advent International Corporation, or Advent, own approximately 88% of Priory. On January 6, 2016, in connection with this offering, the parties entered into an amendment to the sale and purchase deed to provide, among other things, that the net proceeds from the sale of shares of our common stock, $0.01 par value per share, upon exercise of the underwriters’ option to purchase additional shares in the offering would be paid to Advent, with a corresponding reduction to the number of shares otherwise issuable to Advent. The sale and purchase deed, as amended, is referred to as the Purchase Agreement. Acadia joined the Purchase Agreement for the purpose of guarantying the Purchaser’s obligations arising under the Purchase Agreement.

Under the terms of, and subject to adjustment as provided in, the Purchase Agreement, (i) the Purchaser will pay cash consideration of approximately £1.275 billion, which includes approximately £925 million to be used to repay the outstanding balances of the debt facilities of the target companies, and (ii) an aggregate of 5,533,561 shares of our common stock will be issued to Advent. We refer to the shares of common stock to be issued to Advent as the equity consideration. The aggregate amount of equity consideration reflects an increase in the shares previously disclosed based on the difference between the public offering price in this offering and an agreed upon price in the Purchase Agreement. The number of shares to be issued to Advent will decrease, and the amount of cash to be paid to Advent will increase, if the underwriters exercise their option to purchase additional shares. In addition, there may be minor adjustments to the split of cash consideration referred to above prior to closing as a result of accruals of preference dividend and interest on the Priory preference shares and shareholder debt. However, these accruals of preference dividend and interest will not result in an increase in the aggregate consideration payable by Acadia. See “The Acquisition and Financing Transactions.”

The entities to be acquired by Acadia owned and operated 322 inpatient behavioral health facilities with over 7,000 beds as of September 30, 2015. The facilities are located in England, Wales, Scotland and Northern Ireland. For the year ended December 31, 2014 and the nine months ended September 30, 2015, Priory generated revenue of £520.7 million (approximately $858.0 million) and £424.5 million (approximately $650.5 million), respectively, primarily through the operation and management of inpatient behavioral health facilities. See “Priory Business” elsewhere in this prospectus supplement.

The Purchase Agreement provides that the Acquisition will close on February 16, 2016. Closing of the Acquisition is subject to very limited conditions, including primarily the absence of certain regulatory or legal challenges to the Acquisition. Consummation of this offering is not conditioned upon the closing of the Acquisition or any of the other financing transactions for the Acquisition. We cannot assure you that the Acquisition will close as expected or at all. See “Risk Factors—Risks Relating to the Acquisition—We may be unable to complete our planned acquisition of Priory on currently anticipated terms, or at all. Failure to consummate the Acquisition could negatively affect us.”

Concurrently with the execution of the Purchase Agreement, we also entered into a Third Amended and Restated Registration Rights Agreement. See “The Acquisition and Financing Transactions—Third Amended and Restated Registration Rights Agreement.”

Strategic Rationale. We expect to realize significant benefits from the Acquisition. Our rationale for the acquisition includes the following:

Expand our geographic presence in the United Kingdom market. The mental health market in the United Kingdom was roughly £14.4 billion in 2011. The independent mental health market accounted for roughly £1.1 billion of that amount, or approximately 8% market share. As a result of government budget constraints and an increased focus on quality, the independent mental health market has witnessed significant expansion in the last decade, making it one of the fastest growing sectors in the United Kingdom healthcare industry. Pro forma for the Acquisition, our United Kingdom mental health revenues would have been $1.1 billion in the year ended December 31, 2014.

Acquire a leading platform in the market. Priory is a leading independent provider of behavioral healthcare services in the United Kingdom, operating 322 inpatient behavioral health facilities with over 7,000 beds as of September 30, 2015. In addition, Priory is one of the few independent providers in the United Kingdom offering the full spectrum of mental health services, primarily focused on the treatment of patients with a variety of psychiatric conditions which are treated in both open and secure environments, as well as neuro-rehabilitation services. Priory also has an experienced management team with market knowledge and relationships within the industry and governmental bodies.

Financially attractive and accretive acquisition. Assuming the Acquisition is completed as planned on February 16, 2016 and Priory continues to perform as it has in the recent past, we expect the combined benefits of increased adjusted EBITDA and a reduced income tax rate will produce earnings accretion (not including the impact of any future acquisitions beyond the purchase of Priory or any transaction-related expenses).

Opportunities for future growth. Demand for independent behavioral health services has grown significantly in the United Kingdom as a result of the NHS reducing bed capacity and increasing hospitalization rates. Outsourcing demand is expected to increase further in light of additional bed closures and reduction in community capacity by the NHS. The behavioral healthcare market in the United Kingdom is highly competitive and fragmented with a variety of for-profit and not-for-profit providers, including the NHS. The NHS is both the principal provider and purchaser of such services. These factors present opportunities for growth by well capitalized, experienced operators. In addition, Acadia management sees meaningful opportunities to produce organic growth in Priory’s existing facilities through the addition of new beds and service line expansions to meet areas of unmet need. Management also expects to pursue additional select acquisitions in the United Kingdom.

Financing of the Acquisition. We intend to fund the Acquisition in part through (i) this offering, (ii) borrowings under a new $955.0 million incremental term loan facility, or the TLB Facility, under our existing amended and restated senior credit agreement, or the Amended and Restated Senior Credit Facility, and (iii) approximately $390.0 million of debt securities that we intend to issue prior to closing of the Acquisition, which we refer to as the New Senior Notes, or, if we do not issue the New Senior Notes, senior unsecured increasing rate bridge loans, or the Bridge Notes. To the extent that the exchange rate changes and is not fixed by us through the use of forward foreign currency contracts, and we need additional dollar proceeds to fund the purchase price, we anticipate utilizing our existing revolving line of credit. We will also issue 5,533,561 shares of our common stock, subject to reduction to the extent described above, to Advent in connection with the Acquisition. The number of shares to be issued to Advent reflects an increase based upon the difference in the public offering price in this offering and an agreed upon price in the Purchase Agreement.

Because this offering is not conditioned upon closing of the Acquisition, even if the Acquisition or other financing transactions for the Acquisition do not occur, the shares of our common stock sold in this offering will remain outstanding, and we will not have any obligation to offer to repurchase any or all of such shares.

We refer in this prospectus supplement to this offering of common stock, the New Senior Notes or the Bridge Notes, the TLB Facility and any borrowings under our existing revolving line of credit as the “Financing Transactions.” We refer to the Acquisition and the Financing Transactions collectively as the “Transactions.”

Our Competitive Strengths

Management believes the following strengths differentiate us from other providers of behavioral healthcare services:

Premier operational management team with track record of success. Our management team has over 175 combined years of experience in acquiring, integrating and operating a variety of behavioral health facilities. Following the sale of Psychiatric Solutions, Inc., or PSI, to Universal Health Services, Inc. in November 2010, certain of PSI’s key former executive officers joined Acadia in February 2011. The extensive national experience and operational expertise of our management team give us what management believes to be the premier leadership team in the behavioral healthcare industry. Our management team strives to use its years of experience operating behavioral health facilities to generate strong cash flow and grow a profitable business.

Favorable industry and legislative trends. According to a 2012 survey by Substance Abuse and Mental Health Services Administration of the U.S. Department of Health and Human Services, or SAMHSA, 18.6% of adults in the United States aged 18 years or older suffer from a mental illness in a given year and about 4% suffer from a serious mental illness. According to the National Institute of Mental Health, over 20% of children have had a seriously debilitating mental disorder at some point during their life. Management believes the market for behavioral services will continue to grow due to increased awareness of mental health and substance abuse conditions and treatment options. According to a 2014 SAMHSA report, national expenditures at acute behavioral health hospitals and substance abuse centers are expected to reach $32.3 billion in 2020, up from $24.3 billion in 2009.

While the growing awareness of mental health and substance abuse conditions is expected to accelerate demand for services, recent healthcare reform in the United States is expected to increase access to industry services as more people obtain insurance coverage. A key aspect of reform legislation is the extension of mental health parity protections established into law by the Paul Wellstone and Pete Domenici Mental Health Parity and Addiction Equity Act of 2008, or the MHPAEA. The MHPAEA requires employers who provide behavioral health and addiction benefits to provide such coverage to the same extent as other medical conditions.

The mental health hospitals market in the United Kingdom was roughly £14.4 billion in 2011. As a result of government budget constraints and an increased focus on quality, the independent mental health hospitals market has witnessed significant expansion in the last decade, making it one of the fastest growing sectors in the United Kingdom healthcare industry. Demand for independent sector beds has grown significantly as a result of the NHS reducing its bed capacity and increasing hospitalization rates. Independent sector demand is expected to further increase in light of additional bed closures and reduction in community capacity by the NHS.

Leading platform in attractive healthcare niche. We are a leading behavioral healthcare platform in an industry that is undergoing consolidation in an effort to reduce costs and expand programs to better serve the growing need for inpatient behavioral healthcare services.

Diversified revenue and payor bases. At September 30, 2015, we operated 233 behavioral healthcare facilities with over 9,600 beds in 37 states, the United Kingdom and Puerto Rico. Our payor, patient and geographic diversity mitigates the potential risk associated with any single facility. For the year ended December 31, 2014, we received 38% from Medicaid, 15% from the NHS, 23% from commercial payors, 19% from Medicare and 5% from other payors. On a pro forma basis for the twelve months ended September 30, 2015, giving effect to the acquisition of Priory, CRC and several immaterial acquisitions, we would have received 22% of our revenue from Medicaid, 43% from the NHS (including local authorities in the United Kingdom), 15% from commercial payors, 8% from Medicare and 12% from other payors. As we receive Medicaid payments from 38 states, the District of Columbia and Puerto Rico, management does not believe that we are significantly affected by changes in reimbursement policies in any one state or territory. Substantially all of our Medicaid payments relate to the care of children and adolescents. Management believes that children and adolescents are a patient class that is less susceptible to reductions in reimbursement rates. No facility accounted for more than 2% of revenue for the twelve months ended September 30, 2015 on a pro forma basis giving effect to the acquisition of Priory, CRC and several immaterial acquisitions, and no state or U.S. territory accounted for more than 6% of revenue for the twelve months ended September 30, 2015. We believe that our increased geographic diversity will mitigate the impact of any financial or budgetary pressure that may arise in a particular state or market where we operate.

Strong cash flow generation and low capital requirements. We generate strong free cash flow by profitably operating our business and by actively managing our working capital. Moreover, as the behavioral healthcare business does not typically require the procurement and replacement of expensive medical equipment, our maintenance capital expenditure requirements are generally less than that of other facility-based healthcare providers. For the nine months ended September 30, 2015, our maintenance capital expenditures amounted to approximately 3% of our revenue. In addition, our accounts receivable management is less complex than medical/surgical hospital providers because behavioral healthcare facilities have fewer billing codes and generally are paid on a per diem basis.

Our Business Strategy

We are committed to providing the communities we serve with high quality, cost-effective behavioral healthcare services, while growing our business, increasing profitability and creating long-term value for our stockholders. To achieve these objectives, we have aligned our activities around the following growth strategies:

Increase margins by enhancing programs and improving performance at existing facilities. Management believes we can improve efficiencies and increase operating margins by utilizing our management’s expertise and experience within existing programs and their expertise in improving performance at underperforming facilities. Management believes the efficiencies can be realized by investing in growth in strong markets, addressing capital-constrained facilities that have underperformed and improving management systems. Furthermore, our recent acquisitions of additional facilities give us an opportunity to develop a marketing strategy in many markets which should help us increase the geographic footprint from which our existing facilities attract patients and referrals.

Opportunistically pursue acquisitions. With the planned acquisition of Priory and the completed CRC and Partnerships in Care acquisitions, we are continuing to position our company as a leading provider of mental health services in the United States and the United Kingdom. The behavioral healthcare industry in the United States and the independent behavioral healthcare industry in the United Kingdom are highly fragmented, and we selectively seek opportunities to expand and diversify our base of operations by acquiring additional facilities.

Acadia management believes there are a number of acquisition candidates available at attractive valuations, and we have a number of potential acquisitions in various stages of development and consideration in the United States. In addition, management sees meaningful opportunities to pursue additional select acquisitions in the United Kingdom.

Management believes our focus on behavioral healthcare and history of completing acquisitions provides us with a strategic advantage in sourcing, evaluating and closing acquisitions. We leverage our management team’s expertise to identify and integrate acquisitions based on a disciplined acquisition strategy that focuses on quality of service, return on investment and strategic benefits. We also have a comprehensive post-acquisition strategic plan to facilitate the integration of acquired facilities that includes improving facility operations, retaining and recruiting psychiatrists and other healthcare professionals and expanding the breadth of services offered by the facilities.

Drive organic growth of existing facilities. We seek to increase revenue at our facilities by providing a broader range of services to new and existing patients and clients. In addition, management intends to increase bed counts in our existing facilities. During the year ended December 31, 2014, we acquired 27 facilities and added 378 new beds to our existing facilities. For the year ending December 31, 2015, we expect to add approximately 500 total beds to facilities we owned as of December 31, 2014. Furthermore, management believes that opportunities exist to leverage out-of-state referrals to increase volume and minimize payor concentration in the United States, especially with respect to our youth and adolescent focused services and our substance abuse services.

Recent Developments

On October 1, 2015, we completed the acquisition of Meadow View, an inpatient psychiatric facility with 28 beds located in England, for cash consideration of approximately $6.9 million.

On November 1, 2015, we completed the acquisitions of (i) Discovery House-Group, Inc., or Discovery House, for cash consideration of approximately $118.5 million, (ii) Duffy’s Napa Valley Rehab, or Duffy’s, for cash consideration of approximately $29.6 million and (iii) Cleveland House for approximately $10.2 million. Discovery House operates 19 comprehensive treatment centers located in four states. Duffy’s is a substance abuse facility with 61 beds located in Calistoga, California. Cleveland House is an inpatient psychiatric facility with 32 beds located in England.

On November 1, 2015, we redeemed all of the outstanding $9.2 million principal amount of the 12.875% Senior Notes due 2018, or the 12.875% Senior Notes. As a result of this redemption, both the 12.875% Senior Notes and the indenture governing the 12.875% Senior Notes were satisfied and discharged in accordance with their terms.

On December 1, 2015, we completed the acquisition of certain facilities from MMO Behavioral Health Systems, including two acute inpatient behavioral health facilities with a total of 80 beds located in Jennings and Covington, Louisiana, for cash consideration of approximately $20.0 million.

We funded the approximately $194.4 million of cash used for these purposes from cash on hand and additional borrowings under our senior secured revolving line of credit.

Company Information

Acadia Healthcare Company, Inc. is a Delaware corporation. On May 13, 2011, we converted from a Delaware limited liability company (Acadia Healthcare Company, LLC) to a Delaware corporation (Acadia Healthcare Company, Inc.) in accordance with Delaware law. Our principal executive offices are located at 6100 Tower Circle, Suite 1000, Franklin, Tennessee 37067. Our telephone number is (615) 861-6000. Our website is www.acadiahealthcare.com. The information contained on our website is not part of this prospectus supplement or the accompanying prospectus and is not incorporated in this prospectus supplement, the accompanying prospectus or any other document that we file with the SEC by reference.

The Offering

Common stock offered	10,000,000 shares

Underwriters’ option to purchase additional shares	1,500,000 shares

Common stock outstanding after this offering	81,689,268 shares (assuming no exercise of the underwriters’ option to purchase additional shares and not reflecting the issuance of 5,533,561 shares (subject to reduction to the extent the underwriters exercise their option to purchase additional shares in the offering) issuable to Advent in connection with the Acquisition)

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $594.3 million. We plan to use the proceeds from this offering to pay a portion of the purchase price for the Acquisition and fees and expenses related to the Transactions, and otherwise for general corporate purposes. See “Use of Proceeds” elsewhere in this prospectus supplement. We will use any proceeds from the underwriters’ exercise of their option to purchase additional shares to reduce the equity consideration component of the Acquisition purchase price.

Risk factors	You should carefully consider the risk factors set forth in the section entitled “Risk Factors” of this prospectus supplement, in the accompanying prospectus, in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in our other reports that we file with the SEC, which are incorporated by reference in this prospectus supplement, before making any decision to invest in our common stock.

Symbol for trading on The NASDAQ Global Select Market	ACHC

Unless otherwise indicated, all information in this prospectus supplement relating to the number of shares of our common stock outstanding immediately after the closing of this offering is based on 71,689,268 shares outstanding as of December 31, 2015, and:

•

gives effect to the issuance of 10,000,000 shares of our common stock to be sold by us in this offering and the issuance of 5,533,561 shares to Advent under the Purchase Agreement (which number of shares is subject to reduction to the extent the underwriters exercise their option to purchase additional shares in the offering);

•	assumes that the underwriters do not exercise their option to purchase up to 1,500,000 additional shares of our common stock from us; and

•	excludes:

-	695,743 shares issuable upon exercise of stock options outstanding as of December 31, 2015 at a weighted average exercise price of $42.86 per share;

-	218,084 shares issuable upon the vesting of restricted units outstanding as of December 31, 2015; and

-	an aggregate of 1,924,522 shares reserved for future grants under our Incentive Compensation Plan as of December 31, 2015.

For additional information regarding our common stock, see “Description of Common Stock” in the accompanying prospectus.

Summary Historical Condensed Consolidated Financial Data and

Unaudited Pro Forma Condensed Combined Financial Data

The table below sets forth:

•	our summary historical condensed consolidated financial data for the periods ended and at the dates indicated; and

•

the unaudited pro forma condensed combined financial data for Acadia giving effect to Acadia’s planned acquisition of Priory on February 16, 2016, other acquisitions completed by Acadia, including Acadia’s acquisition of CRC and Partnerships in Care, this offering of common stock and the other Financing Transactions described in this prospectus supplement.

We have derived the historical condensed consolidated financial data for each of the three years in the period ended December 31, 2014 from our audited consolidated financial statements incorporated by reference in this prospectus supplement from our Annual Report on Form 10-K for the year ended December 31, 2014. We have derived the summary condensed consolidated financial data as of and for the nine months ended September 30, 2015 and 2014 from our unaudited interim condensed consolidated financial statements incorporated by reference in this prospectus supplement from our Quarterly Report on Form 10-Q for the nine months ended September 30, 2015 and 2014. The unaudited financial statements were prepared on a basis consistent with our audited financial statements and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the financial information in those statements. The results for the nine months ended September 30, 2015 are not necessarily indicative of the results that may be expected for the entire fiscal year.

The summary unaudited pro forma condensed combined financial information below for the year ended December 31, 2014, for the nine months ended September 30, 2015 and for the twelve months ended September 30, 2015 gives pro forma effect, in each case as if they occurred on January 1, 2014, to Acadia’s planned acquisition of Priory, acquisitions completed by Acadia, including Acadia’s acquisition of CRC and Partnerships in Care, the offering of common stock described in this prospectus supplement and the planned debt financing transactions. With respect to this offering, the unaudited pro forma condensed combined financial data is based on the assumption that we are offering 10,000,000 shares of common stock at an assumed public offering price of $63.00 per share, which was a recent price of our common stock as reported on The NASDAQ Global Select Market, and does not reflect the actual public offering price of $61.00 per share.

The financial data for the twelve months ended September 30, 2015 has been derived by adding our results for the nine months ended September 30, 2015 to our results for year ended December 31, 2014, and then deducting from such amounts our results for the nine months ended September 30, 2014.

The summary historical condensed consolidated financial data below should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Information” in this prospectus supplement and the consolidated financial statements and the notes thereto of Acadia, Priory, Partnerships in Care and CRC included in, or incorporated by reference into, this prospectus supplement.

	Year Ended December 31,			Pro Forma Year Ended December 31, 2014	Pro Forma Nine Months Ended September 30,		Twelve Months Ended September 30, 2015	Pro Forma Twelve Months Ended September 30, 2015
	2012	2013	2014		2014	2015
				(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)
Income Statement Data:
Revenue before provision for doubtful accounts	$413,850	$735,109	$1,030,784	$2,751,107	$2,055,807	$2,152,204	$1,625,702	$2,847,504
Provision for doubtful accounts	(6,389)	(21,701)	(26,183)	(35,782)	(27,133)	(27,804)	(31,628)	(36,453)

Revenue	407,461	713,408	1,004,601	2,715,325	2,028,674	2,124,400	1,594,074	2,811,051
Salaries, wages and benefits(1)	239,639	407,962	575,412	1,527,838	1,136,209	1,183,849	874,315	1,575,478
Professional fees	19,019	37,171	52,482	137,596	101,274	116,102	99,546	152,424
Other operating expenses	70,111	128,190	171,277	445,927	328,635	380,315	278,463	497,607
Depreciation and amortization	7,982	17,090	32,667	135,292	101,658	101,318	55,891	134,952
Interest expense, net	29,769	37,250	48,221	199,440	149,258	150,794	92,648	200,976
Provision for doubtful accounts	—	—	—	—	—	—	—	—
Debt extinguishment costs	—	9,350	—	37,957	11,622	9,979	9,979	36,314
Gain on foreign currency derivatives	—	—	(15,262)	—	—	—	1,926	—
Transaction-related expenses	8,112	7,150	13,650	—	—	—	34,231	—
Goodwill and asset impairments	—	—	—	1,089	1,089	—	—	—

Income from continuing operations, before income taxes	32,829	69,245	126,154	230,186	198,929	182,043	147,075	213,300
Income tax provisions	12,325	25,975	42,922	57,547	49,732	45,511	47,333	53,326

Income from continuing operations	20,504	43,270	83,232	172,639	149,197	136,532	99,742	159,974
Income (loss) from discontinued operations, net of income taxes	(101)	(691)	(192)	(4,663)	(6,622)	6	(89)	1,965

Net income	20,403	42,579	83,040	167,976	142,575	136,538	99,653	161,939
Net loss attributable to noncontrolling interests	—	—	—	—	—	464	464	464
Net income attributable to Acadia Healthcare Company, Inc.	$20,403	$42,579	$83,040	$167,976	$142,575	$137,002	$100,117	$162,403

Other Financial Data:
EBITDA(2)				$564,918	$449,845	$434,155	$295,614	$549,228
Adjusted EBITDA(3)				$660,657	$492,381	$498,266	$359,409	$666,542

	As of September 30, 2015
	Actual	As Adjusted
	(Unaudited)
	(In thousands)
Unaudited As Adjusted Condensed Combined Balance Sheet Data
Cash and cash equivalents	$50,762	$39,485
Total assets	4,145,239	6,981,545
Total debt	2,134,313	3,628,212
Total stockholders’ equity	$1,670,552	$2,600,421

(1)	Salaries, wages and benefits include equity-based compensation expense of $2.3 million, $5.2 million and $10.1 million for the years ended December 31, 2012, 2013 and 2014, respectively.
(2)	EBITDA and adjusted EBITDA are reconciled to net income (loss) in the table below. EBITDA and adjusted EBITDA are financial measures not recognized under GAAP. When presenting non-GAAP financial measures, we are required to reconcile the non-GAAP financial measures with the most directly comparable GAAP financial measure or measures. We define EBITDA as net income (loss) adjusted for loss (income) from discontinued operations, net interest expense, income tax provision (benefit) and depreciation and amortization. We define adjusted EBITDA as EBITDA adjusted for equity-based compensation expense, debt extinguishment costs, transaction-related expenses and other non-recurring costs. See the table and related footnotes below for additional information.
(3)	We present adjusted EBITDA because it is a measure management uses to assess financial performance. We believe that companies in our industry use measures of EBITDA as common performance measurements. We also believe that securities analysts, investors and other interested parties frequently use measures of EBITDA as financial performance measures and as indicators of ability to service debt obligations. While providing useful information, measures of EBITDA, including adjusted EBITDA, should not be considered in isolation or as a substitute for consolidated statement of operations and cash flows data prepared in accordance with GAAP and should not be construed as an indication of a company’s operating performance or as a measure of liquidity. Adjusted EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. In addition, “EBITDA,” “Adjusted EBITDA” or similar measures presented by other companies may not be comparable to our presentation, because each company may define these terms differently. See “Non-GAAP Financial Measures.”

	Pro Forma Year Ended December 31,	Pro Forma Nine Months Ended September 30,		Twelve Months Ended September 30,	Pro Forma Twelve Months Ended September 30,
	2014	2014	2015	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)
	(In thousands)
Reconciliation of Income from Continuing Operations to Adjusted EBITDA:
Income from continuing operations	$172,639	$149,197	$136,532	$99,742	$159,974
Interest expense, net	199,440	149,258	150,794	92,648	200,976
Income tax provision	57,547	49,732	45,511	47,333	53,326
Depreciation and amortization	135,292	101,658	101,318	55,891	134,952

EBITDA	$564,918	$449,845	$434,155	$295,614	$549,228

Adjustments:
Equity based compensation(a)	$24,304	$8,919	$20,726	$17,659	$36,111
Transaction cost(b)	—	—	—	34,231	—
Debt Extinguishment costs(c)	37,957	11,622	9,979	9,979	36,314
Gain on foreign currency derivative(d)	—	—	—	1,926	—
Management fee(e)	2,270	1,770	226	—	726
Goodwill and asset impairment(f)	1,089	1,089	—	—	—
(Gain) loss on asset disposals(g)	(11,547)	(10,840)	2,512	—	1,805
Legal settlement costs(h)	146	146	—	—	—
Priory reorganization costs(i)	12,575	9,445	4,670		7,800
Priory non-cash rent expense(j)	4,696	3,569	2,948	—	4,075
Effect of Priory sale-leaseback transaction(k)	(18,878)	(16,301)	—	—	(2,577)
Pro forma effect of Priory acquisitions(l)	6,548	5,288	1,197	—	2,457
Restructuring savings(m)	1,069	1,069		—	—
Habit acquisition synergies(n)	510	510	—	—	—
CRC acquisition synergies(o)	15,000	11,250	6,853	—	10,603
Priory acquisition synergies(p)	20,000	15,000	15,000	—	20,000

Adjusted EBITDA	$660,657	$492,381	$498,266	$359,409	$666,542

(a)	Represents the equity based compensation expense of Acadia of $10,058, $6,975, $14,576 and $17,659 and CRC of $14,246, $1,944, $6,150 and $18,452 for the pro forma year ended December 31, 2014, the pro forma nine months ended September 30, 2014 and 2015, and the pro forma twelve months ended September 30, 2015.
(b)	Represents transaction related expenses for Acadia of $34,231 for the twelve months ended September 30, 2015.
(c)	Represents debt extinguishment costs of $9,979 for Acadia related to its September 2015 repayment of $88,300 of its $97,500 of 12.875% senior unsecured notes, the remaining $9,200 was repaid on November 1, 2015, $11,622 for CRC related to its March 2014 debt refinancing transaction, and $26,335 for Priory related to its November 2014 repayment of £244.7 million of its 7.000% senior unsecured notes.
(d)	Represents the change in fair value of foreign currency derivatives purchased by Acadia related to its United Kingdom acquisitions that occurred on April 1 and June 1, 2015.
(e)	Represents management fees paid by CRC to its private equity investor that were eliminated in connection with the acquisition of CRC.
(f)	Represents non-cash impairment of goodwill and other long-lived assets recorded by CRC.
(g)	Represents gains and losses on disposals of assets as follows:
i.	For CRC, (gains) losses of $1,546 ($1,560 of losses and $13 of gains), $594 ($607 of losses and $13 of gains), $22 and $974 for the pro forma year ended December 31, 2014, the pro forma nine months ended September 30, 2014 and 2015, and the pro forma twelve months ended September 30, 2015.
ii.	For Priory, (gains) losses of $(13,093), $(11,434), $2,490 and $831 for the pro forma year ended December 31, 2014, the pro forma nine months ended September 30, 2014 and 2015, and the pro forma twelve months ended September 30, 2015.
(h)	Represents legal settlement costs and legal fees incurred by CRC primarily related to the investigation by the Office of the Attorney General of the State of Tennessee at its New Life Lodge facility. Costs and expected settlement amounts were accrued in 2013 and the settlement was finalized and paid in April 2014.
(i)	Represents restructuring costs, including severance and site closure costs, and legal and professional costs incurred by Priory of $12,575, $9,445, $4,670 and $7,800 for the pro forma year ended December 31, 2014, the pro forma nine months ended September 30, 2014 and 2015, and the pro forma twelve months ended September 30, 2015.

(j)	Represents non-cash rent expense incurred by Priory for the respective periods.
(k)	Represents the pro forma rent expense associated with Priory’s sale-leaseback of six of its properties on November 15, 2014, as if the transaction occurred on January 1, 2014.
(l)	Represents the pro forma effect of Priory’s acquisition of Castlecare on November 28, 2014 and Life Works on September 17, 2015, as if the acquisitions occurred on January 1, 2014.
(m)	Represents the cost savings associated with CRC’s restructuring of its corporate office in the first quarter of 2014 and the restructuring of its youth services in 2014 as if the restructuring occurred on January 1, 2014. These cost savings synergies related primarily to headcount reductions in youth programs as well as to the reduction of other corporate overhead expenses. These cost savings have been fully reflected in our historical results for the nine months ended September 30, 2015, the twelve month period ended September 30, 2015 and the pro forma twelve month period ended September 30, 2015, and, accordingly, no adjustment is presented in any of these periods.
(n)	Represents the cost savings synergies associated with CRC’s acquisition of Habit of $510, which is reflected as an adjustment for the period prior to the March 1, 2014 acquisition date and pro-rated for the year ended December 31, 2014 and the nine months ended September 30, 2014. These cost savings have been fully reflected in our historical results for the twelve month period ended September 30, 2015 and, accordingly, no adjustment is presented in this periods.
(o)	Represents the pro forma effect of cost savings synergies associated with our acquisition of CRC of approximately $15,000 on a pro forma basis for the year ended December 31, 2014 and pro-rated for the nine months ended September 30, 2014. For the pro forma nine months ended September 30, 2015, the amount represents the amount of cost savings on a pro forma basis for the nine months ended September 30, 2015 less actual savings realized and reflected in Acadia’s historical financial statements for the pro forma nine months ended September 30, 2015. The CRC cost savings synergies relate primarily to headcount reductions as well as to the reduction in certain professional and outside service fees across various departments and other general and administrative expenses and are expected to be fully realized by the first quarter of 2017. The actual relative proportions of synergies achieved through workforce reductions and non-headcount savings could differ materially from these estimates. Actual cost savings, the costs required to realize the cost savings and the source of the cost savings could differ materially from these estimates, and we cannot assure you that we will achieve the full amount of cost savings on the schedule anticipated or at all. See “Risk Factors—Risks of the Combined Company Upon Completion of the Acquisition—We made certain assumptions relating to the Partnerships in Care and CRC acquisitions in our forecasts that may prove to be materially inaccurate.”
(p)	Represents the pro forma effect of cost savings synergies associated with our acquisition of Priory of approximately $20,000 on a pro forma annualized basis. We anticipate that we will incur approximately $3,000 in severance and other costs to achieve these synergies. We expect to incur a majority of these costs during the year ending December 31, 2016, and we expect to realize these cost savings synergies over the 24 month period following completion of the acquisition. These cost savings synergies relate primarily to headcount reductions as well as to the reduction in certain professional and outside services fees across various departments and other general and administrative expenses. The actual relative proportion of synergies achieved through workforce reductions and non-headcount savings could differ materially from these estimates. Actual cost savings, the costs required to realize the cost savings and the source of the cost savings could differ materially from these estimates, and we cannot assure you that we will achieve the full amount of cost savings on the schedule anticipated or at all. See “Risk Factors—Risks Relating to the Acquisition—We have made certain assumptions relating to the Acquisition in our forecasts that may prove to be materially inaccurate, and we may be unable to achieve the related cost savings or synergies.”

RISK FACTORS

Investing in our common stock involves risks. Before making an investment in our common stock, you should carefully consider, among other factors, the risks described below and elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement. Please see the “Special Note Regarding Forward-Looking Statements” section of this prospectus supplement. Please also see the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections of the accompanying prospectus and the risks described in the documents incorporated by reference in this prospectus supplement, including those identified under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in our other filings that we make with the Securities and Exchange Commission. The risks described in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement are not the only ones we face. Additional risks not presently known or that we currently deem immaterial could also materially and adversely affect our financial condition, results of operations, business and prospects. You should consult your own financial and legal advisors as to the risks entailed by an investment in these shares and the suitability of investing in such shares in light of your particular circumstances. Our business, financial condition and results of operations could be materially adversely affected by the materialization of any of these risks. The trading price of our common stock could decline due to the materialization of any of these risks, and you may lose all or part of your investment.

Risks Relating to the Acquisition

We may be unable to complete our planned acquisition of Priory on currently anticipated terms, or at all. Failure to consummate the Acquisition could negatively affect us.

On December 31, 2015, we entered into a binding purchase agreement to acquire the entire issued share capital of Priory. On January 6, 2016, we entered into an amendment to the purchase agreement. Subject to certain exceptions, the Purchase Agreement provides that the Acquisition will close on February 16, 2016. In accordance with the terms of the Purchase Agreement, at closing (i) we will issue an aggregate of 5,533,561 shares of our common stock to Advent, subject to reduction to the extent that the underwriters exercise their option to purchase additional shares in the offering, and (ii) the Purchaser will pay cash consideration of approximately £1.275 billion, including approximately £925 million to be used to repay the outstanding balances of the Priory debt facilities. We plan to finance the Acquisition in part through this offering, in part through borrowings under our Amended and Restated Senior Credit Facility, in part through the New Senior Notes or the Bridge Notes and in part through the issuance of 5,533,561 shares of our common stock, subject to reduction as described above, as we do not currently have sufficient available cash to finance the Acquisition, including through committed capacity under our Amended and Restated Senior Credit Facility.

Review of the Acquisition by the Competition and Markets Authority, or CMA, may not be completed or commenced prior to closing of the Acquisition. The Purchase Agreement provides that if the CMA imposes any order, undertaking or obligation that restricts or prohibits the closing of the Acquisition, then we are required to take reasonably necessary steps to obtain clearance from the CMA in respect of the Acquisition, including making or agreeing to make divestments from parts of Priory’s and/or our respective businesses prior to the closing of the Acquisition. In addition, if any such order, undertaking or obligation remains in place one business day prior to the scheduled closing date, then either we or Advent may elect to terminate the Purchase Agreement. Lastly, we may be required by the CMA to make divestments after closing of the Acquisition, and no assurance can be given in this regard.

The current market price of our common stock may reflect a market assumption that the Acquisition will occur. However, if we are not able to complete this offering on currently anticipated terms or we otherwise are not able to close the anticipated financing transactions mentioned above, or we do not obtain the required regulatory approval from the CMA or the CMA requires divestments of our or Priory’s business, we may be unable to successfully complete the Acquisition on time, or at all, or on the currently anticipated terms, any of which could have a material adverse effect on our results of operations, financial condition and the trading price of our common stock.

Following the Acquisition, we will have a very limited number of authorized but unissued shares of common stock, and we anticipate that we will need to increase the number of authorized shares of our common stock.

Under our amended and restated certificate of incorporation, we have the authority to issue 90,000,000 shares of common stock. As of December 31, 2015, we had 71,689,268 shares of common stock issued and outstanding, and had an aggregate of 1,924,522 shares reserved for future grants under our Incentive Compensation Plan. As a result of the Acquisition, we plan on issuing the shares of our common stock in this offering and an additional 5,533,561 shares of our common stock (subject to reduction to the extent the underwriters exercise their option to purchase additional shares in the offering) to Advent, and we will not have many shares of common stock available for future issuance.

In order to implement future issuances of our common stock in connection with other acquisitions, financing transactions and other strategic transactions as well as pursuant to our Incentive Compensation Plan, we anticipate that we will need to amend our amended and restated certificate of incorporation to increase the number of authorized shares of common stock. Any such amendment will require approval from our Board of Directors and the holders of a majority of our outstanding common stock. We cannot provide any assurance that we will be able to obtain the required stockholder approval. If our stockholders do not approve an increase in our authorized common shares, our ability to use our shares to finance acquisitions and to raise additional capital in the future will be limited and, as result, would impair our financial flexibility, including our liquidity needs and our ability to repay our debt obligations when they mature, execute our business plan, make future acquisitions, and fund operations, any of which would have a material adverse effect on our business, results of operations, financial condition or prospects.

If we are unable to successfully integrate Priory into our business following the Acquisition and completion of competition review, our business, financial condition and results of operations may be negatively impacted.

Upon the closing of the Acquisition and completion of the CMA review, we intend to integrate Priory’s business into our current business. Successful integration will depend on our ability to effect any required changes in operations or personnel which may entail unforeseen liabilities. The integration of Priory may expose us to certain risks, including the following: difficulty in integrating Priory in a cost-effective manner; difficulty or delay in the establishment of effective management information and financial control systems, unforeseen legal, regulatory, contractual, employment or other issues arising out of the combination; combining corporate cultures; maintaining employee morale and retaining key employees; potential disruptions to our on-going business caused by our senior management’s focus on integrating Priory; and performance of the combined assets not meeting our expectations or plans. A failure to properly integrate Priory could have a corresponding material adverse effect on our business, results of operations, financial condition or prospects.

We have made certain assumptions relating to the Acquisition in our forecasts that may prove to be materially inaccurate, and we may be unable to achieve the related cost savings or synergies.

We have made certain assumptions relating to the forecast level of cost savings, synergies and associated costs of the Acquisition. Our assumptions relating to the forecast level of cost savings, synergies and associated costs of the Acquisition may be inaccurate based on the information available to us, including as the result of the failure to realize the expected benefits of the Acquisition, higher than expected transaction and integration costs and unknown liabilities as well as general economic and business conditions that may adversely affect the combined company following the completion of the Acquisition. The anticipated cost savings related to the Acquisition are based upon assumptions about our ability to implement integration measures in a timely fashion and within certain cost parameters. Our ability to achieve the planned cost synergies is dependent upon a significant number of factors, some of which may be beyond our control. For example, we may be unable to eliminate duplicative costs and redundancies in a timely fashion or at all. Other factors that could cause us not to realize the expected cost savings and synergies, include but are not limited to, the following: higher than expected severance costs related to workforce reductions; higher than expected retention costs for employees that will be retained; inability to reduce or eliminate fees relating to professional, outside services and other redundant contracted services in a timely manner or at all; delays in the anticipated timing of activities related to our cost-saving plan including in the reduction of other general and administrative expenses; and other unexpected costs associated with operating our business. In addition, Priory operated at a net loss for the year ended December 31, 2014 and for the nine months ended September 30, 2015, which may impact our ability to achieve synergies and profitability from the Acquisition in the near term. Actual cost savings, the costs required to realize the cost savings and the assumptions underlying the cost savings could differ materially from our current expectations, and we cannot assure you that we will achieve the full amount of cost savings on the schedule anticipated or at all.

Our acquisition of the capital shares of Priory may expose us to unknown or contingent liabilities for which we will not be indemnified.

We are acquiring the capital shares of Priory. Priory and its subsidiaries may have unknown or contingent liabilities, including, but not limited to, liabilities for uncertain tax positions, for failure to comply with healthcare laws and regulations and for regulatory reviews or unresolved litigation, including pending matters relating to corporate manslaughter at one Priory facility and other potential significant charges relating to Priory’s operations. Although we typically attempt to exclude significant liabilities from our acquisition transactions and seek indemnification from sellers, the purchase agreement with Priory contains minimal representations and warranties about the entities and business that we are acquiring. In addition, we have no indemnification rights against the sellers under the purchase agreement and all of the purchase price consideration will be paid at closing of the Acquisition. Therefore, we may incur material liabilities for the past activities of acquired entities and facilities. Such liabilities and related legal or other costs and/or resulting damage to a facility’s reputation could negatively impact our business, financial condition or results of operations.

The majority of Priory’s revenues are not guaranteed, being generated either from spot purchasing or under block or framework agreements where no volume commitments are given and there can be no assurance that Priory can achieve any fee rate increases in the future or will not suffer any fee rate decreases.

Any decline in demand for Priory’s services from publicly funded entities or private payers or any failure by Priory to extend current agreements or enter into alternative agreements on comparable terms with such entities could have an adverse effect on Priory’s average daily census, or ADC, which would have a corresponding negative impact on our or Priory’s business, results of operations and financial condition. Further, there can be no assurances that Priory will be able to implement fee rate increases, which are a driver of Priory’s revenues, or not suffer from any decline in fee rates in the future. Should the effect of any increase in Priory’s annual wages or other operating costs of the business exceed the effect of any increase in Priory’s fee rates or should Priory’s fee rates suffer a decline, Priory would have to absorb any costs that cannot be offset by its fees, which could have a negative impact on our business, results of operations and financial condition.

Publicly funded entities

A significant portion of Priory’s services funded by United Kingdom publicly funded entities are commissioned on a spot-purchase basis at prices determined by prevailing market conditions. It is generally a matter for the relevant commissioner to determine whether to use Priory’s services, and there is no guarantee that previous spot market purchasing activity by a commissioner will continue in the future or at all. Priory also has a number of fixed-term framework agreements which grant it preferred provider status with local authorities in the United Kingdom, which we refer to as Local Authorities, or the NHS typically lasting between one to three years. While pricing is typically agreed for 12 months and discounts are given in relation to the number of beds purchased, no minimum purchasing commitments are given by commissioners under such agreements. As such, commissioners may decide to place existing and new service users with Priory’s competitors, including their own in-house service providers, on short notice. Priory also has a small number of fixed-period block contracts, where a set number of beds are paid for at a discount to spot prices regardless of occupancy. As a result, should spot rates for Priory’s services increase, Priory would remain tied to the discounted rate, which could have an adverse effect on Priory’s results.

The rates that Priory charges publicly-funded entities for its services are negotiated individually with commissioners and are generally subject to annual adjustments on April 1 of each year, historically increasing by reference to the Retail Prices Index, or RPI, or Consumer Prices Index, or CPI, and sector specific wage indices. However, the current economic climate and the United Kingdom government’s overriding economic policy to reduce the budget deficit means that, in the short term at least, commissioners may require that efficiency savings be made and that fees reflect local and national budget requirements. As a result, there can be no assurance that Priory can maintain the payment terms of its arrangements with publicly funded entities, including with respect to the timing of payments.

Further, following expiration of contracts there can be no assurance that negotiations with commissioners will result in the extension or renewal of existing arrangements or the entering into of alternative arrangements for those services. In addition, changing commissioning structures and practices, such as those under the Health and Social Care Act 2012, may involve tendering processes which may result in Priory failing to remain or become an approved provider. Commissioners may also require that following the expiry date of current agreements with Priory, they contract with Priory on a spot basis rather than through a block arrangement or reduce the number of beds subject to block arrangements. Even if Priory is successful in extending current agreements or in entering into alternative arrangements, the duration of such extensions or arrangements is uncertain, and Priory may be unsuccessful in implementing rate increases under such agreements.

Private payers

Although Priory has agreements in place with a number of private medical insurance, or PMI, providers where pricing is generally agreed annually, there is no obligation on the PMI provider to refer its members to Priory or to pay for its members to use Priory’s services. Further, Priory may not be able to renew its existing arrangements with PMI providers on terms comparable to what it has achieved in the past. Fee rates for self-paying individuals are adjusted on January 1 of each year depending on capacity and demand in the relevant service markets. Fees paid or reimbursed by PMI providers are typically adjusted in line with specific contract terms and are generally based on RPI and specific wage indices. Demand in both the PMI market and the self-pay is dependent on economic conditions, which impacts the number of people with sufficient income or capital to pay for insurance coverage or treatment themselves.

Structural shifts in the United Kingdom behavioral healthcare market may adversely affect Priory.

Publicly funded entities

Payments for Priory’s services by publicly funded entities in the United Kingdom, particularly the NHS and Local Authorities, accounted for 87% of Priory’s revenues in the year ended December 31, 2014 and 86% in the year ended December 31, 2013. Further, 19% of Priory’s revenues in the year ended December 31, 2014 was solely attributable to NHS England. Priory expects publicly funded entities in the United Kingdom to continue to generate the significant majority of its revenues. Budget constraints, public spending cuts or other financial pressures could cause such publicly funded entities to spend less money on the type of services that Priory provides, or political or United Kingdom government policy changes could mean that fewer of such services are purchased by publicly funded entities from independent sector providers, due to a shift in funding sources towards PMI or self-payment.

While the outsourcing by the NHS in England of healthcare services has been increasing in recent years, the need of the NHS in England to achieve substantial efficiency savings is likely to result in continued funding pressure in the pricing of such services. For instance, Monitor, the NHS economic regulator, has determined national “tariffs” across a range of NHS services and has issued extensive guidance on how they are to be applied, including provision for local variations to national tariffs, subject to approval by Monitor. While none of Priory’s services are currently subject to national tariffs, the future application of any national tariff on Priory’s services could have a material adverse impact on Priory’s revenue.

In addition, the allocation of funding responsibility for adult social care will be subject to change over the next few years under the provisions of the 2014 Care Act under which individuals identified as being required to pay for their own care under the relevant means test will be required to take funding responsibility up to a specified lifetime monetary cap, with Local Authorities responsible for the remainder of expenses for personal care, excluding “daily living” expenses. This will potentially place greater funding responsibility with public sector bodies over the longer term, which will potentially exacerbate the current funding challenges faced by such bodies.

Private payers

Payments for Priory’s services by PMI providers accounted for 4% of Priory’s revenues in the year ended December 31, 2014, compared to 5% in the year ended December 31, 2013. In addition, payments for Priory’s services by self-pay patients, who purchase treatment on a spot basis accounted for 9% of Priory’s revenues in the year ended December 31, 2014, compared to 9% in the year ended December 31, 2013. Many of the patients who use Priory’s acute healthcare services do so because their PMI provider recognizes Priory’s facilities as being an appropriate provider of the psychiatric treatment services required by the patient. Priory’s ability to attract patients who are funded by PMI providers could be adversely impacted if one or more PMI providers withdraws recognition status from Priory’s facilities, for example, as a result of a change in a PMI provider’s recognition status standards. In addition, many PMI providers have been changing the terms of their policies and shortening the length of time they will cover a stay at one of Priory’s facilities.

There can be no assurance that the entities or individuals who fund Priory’s services will not reduce or cease spending on the types of services that Priory provides or that alternative service or funding models for mental healthcare, learning disabilities care, specialist education or elderly care will not emerge. Any such funding or structural change in the markets where Priory operates could have a material adverse effect on Priory’s ADC, which would have a corresponding negative impact on our business, results of operations and financial condition.

Priory operates in a competitive environment and faces competition from other for-profit and not-for-profit entities, including the NHS, for patients and other service users as well as for appropriate sites on which to expand Priory’s facilities.

Priory faces current and prospective competition for patients and other service users from numerous local, regional and national providers of healthcare, social care and specialist education services, most notably the NHS. Priory also competes for suitable sites for development opportunities and for the acquisition of existing businesses or facilities. Some of Priory’s competitors include public sector bodies such as foundation trusts that are not subject to the same economic pressures as commercial organizations, or entities that operate on a not-for-profit basis, or charitable organizations, each of which may have the ability to finance capital expenditures on a tax-exempt basis or through the receipt of charitable contributions, neither of which is available to Priory. Priory also faces competition from other for-profit entities, who may possess greater financial, marketing or research and development resources than Priory or may invest more funds in renovating their facilities or developing their technology. Failure by Priory to compete effectively with peers and competitors in the industry in which it operates could limit Priory’s ability to attract and retain service users and expand its business, any of which could have a material adverse effect on our business, results of operations and financial condition.

Priory is reliant upon maintaining strong relationships with commissioners employed by publicly funded entities, psychiatric and other medical consultants, and any reorganization of such publicly funded entities may result in the loss of those relationships.

The relationships that Priory has with commissioners is a key driver of Priory’s referrals. Referrals to our existing Partnerships in Care business by the NHS accounted for a significant percentage of its revenue for the year ended December 31, 2014 and the addition of Priory would increase our reliance on such referrals. Should there be a major reorganization of publicly funded entities, such as the NHS reorganization announced in 2010 and implemented between 2012 and 2013, Priory may need to rebuild such relationships which could result in a decrease in the number of referrals made to Priory’s facilities, which could have a corresponding material adverse effect on our business, results of operations, financial condition or prospects. Any actual or perceived deterioration in service quality, any serious incidents at Priory’s facilities or any other event that could cause commissioners to prefer other service providers over Priory could also adversely impact Priory’s referrals from commissioners. Further, Priory’s business also depends, in part, on psychiatric and other medical consultants referring their patients to Priory for treatment either as in-patients or day patients. From time to time, consultants may decide to relocate or reposition their practices, retire or refer patients elsewhere with the result that there is a decrease in the number of referrals made to Priory’s facilities. A deterioration in relationships with commissioners or consultants or the decision by one or more commissioners or consultants to refer patients to Priory’s competitors or to stop all referrals would have an adverse effect on Priory’s ADC, which would have a corresponding negative impact on our business, results of operations and financial condition.

Priory depends on its ability to attract, retain and train experienced and/or qualified staff.

Priory competes with various providers, including the NHS and other employers, in attracting and retaining qualified management, medical, nursing, care and teaching personnel. Competition for such employees is growing and could lead to increases in Priory’s personnel and recruiting costs, which would in turn adversely impact Priory’s operating costs and margins. Competitors, in particular the NHS, may offer more attractive wages, pension plans or other benefits than Priory and Priory may not be able to provide similar offerings to its prospective employees as a result of cost or other reasons.

The United Kingdom behavioral healthcare market has been and is currently experiencing a national shortage of nurses, which Priory believes has led to increased competition in the market and higher costs in connection with the recruitment, training and retention of qualified nurses. Further, because Priory generally recruits its personnel from the local area where the relevant facility is located, the availability in certain areas of suitably qualified personnel can be limited, particularly care home management, qualified teaching personnel and nurses. Further, failure to retain an adequate amount of Priory’s existing staff would increase its operating costs and impact the quality of the services Priory provides as Priory spends substantial financial resources and time in training its staff. Priory’s development could be hampered by any staff shortage and the quality of its services could be adversely affected. Failure to find or train qualified personnel at reasonable wages could have a material adverse effect on our business, results of operations and financial condition.

Priory’s operating costs are subject to increases, including due to statutorily mandated increases in the wages and salaries of Priory’s staff.

Priory’s most significant operating expense is wage costs, which represent the staff costs incurred in providing Priory’s services and running its facilities, and which are primarily driven by the number of employees and pay rates. The number of employees employed by Priory is primarily linked to the number of facilities operated and the number of individuals cared for by Priory. While Priory can reduce the number of employees should occupancy rates decrease at its facilities, there is a limit on the extent to which this can be done without impacting quality of Priory’s services. Furthermore, in July 2015, a new National Living Wage was announced that will be introduced across the United Kingdom as the National Minimum Wage in April 2016 and this will increase Priory’s operating costs and, unless Priory can increase revenues or reduce other costs, will reduce its margins. Our existing Partnerships in Care business would be similarly affected. Priory also has a number of recurring costs including insurance, utilities and rental costs, and may face increases to other recurring costs such as regulatory compliance costs as a result of changes to Priory’s regulatory environment. There can be no assurance that any of Priory’s recurring costs will not grow at a faster rate than Priory’s revenue. As a result, any increase in Priory’s operating costs could have a material adverse effect on our business, results of operations and financial condition.

Priory’s management team is critical to Priory’s continued performance.

Priory relies on the members of its senior management team and, in particular, their relationships with and their understanding of the requirements of the relevant regulatory authorities in Priory’s industry and the publicly funded entities with whom it contracts to provide its services. Priory has put in place policies and remuneration designed to retain and incentivize management; however, there can be no assurance that Priory will be able to retain senior management or to find suitable replacements should they leave. Although the Priory management team is expected to remain with the company following closing of the Acquisition, if senior management were to leave or if a critical member of the senior management team were to leave unexpectedly, it could have a material adverse effect on Priory’s business, results of operations and financial condition, which could have a corresponding material adverse effect on our business, results of operations, financial condition or prospects.

Priory operates in a highly regulated business environment, and predicting regulatory changes or developments is difficult. Failure to comply with regulations to which Priory is subject could lead to substantial penalties, including the loss of registration of some or all of Priory’s facilities.

Priory’s business, like our existing Partnerships in Care business, is subject to a high level of regulation and supervision, ranging from the initial establishment of new facilities, which are subject to registration and licensing requirements, to the recruitment and appointment of staff, occupational health and safety, duty of care to service users, clinical and educational standards, conduct of Priory’s professional and support staff, the environment, public health and other areas. The regulatory requirements differ across Priory’s divisions, though almost all of its activities in England in relation to mental healthcare, elderly care and learning disability care are regulated by the Care Quality Commission, or CQC, and in Scotland, Wales and Northern Ireland, its local equivalent. In addition, Priory’s children’s homes, residential schools and colleges in England are regulated by the Office for Standards in Education, Children’s Services and Skills, or OFSTED,, and in Scotland and Wales by their local equivalent, and all of Priory’s schools must be licensed by the Department for Education. See “Priory Business—Regulatory Overview” for further details on the key regulations to which Priory is subject.

Inspections by CQC, OFSTED, and other regulators can be carried out on both an announced and unannounced basis depending on the specific regulatory provisions relating to the different healthcare, social care and specialist education services Priory provides.

A failure to comply with regulations, the receipt of a poor rating or a lower rating, or the receipt of a negative report that leads to a determination of regulatory non-compliance or Priory’s failure to cure any defect noted in an inspection report could result in reputational damage, fines, the revocation or suspension of the registration of any facility or service or a decrease in, or cessation of, the services provided by Priory at any given facility. Additionally, where placements are funded by Local Authorities, most Local Authorities monitor performance and where there are shortcomings may impose punitive measures. These can, for example, include the suspension of new placements (known in the industry as “embargoes”) and, in extreme cases, removal of all residents placed by that authority, which in turn may affect the level of referrals from other publicly funded entities and Priory’s occupancy levels.

Furthermore, new regulations or regulatory bodies may be introduced in the future or existing regulations and regulatory bodies may be amended or replaced and Priory may not adapt to such changes quickly enough, or in a cost-efficient manner. For example, the United Kingdom government appointed Monitor as the new market regulator for healthcare providers in 2012 by way of a licensing regime. Any failure by Priory to comply with the licensing regime could result in Monitor revoking Priory’s license, which would mean Priory would be unable to operate. In addition, such regulatory changes may preclude management from executing its business plan as intended, including the timing for new developments and openings.

We cannot guarantee that current laws, regulations and regulatory assessment methodologies will not be modified or replaced in the future. There can be no assurance that our or Priory’s business, results of operations and financial condition will not be adversely affected by any future regulatory developments or that the cost of compliance with new regulations will not be material.

Priory cares for a large number of vulnerable individuals with complex needs and any care quality deficiencies could adversely impact Priory’s brand, its reputation and its ability to market its services effectively.

Priory’s future growth will partly depend on its ability to maintain its reputation for high quality services and, through successful sales and marketing activities, increased demand for its services. Factors such as health and safety incidents, problems at its facilities, regulatory enforcement actions, negative press or general customer dissatisfaction could lead to deterioration in the level of Priory’s quality ratings or the public perception of the quality of Priory’s services (including as a result of negative publicity about Priory’s industry generally), which in turn could lead to a loss of patient placements, referrals and self-pay patients or service users. Any impairment of Priory’s reputation, loss of goodwill or damage to the value of its brand name could have a material adverse effect on our business, results of operations and financial condition.

Many of Priory’s service users have complex medical conditions or special needs, are vulnerable and often require a substantial level of care and supervision. There is a risk that one or more service users could be harmed by one or more of Priory’s employees, either intentionally, through negligence or by accident. Further, individuals cared for by Priory have in the past engaged, and may in the future engage, in behavior that results in harm to themselves, Priory’s employees or to one or more other individuals, including members of the public. A serious incident involving harm to one or more service users or other individuals could result in negative publicity. Furthermore, the damage to Priory’s reputation or to the reputation of the relevant facility from any such incident could be exacerbated by any failure on Priory’s part to respond effectively to such incident. While Priory maintains an electronic incident reporting system, which management actively reviews and against which responses are monitored, has implemented rigorous clinical, educational and other governance procedures, carries out substantial employee training, employee inductions and employment reference procedures, including a criminal background check, for all front line staff and deploys public relations resources to manage both positive and negative publicity, there can be no assurance that an event giving rise to significant negative publicity would not occur. Such negative publicity could have a material adverse effect on Priory’s brand, its reputation and its ADC, which would have a corresponding negative impact on our business, results of operations and financial condition.

Priory is and in the future may become involved in legal proceedings based on negligence or breach of a contractual or statutory duty from service users or their family members or from employees or former employees.

From time to time, Priory is subject to complaints and claims from service users and their family members alleging professional negligence, medical malpractice or mistreatment. Priory is also subject to claims for unlawful detention from time to time when patients allege they should not have been detained under the Mental Health Act or where the appropriate procedures were not correctly followed.

Similarly, there may be substantial claims from employees in respect of personal injuries sustained in the performance of their duties, particularly in respect of incidents involving patients detained under the Mental Health Act and where future employment prospects are impaired. Current or former employees may also make claims against Priory in relation to breaches of employment legislation.

Priory may also be involved in coroner’s inquests (or the Scottish equivalent) where there is a fatality at one of Priory’s units (such as pending matters relating to corporate manslaughter at one Priory facility) resulting in an adverse coroner’s verdict or civil claims by individuals or criminal prosecutions by regulatory authorities. Any fines imposed by the courts are likely to be substantial in view of the Sentencing Council guidelines published in November 2015, which materially increase fines for corporate manslaughter and certain health and safety offences. There may also be safeguarding incidents at Priory’s sites which, depending on the circumstances, may result in custodial sentences or other criminal sanctions for the member of staff involved.

The incurrence of any legal fees, damage awards or other fines as summarized above as well as any impact on Priory’s brand or reputation as a result of being involved in any legal proceedings are likely to have a material adverse impact on our business, results of operations and financial condition.

Priory handles sensitive personal data in the ordinary course of business and any failure to maintain the confidentiality of such data could result in legal liability and reputational harm.

Priory processes and stores sensitive personal data as part of its business. In the event of a security breach, sensitive personal data could become public. Priory is currently not aware of any material incidences of potential data breach; however, there can be no assurance that such breaches will not arise in future. Although Priory has in place policies and procedures to prevent such breaches, breaches could occur either as a result of a breach by Priory or as a result of a breach by a third party to whom Priory has provided sensitive personal data, and as a result, Priory could face liability under data protection laws. Such liability may result in sanctions, including fines and/or may cause us to suffer damage to our or Priory’s brand and reputation, which could have a material adverse effect on our business, results of operations and financial condition.

Priory’s insurance may be inadequate, premiums may increase and, if there is a significant deterioration in Priory’s claims experience, insurance may not be available on acceptable terms.

Priory maintains liability insurance intended to cover service user, third party and employee personal injury claims. Due to the structure of Priory’s insurance program under which it carries a large self-insured retention, there may be substantial claims in respect of which the liability for damages and costs falls to Priory before being met by any insurance underwriter. There may also be claims in excess of Priory’s insurance cover or claims which are not covered by its insurance due to other policy limitations or exclusions or where Priory has failed to comply with the terms of the policy. Furthermore, there can be no assurance that Priory will be able to obtain liability insurance cover in the future on acceptable terms, or without substantial premium increases or at all, particularly if there is a deterioration in Priory’s claims experience history. A successful claim against Priory not covered by or in excess of its insurance cover could have a material adverse effect on our business, results of operations and financial condition.

Foreign currency exchange rate fluctuations could materially impact our consolidated financial position and results of operations.

The acquisition of Priory significantly expands our United Kingdom operations. Accordingly, an increased portion of our net revenues will be derived from operations in the United Kingdom, and we intend to translate sales and other results denominated in foreign currency into U.S. dollars for our consolidated financial statements. During periods of a strengthening U.S. dollar, our reported international sales and net earnings could be reduced because foreign currencies may translate into fewer U.S. dollars.

In all jurisdictions in which we operate, we are also subject to laws and regulations that govern foreign investment, foreign trade and currency exchange transactions. These laws and regulations may limit our ability to repatriate cash as dividends or otherwise to the United States and may limit our ability to convert foreign currency cash flows into U.S. dollars.

We will incur significant transaction and acquisition-related costs in connection with the Acquisition.

We will incur substantial costs in connection with the Acquisition, including approximately $62.5 million in transaction-related expenses, including financing fees. In addition, we may incur additional costs to maintain employee morale and to retain key employees, and we will incur substantial fees and costs related to formulating and executing integration plans. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow us to more than offset incremental transaction and acquisition-related costs over time, this net benefit may not be achieved in the near term, or at all.

The pro forma financial statements are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the Acquisition.

The pro forma financial statements contained in, or incorporated by reference into, this prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the Acquisition for several reasons. For example, the pro forma financial statements have been derived from our historical financial statements and Priory’s, CRC’s and Partnerships in Care’s historical financial statements, and certain adjustments and assumptions have been made regarding the combined company after giving effect to the Acquisition. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the actual financial condition and results of operations of the combined company following the Acquisition may not be consistent with, or evident from, these pro forma financial statements.

In addition, the assumptions used in preparing the pro forma financial data may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the Acquisition. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the trading price of the securities of the combined company. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

As part of the Acquisition, we will assume Priory’s existing pension plans and will be responsible for ongoing funding requirements over which we have limited influence. In addition, we may be required to increase funding of these pension plans and/or be subject to restrictions on the use of excess cash.

As a result of the Acquisition, we will assume four defined benefit pension plans and 17 defined contribution pension plans under which we will be obligated to make future contributions to fund benefits to participants. The contributions required to fund the defined benefit pension obligations are determined by the plan’s actuary based on actuarial valuations, which themselves are based on assumptions and estimates about the long-term operation of the plan, including mortality rates of members, the performance of financial markets and interest rates. In addition, if the actual operation of the plan differs from the actuary’s assumptions, additional contributions by us may be required. Benefits under the defined contribution pension plans are based on annual contributions as a proportion of earnings. The aggregate annual cost in 2014 under all Priory pension plans was approximately £4.7 million.

Our funding requirements under the defined benefit and defined contribution pension plans for future years are expected to increase from the current levels. Depending on our cash position at the time, any such funding, or contributions to, our pension plans could impact our operating flexibility and financial position, including adversely affecting our cash flow for the quarter in which they are made. In addition, changes to pension legislation in the United Kingdom may adversely affect our funding requirements. Maintenance of these 21 plans may result in additional expenses. Termination of these plans could have an adverse impact on employee relations and a material adverse effect on our business, results of operations, financial condition or prospects.

Priory’s ability to grow its business through organic expansion either by developing new facilities or by modifying existing facilities is dependent upon many factors.

Priory’s ability to grow its business is dependent on capacity and occupancy at its facilities. Priory’s occupancy percentage was above 80% for the nine months ended September 30, 2015 and the years ended December 31, 2014 and 2013. Should Priory’s facilities reach maximum occupancy, Priory may need to implement other growth strategies either by developing new facilities or by modifying existing facilities.

Priory’s facilities typically need to be purpose-designed in order to enable the type and quality of service that Priory provides. Consequently, Priory must either develop sites to create facilities or purchase or lease existing facilities, which may require substantial modification. Priory must be able to identify suitable sites and there is no guarantee that such sites will be available at all, or at an economically viable cost or in areas of sufficient demand for Priory’s services. The subsequent successful development and construction of a new facility is contingent upon, among other things, negotiation of construction contracts, regulatory permits and planning consents and satisfactory completion of construction. Similarly, Priory’s ability to expand its current facilities is also dependent upon various factors, including identification of appropriate expansion projects, the obtaining of planning permissions, registering of both the expansion and the related healthcare services, financing of the expansion, integration of the expansion into its relationships with the NHS, Local Authorities, referring general practitioners, or GPs, and PMI providers and margin pressure as new facilities are filled with clients.

Delays caused by difficulties in respect of any of the above factors may lead to cost overruns and longer periods before a return is generated on an investment, if at all. Priory may incur significant capital expenditure but due to a regulatory, planning or other reason, may find that it is prevented from opening a new facility or modifying an existing facility. Moreover, even when incurring such development capital expenditure, there is no guarantee that commissioners will make referrals when beds become available. Upon operational commencement of a new facility, Priory typically expects that it will take approximately 12-18 months to reach its targeted occupancy level. Any delays or stoppages in Priory’s projects, the unsatisfactory completion or construction of such projects or the failure of such projects to increase Priory’s occupancy levels could have a material adverse effect on Priory’s ADC, which would have a corresponding negative impact on our business, results of operations and financial condition.

Priory may fail to deal with clinical waste in accordance with applicable regulations or otherwise be in breach of relevant medical, health and safety or environmental laws and regulations.

As part of Priory’s normal business activities, it produces and stores clinical waste, in particular in relation to its Healthcare and Older People Services division activities, which may produce effects harmful to the environment or human health. The storage and transportation of such waste is strictly regulated. Priory’s waste disposal services are outsourced and should the relevant service provider fail to comply with relevant regulations, Priory could face sanctions or fines which could adversely affect its brand, reputation, business or financial condition. Health and safety risks are inherent in the services that Priory provides and are constantly present in its facilities, primarily in respect of food and water quality, as well as fire safety and the risk that service users may cause harm to themselves, other service users or employees. From time to time, Priory has experienced, like other providers of similar services, undesirable health and safety incidents. Some of Priory’s activities are particularly exposed to significant medical risks relating to the transmission of infections or the prescription and administration of drugs for residents and patients. If any of the above medical or health and safety risks were to materialize, Priory may be held liable, fined and any registration certificate could be suspended or withdrawn for failure to comply with applicable regulations, which may have a material adverse impact on our business, results of operations and financial condition.

Priory may lose the ability to enter into leases for new facilities on favorable terms or we may lose the ability to use certain key properties subject to long leases or which may become subject to compulsory purchase orders or we may lose the ability to terminate its leases.

As of September 30, 2015, approximately 22% of Priory’s properties were occupied under long leases and the operation of its businesses in those properties depends on Priory’s right to use the premises demised by the relevant lease. Under the typical terms of the relevant leases, in the event of certain material breaches by Priory, the landlord may enforce its right to forfeit the lease. The tenant has customary rights to apply for relief from forfeiture which is likely to be successful if the relevant breach is remedied at the same time. There can be no assurance that any affected landlord would continue to allow Priory to use the land demised by the lease if Priory fails to meet the contractual obligations thereunder. There can also be no assurances that Priory will be able to renew its leases on acceptable terms or at all. Furthermore, any property in the United Kingdom may at any time be compulsorily acquired by, among others, a Local Authority or a governmental department in connection with redevelopment or infrastructure projects which are to the benefit of the public. Our or Priory’s business, results of operations and financial condition would be materially adversely affected if Priory was no longer able to use and occupy any of its existing properties as a result of a failure to renew any of its existing leases, a failure to meet its contractual obligations under any lease or the receipt of a compulsory purchase order in respect of any properties in which Priory has a long leasehold or freehold interest.

The value of Priory’s freehold and long leasehold real estate assets will be subject to fluctuations in the United Kingdom real estate market.

Priory holds a portfolio of freehold and long leasehold assets. The value of Priory’s property portfolio is subject to, among other things, the conditions of the real estate market in the United Kingdom. The average values of real estate in the United Kingdom, as in other European countries, experienced sharp declines from 2007 as a result of the credit crisis, economic recession and reduced confidence in global financial markets. Although real estate asset values have recovered and stabilized in recent years in the United Kingdom, there can be no assurance that this improvement will continue or be sustainable. Real estate asset values could decline substantially, particularly if the United Kingdom economy or the Eurozone economy as a whole were to suffer a further recession or debt crisis, and could result in declines in the carrying values of Priory’s real estate assets (and the value at which it could dispose of such assets). A decline in the carrying value of Priory’s real estate assets may also weaken Priory’s ability to obtain financing for new investments. Any of the above may have a material adverse effect on our business, results of operations and financial condition.

Priory’s business could be disrupted if Priory’s information systems fail or if its databases are destroyed or damaged.

Priory’s information technology platform supports, among other things, management control of patient administration, billing and financial information and reporting processes. For example, all patients in Priory’s facilities have a full Electronic Patient Record, or EPR, on Carenotes, a bespoke EPR system that allows Priory’s caregivers and nurses to see all information about a patient’s care and treatment. Although Priory has taken measures to mitigate potential information technology security risks and have information technology continuity plans across Priory’s business intended to minimize the impact of information technology failures, there can be no assurance that such measures and plans will be effective. Any failure in Priory’s information technology systems could adversely impact our business, results of operations and financial condition.

Priory is subject to volatility in the global capital and credit markets as well as significant developments in macroeconomic and political conditions that are out of its control.

Priory’s business can be affected by a number of factors that are beyond its control, such as general macroeconomic conditions, conditions in the financial services markets, geopolitical conditions and other general political and economic developments. These conditions and developments may continue to put pressure on the economy in the United Kingdom, which could have a negative effect on Priory’s business. There may be a shortage of liquidity and credit in the United Kingdom or worldwide and this can be exacerbated by adverse developments in global or national political and/or macroeconomic conditions. In particular, Priory has historically financed the development of new facilities and the modification of Priory’s existing facilities through a variety of sources, including its own cash reserves and debt financing. While Priory intends to seek to finance new and existing developments from similar sources in the future, there may be insufficient cash reserves to fund the budgeted capital expenditure and market conditions and other factors may prevent Priory from obtaining debt financing on appropriate terms or at all. In addition, market conditions may limit the number of financial institutions that are willing to provide financing to landlords with whom Priory wishes to contract to build homes for learning disability services, new schools or new mental health facilities which can then be made available to Priory under a long-term operating lease. If conditions in the United Kingdom or the global economy remain uncertain or weaken further, this could materially adversely impact Priory’s ADC, which would have a corresponding negative impact on our business, results of operations and financial condition.

Risks of the Combined Company Upon Completion of the Acquisition

Fluctuations in our operating results, quarter to quarter earnings and other factors, including incidents involving our patients and negative media coverage, may result in significant decreases in the price of our common stock.

The stock markets experience volatility that is often unrelated to operating performance. These broad market fluctuations may adversely affect the trading price of our common stock and, as a result, there may be significant volatility in the market price of our common stock. If we are unable to operate our facilities as profitably as we have in the past or as our investors expect us to in the future, the market price of our common stock will likely decline when it becomes apparent that the market expectations may not be realized. In addition to our operating results, many economic and seasonal factors outside of our control could have an adverse effect on the price of our common stock and increase fluctuations in our quarterly earnings. These factors include certain of the risks discussed herein, demographic changes, operating results of other healthcare companies, changes in our financial estimates or recommendations of securities analysts, speculation in the press or investment community, the possible effects of war, terrorist and other hostilities, adverse weather conditions, the level of seasonal illnesses, managed care contract negotiations and terminations, changes in general conditions in the economy or the financial markets or other developments affecting the healthcare industry.

Our revenues and results of operations are significantly affected by payments received from the government and third-party payors.

A significant portion of our revenues is derived from government healthcare programs, principally Medicare and Medicaid. For the nine months ended September 30, 2015, Acadia derived approximately 45% of its revenues from the Medicare and Medicaid programs.

Government payors, such as Medicaid, generally reimburse us on a fee-for-service basis based on predetermined reimbursement rate schedules. As a result, we are limited in the amount we can record as revenue for our services from these government programs, and if we have a cost increase, we typically will not be able to recover this increase. In addition, the federal government and many state governments, are operating under significant budgetary pressures, and they may seek to reduce payments under their Medicaid programs for services such as those we provide. Government payors also tend to pay on a slower schedule. In addition to limiting the amounts they will pay for the services we provide their members, government payors may, among other things, impose prior authorization and concurrent utilization review programs that may further limit the services for which they will pay and shift patients to lower levels of care and reimbursement. Therefore, if governmental entities reduce the amounts they will pay for our services, or if they elect not to continue paying for such services altogether, our business, financial condition or results of operations could be adversely affected. In addition, if governmental entities slow their payment cycles further, our cash flow from operations could be negatively affected.

Commercial payors such as managed care organizations, private health insurance programs and labor unions generally reimburse us for the services rendered to insured patients based upon contractually determined rates. These commercial payors are under significant pressure to control healthcare costs. In addition to limiting the amounts they will pay for the services we provide their members, commercial payors may, among other things, impose prior authorization and concurrent utilization review programs that may further limit the services for which they will pay and shift patients to lower levels of care and reimbursement. These actions may reduce the amount of revenue we derive from commercial payors.

Changes in these government programs in recent years have resulted in limitations on reimbursement and, in some cases, reduced levels of reimbursement for healthcare services. Payments from federal and state government healthcare programs are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, requirements for utilization review, and federal and state funding restrictions, all of which could materially increase or decrease program payments, as well as affect the cost of providing service to patients and the timing of payments to facilities. We are unable to predict the effect of recent and future policy changes on our operations. In addition, since most states operate with balanced budgets and since the Medicaid program is often a state’s largest program, some states can be expected to enact or consider enacting legislation formulated to reduce their Medicaid expenditures. Furthermore, the recent economic downturn has increased the budgetary pressures on the federal government and many state governments, which may negatively affect the availability of taxpayer funds for Medicare and Medicaid programs. If the rates paid or the scope of services covered by government payors are reduced, there could be a material adverse effect on our business, financial condition and results of operations.

In addition to changes in government reimbursement programs, our ability to negotiate favorable contracts with private payors, including managed care providers, significantly affects the financial condition and operating results of our facilities in the United States. Management expects third-party payors to aggressively manage reimbursement levels and cost controls. Reductions in reimbursement amounts received from third-party payors could have a material adverse effect on our business, financial condition and results of operations.

Our substantial debt could adversely affect our financial health and prevent us from fulfilling our obligations under our financing arrangements.

On a pro forma basis prior to giving effect to the Transactions, as of September 30, 2015, we had approximately $2.3 billion of total debt. In connection with the Transactions, we anticipate incurring additional debt of approximately $1.4 billion through borrowing under our Amended and Restated Senior Credit Facility and the New Senior Notes or the Bridge Notes that we expect to issue to finance the Acquisition. Our substantial debt could have important consequences to our business. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	make it more difficult for us to satisfy our other financial obligations;

•	restrict us from making strategic acquisitions or cause us to make non-strategic divestitures;

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require us to dedicate a substantial portion of our cash flow from operations to payments on our debt (including scheduled repayments on our outstanding term loan borrowings under the Amended and Restated Senior Credit Facility), thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	expose us to interest rate fluctuations because the interest on the Amended and Restated Senior Credit Facility is imposed at variable rates;

•	make it more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such debt;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt;

•	limit our ability to borrow additional funds; and

•	limit our ability to pay dividends, redeem stock or make other distributions.

In addition, the terms of our financing arrangements contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts, including the Amended and Restated Senior Credit Facility and our 6.125% Senior Notes due 2021, our 5.125% Senior Notes due 2022 and our 5.625% Senior Notes due 2023, or together, the Existing Senior Notes.

Servicing our debt will require a significant amount of cash. Our ability to generate sufficient cash to service our debt depends on many factors beyond our control.

Our ability to make payments on and to refinance our debt, to fund planned capital expenditures and to maintain sufficient working capital will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under the Amended and Restated Senior Credit Facility, or from other sources in an amount sufficient to enable us to service our debt or to fund our other liquidity needs. If our cash flow and capital resources are insufficient to allow us to make scheduled payments on our debt, we may need to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance all or a portion of our debt on or before the maturity thereof, any of which could have a material adverse effect on our business, financial condition or results of operations. We cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms or at all, or that the terms of that debt will allow any of the above alternative measures or that these measures would satisfy our scheduled debt service obligations. If we are unable to generate sufficient cash flow to repay or refinance our debt on favorable terms, it could significantly adversely affect our financial condition and the value of our outstanding debt. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

We are subject to a number of restrictive covenants, which may restrict our business and financing activities.

Our financing arrangements impose, and the terms of any future debt may impose, operating and other restrictions on us. Such restrictions affect, and in many respects limit or prohibit, among other things, our and our subsidiaries’ ability to:

•	incur or guarantee additional debt and issue certain preferred stock;

•	pay dividends on our common stock or redeem, repurchase or retire our equity interests or subordinated debt;

•	transfer or sell our assets:

•	make certain payments or investments;

•	make capital expenditures;

•	create certain liens on assets;

•	create restrictions on the ability of our subsidiaries to pay dividends or make other payments to us;

•	engage in certain transactions with our affiliates; and

•	merge or consolidate with other companies.

The Amended and Restated Senior Credit Facility also requires us to meet certain financial ratios, including a fixed charge coverage ratio and a consolidated leverage ratio.

These restrictions may prevent us from taking actions that management believes would be in the best interests of our business and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. We also may incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility. Our ability to comply with these covenants in future periods will largely depend on the pricing of our products and services, our success at implementing cost reduction initiatives and our ability to successfully implement our overall business strategy. We cannot assure you that we will be granted waivers or amendments to our financing arrangements if for any reason we are unable to comply with our financial covenants. The breach of any of these covenants and restrictions could result in a default under the indentures governing the Existing Senior Notes or under the Amended and Restated Senior Credit Facility, which could result in an acceleration of our debt.

Despite our current debt level, we may incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial debt.

We may incur substantial additional debt, including the issuance of additional notes and other debt, in the future. Although the indentures governing our outstanding Existing Senior Notes and our Amended and Restated Senior Credit Facility contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of debt that could be incurred in compliance with these restrictions could be substantial. If new debt is added to our existing debt levels, the related risks that we now face would intensify and we may not be able to meet all our debt obligations.

If we default on our obligations to pay our debt, we may not be able to make payments on our financing arrangements.

Any default under the agreements governing our debt, including a default under the Amended and Restated Senior Credit Facility or the indentures governing our Existing Senior Notes, and the remedies sought by the holders of such debt, could adversely affect our ability to pay the principal, premium, if any, and interest on the Existing Senior Notes and substantially decrease the market value of the Existing Senior Notes. If we are unable to generate sufficient cash flows and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our debt, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our debt (including the Amended and Restated Senior Credit Facility and the indentures governing the Existing Senior Notes), we would be in default under the terms of the agreements governing such debt. In the event of such default, the holders of such debt could elect to declare all the funds borrowed thereunder to be due and payable, the lenders under the Amended and Restated Senior Credit Facility could elect to terminate their commitments or cease making further loans and institute foreclosure proceedings against our assets, or we could be forced to apply all available cash flows to repay such debt, and, in any such case, we could ultimately be forced into bankruptcy or liquidation. Because the indentures governing the Existing Senior Notes and the agreement governing the Amended and Restated Senior Credit Facility have customary cross-default provisions, if any of the debt under the Existing Senior Notes or under the Amended and Restated Senior Credit Facility is accelerated, we may be unable to repay or refinance the amounts due.

An incident involving one or more of our patients or the failure by one or more of our facilities to provide appropriate care could result in increased regulatory burdens, governmental investigations, negative publicity and adversely affect the trading price of our securities.

Because the patients we treat suffer from severe mental health and chemical dependency disorders, patient incidents, including deaths, assaults and elopements, occur from time to time. If one or more of our facilities experiences an adverse patient incident or is found to have failed to provide appropriate patient care, an admissions hold, loss of accreditation, license revocation or other adverse regulatory action could be taken against us. Any such patient incident or adverse regulatory action could result in governmental investigations, judgments or fines and have a material adverse effect on our business, financial condition and results of operations. In addition, we have been and could become the subject of negative publicity or unfavorable media attention, whether warranted or unwarranted, that could have a significant, adverse effect on the trading price of our securities or adversely impact our reputation and how our referral sources and payors view us.

We incurred significant transaction and acquisition-related costs in connection with the Partnerships in Care and CRC acquisitions.

We incurred substantial costs in connection with the Partnerships in Care and CRC acquisitions including transaction-related expenses. In addition, we may incur additional costs to maintain employee morale and to retain key employees, and we will incur substantial fees and costs related to formulating and executing integration plans. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow us to more than offset incremental transaction and acquisition-related costs over time, this net benefit may not be achieved in the near term, or at all.

We made certain assumptions relating to the Partnerships in Care and CRC acquisitions in our forecasts that may prove to be materially inaccurate.

We made certain assumptions relating to the forecast level of cost savings, growth opportunities, synergies and associated costs of the Partnerships in Care and CRC acquisitions. Our assumptions relating to the forecast level of cost savings, growth opportunities, synergies and associated costs of the Partnerships in Care and CRC acquisitions may be inaccurate based on the information available to us, including as the result of the failure to realize the expected benefits of the Partnerships in Care and CRC acquisitions, limited growth opportunities, higher than expected transaction and integration costs and unknown liabilities as well as general economic and business conditions that may adversely affect us. In addition, Partnerships in Care was operating at a net loss for the year ended December 31, 2013 and for the six months ended June 30, 2014, which may impact our ability to capitalize on growth opportunities, achieve synergies and profitability from the Partnerships in Care acquisition in the near term.

Expanding our international operations poses additional risks to our business.

Prior to the acquisition of Partnerships in Care, we were engaged in business activities in the United States and Puerto Rico. The acquisition of Partnerships in Care marked our first entry into a foreign market and we will expand our operations in the United Kingdom as a result of our planned acquisition of Priory. Our business or financial performance may be adversely affected due to the risks of operating internationally, including but not limited to the following: economic and political instability, failure to comply with foreign laws and regulations and adverse changes in the health care policy of the United Kingdom (including decreases in funding for the services provided by Partnerships in Care and Priory), adverse changes in law and regulations affecting the operations of Partnerships in Care and Priory, difficulties and costs of staffing and managing our new operations in the United Kingdom. If any of these events were to materialize, they could lead to disruption of our business, significant expenditures and/or damages to our reputation, which could have a material adverse effect on our results of operations, financial condition or prospects.

As a company based outside of the United Kingdom, we will need to take certain actions to be more easily accepted in the United Kingdom. For example, we may need to engage in a public relations campaign to emphasize service quality and company philosophy, preserve local management continuity and business practices and be transparent in our dealings with local governments and taxing authorities. Such efforts will require significant time and effort on the part of our management team. Our results of operation could suffer if these efforts are not successful.

Our acquisition strategy exposes us to a variety of operational and financial risks.

A principal element of our business strategy is to grow by acquiring other companies and assets in the behavioral healthcare industry. Growth, especially rapid growth, through acquisitions exposes us to a variety of operational and financial risks. We summarize the most significant of these risks below.

Integration risks

We must integrate our acquisitions with our existing operations. This process includes the integration of the various components of our business and of the businesses we have acquired or may acquire in the future, including the following:

•	additional psychiatrists, other physicians and employees who are not familiar with our operations;

•	patients who may elect to switch to another behavioral healthcare provider;

•	regulatory compliance programs; and

•	disparate operating, information and record keeping systems and technology platforms.

Integrating a new facility could be expensive and time consuming and could disrupt our ongoing business, negatively affect cash flow and distract management and other key personnel from day-to-day operations.

We may not be able to successfully combine the operations of recently acquired facilities with our operations, and even if such integration is accomplished, we may never realize the potential benefits of the acquisition. The integration of acquisitions with our operations requires significant attention from management, may impose substantial demands on our operations or other projects and may impose challenges on the combined business including, but not limited to, consistencies in business standards, procedures, policies, business cultures and internal controls and compliance. Certain acquisitions involve a capital outlay, and the return that we achieved on any capital invested may be less than the return that we would achieve on our other projects or investments. If we fail to complete the integration of recently acquired facilities, we may never fully realize the potential benefits of the related acquisitions.

We are in the process of integrating the business of Partnerships in Care and CRC into our current business. Successful integration depends on the ability to effect any required changes in operations or personnel, which may entail unforeseen liabilities. The integration of these businesses may expose us to certain risks, including the following: difficulty in integrating these businesses in a cost-effective manner, including the establishment of effective management information and financial control systems; unforeseen legal, regulatory, contractual, employment or other issues arising out of the combination; combining corporate cultures; maintaining employee morale and retaining key employees; potential disruptions to our on-going business caused by our senior management’s focus on integrating these businesses; and performance of the combined assets not meeting our expectations or plans. A failure to properly integrate these businesses could have a corresponding material adverse effect on our business, results of operations, financial condition or prospects.

Benefits may not materialize

When evaluating potential acquisition targets, we identify potential synergies and cost savings that we expect to realize upon the successful completion of the acquisition and the integration of the related operations. We may, however, be unable to achieve or may otherwise never realize the expected benefits. Our ability to realize the expected benefits from potential cost savings and revenue improvement opportunities is subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control, such as changes to government regulation governing or otherwise impacting the behavioral healthcare industry, reductions in reimbursement rates from third-party payors, reductions in service levels under our contracts, operating difficulties, client preferences, changes in competition and general economic or industry conditions. If we are unsuccessful in implementing these improvements or if we do not achieve our expected results, it may adversely impact our business, financial condition or results of operations.

Assumptions of unknown liabilities

Facilities that we acquire, including the facilities acquired from Partnerships in Care and CRC, may have unknown or contingent liabilities, including, but not limited to, liabilities for uncertain tax positions, liabilities for failure to comply with healthcare laws and regulations and liabilities for unresolved litigation or regulatory reviews. Although we typically attempt to exclude significant liabilities from our acquisition transactions and seek indemnification from the sellers of such facilities, the purchase agreement with Partnerships in Care contained minimal representations and warranties about the entities and business that we acquired. In addition, we have no indemnification rights against the sellers under the Partnerships in Care purchase agreement and all of the purchase price consideration was paid at closing of the Partnerships in Care acquisition. See “—Our acquisition of CRC may expose us to unknown or contingent liabilities for which we will not be indemnified” for a discussion of similar risks with our acquisition of CRC. Therefore, we may incur material liabilities for the past activities of acquired entities and facilities. Even in those acquisitions in which we have such rights, we may experience difficulty enforcing the sellers’ obligations, or we may incur material liabilities for the past activities of acquired facilities. Such liabilities and related legal or other costs and/or resulting damage to a facility’s reputation could negatively impact our business, financial condition or results of operations.

Competing for acquisitions

We face competition for acquisition candidates primarily from other for-profit healthcare companies, as well as from not-for-profit entities. Some of our competitors may have greater resources than we do. As a result, we may pay more to acquire a target business or may agree to less favorable deal terms than we would have otherwise. Our principal competitors for acquisitions have included Universal Health Services and private equity firms. Also, suitable acquisitions may not be accomplished due to unfavorable terms. Further, the cost of an acquisition could result in a dilutive effect on our results of operations, depending on various factors, including the amount paid for an acquired facility, the acquired facility’s results of operations, the fair value of assets acquired and liabilities assumed, effects of subsequent legislation and limits on rate increases. In addition, we may have to pay cash, incur debt, or issue equity securities to pay for any such acquisition, which could adversely affect our financial results, result in dilution to our stockholders, result in increased fixed obligations or impede our ability to manage our operations.

Managing growth

Some of the facilities we have acquired or may acquire in the future may have had significantly lower operating margins prior to the time of our acquisition or may have had operating losses prior to such acquisition. If we fail to improve the operating margins of the facilities we acquire, operate such facilities profitably or effectively integrate the operations of the acquired facilities, our results of operations could be negatively impacted.

If we are unable to successfully integrate CRC into our business, our business, financial condition and results of operations may be negatively impacted.

As a result of the acquisition of CRC, we are engaged in a new line of business in the operation of comprehensive treatment centers specializing in detoxification and recovery programs. The administration of this new line of business will require implementation of appropriate operations, management, and controls. A failure to properly integrate CRC could have a corresponding material adverse effect on our business, results of operations, financial condition or prospects. We are in the process of integrating CRC’s business into our current business. Successful integration will depend on our ability to effect any required changes in operations or personnel which may entail unforeseen liabilities. The integration of CRC may expose us to certain risks, including the following: difficulty in integrating CRC in a cost-effective manner; difficulty or delay in the establishment of effective management information and financial control systems, as well as controls, procedures and training designed to ensure compliance with the U.S. Drug Enforcement Administration, and other regulatory requirements to which CRC’s business is subject; unforeseen legal, regulatory, contractual, employment or other issues arising out of the combination; combining corporate cultures; maintaining employee morale and retaining key employees; potential disruptions to our on-going business caused by our senior management’s focus on integrating CRC; and performance of the combined assets not meeting our expectations or plans.

Our acquisition of CRC may expose us to unknown or contingent liabilities for which we will not be indemnified.

The facilities we acquired in the acquisition of CRC have been and are currently subject to regulatory investigations, such as investigations by the DOJ’s Drug Enforcement Administration, including for non-compliance with certain regulatory requirements relating to the improper handling of controlled substances, and as a result may have unknown or contingent liabilities, including, but not limited to, liabilities for uncertain tax positions, for failure to comply with healthcare laws and regulations and for unresolved litigation or regulatory reviews. In addition, the facilities we acquired in the acquisition of CRC have been and are from time to time, subject to various claims and legal actions that arise in the ordinary course of business, including claims for damages for personal injuries, wrongful death, medical malpractice, breach of contract, tort and employment related claims. In these actions, plaintiffs request a variety of damages, including, in some instances, punitive and other types of damages that may not be covered by insurance or may exceed levels of insurance coverage. These liabilities may increase our costs and harm our business. In addition, a substantial number of our patients addicted to opiates are treated with opioid substitution medications, such as methadone, suboxone and buprenorphine. Opioid substitution medications are prescription medications and have substantial risks associated with them. The facilities we acquired in the acquisition of CRC are currently subject to, and may in the future be subject to, claims arising out of illness, injury or death allegedly caused by opioid replacement therapy. If we are unable to address or manage the risks of claims alleging damages caused by opioid replacement therapy, this could have a material adverse impact on our financial condition and results of operations.

We have no indemnification rights against the sellers under the merger agreement related to the acquisition of CRC and all of the purchase price consideration was paid at the closing of the acquisition of CRC. Therefore, we may incur material liabilities for the past activities of acquired entities and facilities. Such liabilities and related legal or other costs and/or resulting damage to a facility’s reputation could negatively impact our business, financial condition or results of operations.

Deficiencies in CRC’s internal controls over financial reporting could have a material adverse impact on our ability to produce timely and accurate financial statements.

In 2011, a review of inconsistencies in the accounts at one of CRC’s recovery residential treatment facilities resulted in the restatement of certain previously issued consolidated financial statements. During the year ended December 31, 2012, CRC’s management completed the corrective actions to remediate the material weakness in internal control over financial reporting that gave rise to the restatement. Subsequent to the issuance of CRC’s consolidated financial statements for the year ended December 31, 2013, CRC’s management identified errors and made corrections resulting in a restatement of CRC’s 2013, 2012 and 2011 consolidated financial statements as further described in the notes to those financial statements. CRC’s management concluded that these errors were the result of material weaknesses relating to income tax accounting and stock-based compensation, and began to implement corrective actions to remediate the material weaknesses. If we identify any material weakness in the future, their correction would require additional remedial measures which could be costly and time-consuming. In addition, the presence of a material weakness could result in a material misstatement of annual or interim consolidated financial statements which in turn could require us to restate our operating results.

We made certain assumptions relating to the acquisition of CRC in our forecasts that may prove to be materially inaccurate, and we may be unable to achieve the related cost savings or synergies.

We made certain assumptions relating to the forecast level of cost savings, synergies and associated costs of the acquisition of CRC. Our assumptions relating to the forecast level of cost savings, synergies and associated costs of the acquisition of CRC may be inaccurate based on the information available to us, including as the result of the failure to realize the expected benefits of the acquisition of CRC, higher than expected transaction and integration costs and unknown liabilities as well as general economic and business conditions that may adversely affect us following the completion of the acquisition of CRC. The anticipated cost savings related to the acquisition of CRC are based upon assumptions about our ability to implement integration measures in a timely fashion and within certain cost parameters. Our ability to achieve the planned cost synergies is dependent upon a significant number of factors, some of which may be beyond our control. For example, we may be unable to eliminate duplicative costs and redundancies in a timely fashion or at all. Other factors that could cause us not to realize the expected cost savings and synergies, include but are not limited to, the following: higher than expected severance costs related to workforce reductions; higher than expected retention costs for employees that will be retained; inability to reduce or eliminate fees relating to professional, outside services and other redundant contracted services in a timely manner or at all; delays in the anticipated timing of activities related to our cost-saving plan including in the reduction of other general and administrative expenses; and other unexpected costs associated with operating our business. In addition, CRC was operating at a net loss for the years ended December 31, 2013 and 2014, which may impact our ability to achieve synergies and profitability from the acquisition of CRC in the near term. Actual cost savings, the costs required to realize the cost savings and the assumptions underlying the cost savings could differ materially from our current expectations, and we cannot assure you that we will achieve the full amount of cost savings on the schedule anticipated or at all.

Failure to comply with the international and U.S. laws and regulations applicable to our international operations could subject us to penalties and other adverse consequences.

We face several risks inherent in conducting business internationally, including compliance with international and U.S. laws and regulations that apply to our international operations. These laws and regulations include U.S. laws such as the Foreign Corrupt Practices Act and other U.S. federal laws and regulations established by the Office of Foreign Asset Control, local laws such as the United Kingdom Bribery Act 2010 or other local laws which prohibit corrupt payments to governmental officials or certain payments or remunerations to customers. Given the high level of complexity of these laws, however, there is a risk that some provisions may be inadvertently breached by us, for example through fraudulent or negligent behavior of individual employees, our failure to comply with certain formal documentation requirements, or otherwise. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, implementation of compliance programs, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to conduct business in the United Kingdom and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our business and our operating results. Our success depends, in part, on our ability to anticipate these risks and manage these challenges.

We are subject to taxation in certain foreign jurisdictions. Any adverse development in the tax laws of such jurisdictions or any disagreement with our tax positions could have a material adverse effect on our business, financial condition or results of operations. In addition, our effective tax rate could change materially as a result of certain changes in our mix of United States and foreign earnings and other factors, including changes in tax laws.

We are subject to taxation in, and to the tax laws and regulations of, certain foreign jurisdictions as a result of our operations and our corporate and financing structure after the acquisition of Partnerships in Care. Adverse developments in these tax laws or regulations, or any change in position regarding the application, administration or interpretation thereof, in any applicable jurisdiction, could have a material adverse effect on our business, financial condition or results of operations. In addition, the tax authorities in any applicable jurisdiction may disagree with the tax treatment or characterization of any of our transactions, which, if successfully challenged by such tax authorities, could have a material adverse effect on our business, financial condition or results of operations. Certain changes in the mix of our earnings between jurisdictions and assumptions used in the calculation of income taxes, among other factors, could have a material adverse effect on our overall effective tax rate. In addition, legislative proposals to change the United States taxation of foreign earnings could also increase our effective tax rate.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. As a result, you will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering. If the underwriters exercise their option to purchase additional shares, you will experience additional dilution.

Future sales of common stock by our existing stockholders may cause our stock price to fall.

The market price of our common stock could decline as a result of sales by our existing stockholders in the market, or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

Waud Capital Partners, L.L.C. and certain of its affiliates, or Waud Capital Partners, investment funds affiliated with Bain Capital Partners, LLC, or collectively, Bain Capital, along with certain current and former members of our management, and Advent (with respect to the shares of our common stock they receive upon completion of the Acquisition), have certain demand and piggyback registration rights with respect to shares of our common stock beneficially owned by them. The presence of additional shares of our common stock trading in the public market, as a result of the exercise of such registration rights, may have an adverse effect on the market price of our securities.

If securities or industry analysts do not publish research or reports about our business, if they were to change their recommendations regarding our stock adversely or if our operating results do not meet their expectations, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us. If one or more of these analysts cease coverage of us or fail to publish regular reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock or if our operating results do not meet their expectations, our stock price could decline.

A worsening of the economic and employment conditions in the geographies in which we operate could materially affect our business and future results of operations.

During periods of high unemployment, governmental entities often experience budget deficits as a result of increased costs and lower than expected tax collections. These budget deficits at the federal, state and local levels have decreased, and may continue to decrease, spending for health and human service programs, including Medicare and Medicaid in the United States, which are significant payor sources for our facilities. In periods of high unemployment, we also face the risk of potential declines in the population covered under private insurance, patient decisions to postpone or decide against receiving behavioral healthcare services, potential increases in the uninsured and underinsured populations we serve and further difficulties in collecting patient co-payment and deductible receivables.

Substantially all of the revenue from CRC’s eating disorder programs, extended care facilities and certain residential treatment facilities is derived from private-pay funding. In addition, a substantial portion of CRC’s revenue from its comprehensive treatment centers and youth programs is from self-payors. Accordingly, a sustained downturn in the U.S. economy could restrain the ability of CRC’s patients and the families of its students to pay for services in all of CRC’s facilities.

Furthermore, the availability of liquidity and capital resources to fund the continuation and expansion of many business operations worldwide has been limited in recent years. Our ability to access the capital markets on acceptable terms may be severely restricted at a time when we would like, or need, access to those markets, which could have a negative impact on our growth plans, our flexibility to react to changing economic and business conditions and our ability to refinance existing debt (including debt under our Amended and Restated Senior Credit Facility and the Existing Senior Notes). A sustained economic downturn or other economic conditions could also adversely affect the counterparties to our agreements, including the lenders under the Amended and Restated Senior Credit Facility, causing them to fail to meet their obligations to us.

If we fail to comply with extensive laws and government regulations, we could suffer penalties or be required to make significant changes to our operations.

Companies operating in the behavioral healthcare industry in the United States are required to comply with extensive and complex laws and regulations at the federal, state and local government levels relating to, among other things: billing practices and prices for services; relationships with physicians and other referral sources; necessity and quality of medical care; condition and adequacy of facilities; qualifications of medical and support personnel; confidentiality, privacy and security issues associated with health-related information and patient protected health information, or PHI; compliance with The Emergency Medical Treatment & Labor Act, or EMTALA; handling of controlled substances; certification, licensure and accreditation of our facilities; operating policies and procedures; activities regarding competitors; state and local land use and zoning requirements; and addition or expansion of facilities and services.

Among these laws are the anti-kickback provision of the Social Security Act, or the Anti-Kickback Statute, the federal physician self-referral, or the Stark Law, the federal False Claims Act, or the False Claims Act, and similar state laws. These laws, and particularly the Anti-Kickback Statute and the Stark Law, impact the relationships that we may have with physicians and other potential referral sources. We have a variety of financial relationships with physicians and other professionals who refer patients to our facilities, including employment contracts, leases and professional service agreements. The Office of the Inspector General of the Department of Health and Human Services has issued certain exceptions and safe harbor regulations that outline practices that are deemed acceptable under the Stark Law and Anti-Kickback Statute. While we endeavor to comply with applicable exceptions and safe harbors, certain of our current arrangements with physicians and other potential referral sources may not qualify for safe harbor protection. Failure to meet a safe harbor does not mean that the arrangement automatically violates the Anti-Kickback Statute, but may subject the arrangement to greater scrutiny. We cannot offer assurances that practices that are outside of a safe harbor will not be found to violate the Anti-Kickback Statute. Allegations of violations of the Stark Law and Anti-Kickback Statute may be brought under the federal Civil Monetary Penalty Law, which requires a lower burden of proof than criminal violations.

These laws and regulations are extremely complex, and, in many cases, we do not have the benefit of regulatory or judicial interpretation. In the future, it is possible that different interpretations of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our arrangements for facilities, equipment, personnel, services, capital expenditure programs and operating expenses. A determination that we have violated one or more of these laws could subject us to liabilities, including civil penalties, exclusion of one or more facilities from participation in the government healthcare programs and, for violations of certain laws and regulations, criminal penalties. Even the public announcement that we are being investigated for possible violations of these laws could cause our reputation to suffer and have a material adverse effect on our business, financial condition or results of operations. In addition, we cannot predict whether other similar legislation or regulations at the federal or state level will be adopted, what form such legislation or regulations may take or what their impact on us may be.

The construction and operation of healthcare facilities in the United States are subject to extensive federal, state and local regulation relating to, among other things, the adequacy of medical care, equipment, personnel, operating policies and procedures, fire prevention, rate-setting, compliance with building codes and environmental protection. Additionally, such facilities are subject to periodic inspection by government authorities to assure their continued compliance with these various standards. If we fail to adhere to these standards, we could be subject to monetary and operational penalties.

All of our facilities that handle and dispense controlled substances must comply with strict federal and state regulations regarding the purchasing, storage, distribution and disposal of such controlled substances. The potential for theft or diversion of such controlled substances for illegal uses has led the federal government as well as a number of states and localities to adopt stringent regulations not applicable to many other types of healthcare providers. Compliance with these regulations is expensive and these costs may increase in the future.

Property owners and local authorities have attempted, and may in the future attempt, to use or enact zoning ordinances to eliminate our ability to operate a given treatment facility or program. Local governmental authorities in some cases also have attempted to use litigation and the threat of prosecution to force the closure of certain comprehensive treatment facilities. If any of these attempts were to succeed or if their frequency were to increase, our revenue would be adversely affected and our operating results might be harmed. In addition, such actions may require us to litigate which would increase our costs.

Many of our U.S. facilities are also accredited by third-party accreditation agencies such as The Joint Commission or the Commission on Accreditation of Rehabilitation Facilities . If any of our existing healthcare facilities lose their accreditation or any of our new facilities fail to receive accreditation, such facilities could become ineligible to receive reimbursement under Medicare or Medicaid.

Federal, state and local regulations determine the capacity at which many of our U.S. facilities may be operated. State licensing standards require many of our U.S. facilities to have minimum staffing levels; minimum amounts of residential space per student or patient and adhere to other minimum standards. Local regulations require us to follow land use guidelines at many of our U.S. facilities, including those pertaining to fire safety, sewer capacity and other physical plant matters.

Similarly, providers of behavioral healthcare services in the United Kingdom are also subject to a highly regulated business environment. Failure to comply with regulations, lapses in the standards of care, the receipt of poor ratings or lower ratings, the receipt of a negative report that leads to a determination of regulatory noncompliance, or the failure to cure any defect noted in an inspection report could lead to substantial penalties, including the loss of registration or closure of one or more facilities as well as damage to reputation.

If we fail to cultivate new or maintain established relationships with referral sources, our business, financial condition or results of operations could be adversely affected.

Our ability to grow or even to maintain our existing level of business depends significantly on our ability to establish and maintain close working relationships with physicians, managed care companies, insurance companies, educational consultants and other referral sources. We may not be able to maintain our existing referral source relationships or develop and maintain new relationships in existing or new markets. If we lose existing relationships with our referral sources, the number of people to whom we provide services may decline, which may adversely affect our revenue. If we fail to develop new referral relationships, our growth may be restrained.

Our business in the United Kingdom relies upon maintaining strong relationships with commissioners employed by publicly funded entities and any reorganization of such publicly funded entities may result in the loss of those relationships.

The relationships that the sales and marketing function of our facilities in the United Kingdom holds with commissioners is a key driver of referrals to such facilities. Should there be a major reorganization of publicly funded entities, such as the NHS reorganization announced in 2010 and implemented between 2012 and 2013, we may need to rebuild such relationships which could result in a decrease in the number of referrals made to the Partnerships in Care facilities and could have a corresponding material adverse effect on our business, results of operations, financial condition or prospects.

We may be required to spend substantial amounts to comply with statutes and regulations relating to privacy and security of PHI.

There are currently numerous legislative and regulatory initiatives in both the U.S. and the United Kingdom addressing patient privacy and information security concerns. In particular, federal regulations issued under HIPAA require our U.S. facilities to comply with standards to protect the privacy, security and integrity of PHI. These regulations have imposed extensive administrative requirements, technical and physical information security requirements, restrictions on the use and disclosure of PHI and related financial information and have provided patients with additional rights with respect to their health information. Compliance with these regulations requires substantial expenditures, which could negatively impact our business, financial condition or results of operations. In addition, our management has spent, and may spend in the future, substantial time and effort on compliance measures.

In addition to HIPAA, we are subject to similar, and in some cases more restrictive, state and federal privacy regulations. For example, the federal government and some states impose laws governing the use and disclosure of health information pertaining to substance abuse treatment that are more stringent than the rules that apply to healthcare information generally. As public attention is drawn to the issues of the privacy and security of medical information, states may revise or expand their laws concerning the use and disclosure of health information, or may adopt new laws addressing these subjects.

Violations of the privacy and security regulations could subject our operations to substantial civil monetary penalties and substantial other costs and penalties associated with a breach of data security, including criminal penalties. We may also be subject to substantial reputational harm if we experience a substantial security breach involving PHI.

We may be subject to liabilities from claims brought against us or our facilities.

We are subject to medical malpractice lawsuits and other legal actions in the ordinary course of business. Some of these actions may involve large claims, as well as significant defense costs. We cannot predict the outcome of these lawsuits or the effect that findings in such lawsuits may have on us. All professional and general liability insurance we purchase is subject to policy limitations and in some cases, an insurance company may defend us subject to a reservation of rights. Insurance companies in at least two matters involving Acadia are defending us subject to a reservation of rights. Management believes that, based on our past experience and actuarial estimates, our insurance coverage is adequate considering the claims arising from the operations of our facilities. While we continuously monitor our coverage, our ultimate liability for professional and general liability claims could change materially from our current estimates. If such policy limitations should be partially or fully exhausted in the future, or payments of claims exceed our estimates or are not covered by our insurance, it could have a material adverse effect on our business, financial condition or results of operations. Further, insurance premiums have increased year over year and insurance coverage may not be available at a reasonable cost, especially given the significant increase in insurance premiums generally experienced in the healthcare industry.

We have been and could become the subject of governmental investigations, regulatory actions and whistleblower lawsuits.

Healthcare companies in both the United States and the United Kingdom are subject to numerous investigations by various governmental agencies. Certain of our facilities have received, and other facilities may receive, government inquiries from, and may be subject to investigation by, governmental agencies. Depending on whether the underlying conduct in these or future inquiries or investigations could be considered systemic, their resolution could have a material adverse effect on our business, financial condition and results of operations.

Further, under the False Claims Act, private parties are permitted to bring qui tam or “whistleblower” lawsuits against companies that submit false claims for payments to, or improperly retain overpayments from, the government. Because qui tam lawsuits are filed under seal, we could be named in one or more such lawsuits of which we are not aware. We may also be subject to substantial reputational harm as a result of the public announcement of any investigation into such claims.

We are subject to uncertainties regarding recent health reform and budget legislation.

The expansion of health insurance coverage in the United States under the Patient Protection and Affordable Care Act and the Reconciliation Act, or, collectively, the Health Reform Legislation, may increase the number of patients using our facilities who have either private or public program coverage. In addition, a disproportionately large percentage of new Medicaid coverage is likely to be in states that currently have relatively low income eligibility requirements and may include states where we have facilities. Furthermore, as a result of the Health Reform Legislation, there may be a reduction in uninsured patients, which should reduce our expense from uncollectible accounts receivable.

Notwithstanding the foregoing, the Health Reform Legislation makes a number of other changes to Medicare and Medicaid which management believes may have an adverse impact on us. The various provisions in the Health Reform Legislation that directly or indirectly affect reimbursement are scheduled to take effect over a number of years. Health Reform Legislation provisions are likely to be affected by the incomplete nature of implementing regulations or expected forthcoming interpretive guidance, gradual implementation or future legislation. Further, Health Reform Legislation provisions, such as those creating the Medicare Shared Savings Program and the Independent Payment Advisory Board, create certain flexibilities in how healthcare may be reimbursed by federal programs in the future. Thus, we cannot predict the impact of the Health Reform Legislation on our future reimbursement at this time.

The Health Reform Legislation also contains provisions aimed at reducing fraud and abuse in healthcare. The Health Reform Legislation amends several existing laws, including the federal Anti-Kickback Statute and the False Claims Act, making it easier for government agencies and private plaintiffs to prevail in lawsuits brought against healthcare providers. Congress revised the intent requirement of the Anti-Kickback Statute to provide that a person is not required to have actual knowledge or specific intent to commit a violation of the Anti-Kickback Statute in order to be found guilty of violating such law. The Health Reform Legislation also provides that any claims for items or services that violate the Anti-Kickback Statute are also considered false claims for purposes of the False Claims Act. The Health Reform Legislation provides that a healthcare provider that knowingly retains an overpayment in excess of 60 days is subject to the False Claims Act.

The impact of the Health Reform Legislation on each of our facilities may vary. We cannot predict the impact the Health Reform Legislation may have on our business, results of operations, cash flow, capital resources and liquidity, or whether we will be able to adapt successfully to the changes required by the Health Reform Legislation.

We are similarly unable to guarantee that current United Kingdom laws, regulations and regulatory assessment methodologies will not be modified or replaced in the future. Additionally, there is a risk that budget constraints, public spending cuts (such as the cuts announced by the United Kingdom government in the 2010 Comprehensive Spending Review and implemented in the 2011 and 2012 government budgets) or other financial pressures could cause the NHS to reduce funding for the types of services that Partnerships in Care and Priory provide. Such policy changes in the United Kingdom could lead to fewer services being purchased by publicly funded entities or material changes being made to their procurement practices, any of which could materially reduce Partnerships in Care’s revenue. These and other future developments and amendments may negatively impact our operations, which could have a material adverse effect on our business, financial condition or results of operations. See “—Expanding our international operations poses additional risks to our business” in this Risk Factors section.

Finally, the allocation of funding responsibility for adult social care will be subject to change over the next few years under the provisions of the 2014 Care Act with individuals identified as being required to pay for their own care under the relevant means test being required to take funding responsibility up to a specified lifetime monetary cap, with Local Authorities then becoming responsible for the continued funding of personal care, but not ‘daily living’ expenses. This will potentially place greater funding responsibility with public sector bodies over the longer term, which will potentially exacerbate the current funding challenges faced by such bodies.

We operate in a highly competitive industry, and competition may lead to declines in patient volumes.

The healthcare industry is highly competitive, and competition among healthcare providers (including hospitals) for patients, physicians and other healthcare professionals has intensified in recent years. There are other healthcare facilities that provide behavioral and other mental health services comparable to those offered by our facilities in each of the geographical areas in which we operate. Some of our competitors are owned by tax-supported governmental agencies or by non-profit corporations and may have certain financial advantages not available to us, including endowments, charitable contributions, tax-exempt financing and exemptions from sales, property and income taxes. Some of our for-profit competitors are local, independent operators or physician groups with strong established reputations within the surrounding communities, which may adversely affect our ability to attract a sufficiently large number of patients in markets where we compete with such providers.

If our competitors are better able to attract patients, recruit and retain physicians and other healthcare professionals, expand services or obtain favorable managed care contracts at their facilities, we may experience a decline in patient volume and our results of operations may be adversely affected.

The NHS is the principal provider of mental healthcare services in the United Kingdom, with approximately 70% of the totals beds in secure mental healthcare services in the United Kingdom. As the preferred provider, there is often a bias toward referrals to the NHS, and therefore NHS facilities have maintained high occupancy rates. As a result of budget constraints, independent operators have emerged to satisfy the demand for mental health services not supplied by the NHS. In addition to the NHS, we face competition in the United Kingdom from independent sector providers and other publicly funded entities for individuals requiring care and for appropriate sites on which to develop or expand facilities in the United

Kingdom. Should we fail to compete effectively with our peers and competitors in the industry, or if the competitive environment intensifies, individuals may be referred elsewhere for services that we provide, negatively impacting our ability to secure referrals and limiting the expansion of our business.

The trend by insurance companies and managed care organizations to enter into sole-source contracts may limit our ability to obtain patients.

Insurance companies and managed care organizations in the United States are entering into sole-source contracts with healthcare providers, which could limit our ability to obtain patients since we do not offer the range of services required for these contracts. Moreover, private insurers, managed care organizations and, to a lesser extent, Medicaid and Medicare, are beginning to carve-out specific services, including mental health and substance abuse services, and establish small, specialized networks of providers for such services at fixed reimbursement rates. Continued growth in the use of carve-out arrangements could materially adversely affect our business to the extent we are not selected to participate in such networks or if the reimbursement rate in such networks is not adequate to cover the cost of providing the service.

Our performance depends on our ability to recruit and retain quality psychiatrists and other physicians.

The success and competitive advantage of our facilities depends, in part, on the number and quality of the psychiatrists and other physicians on the medical staffs of our facilities and our maintenance of good relations with those medical professionals. Although we employ psychiatrists and other physicians at many of our facilities, psychiatrists and other physicians generally are not employees of our facilities, and, in a number of our markets, they have admitting privileges at competing hospitals providing acute or inpatient behavioral healthcare services. Such physicians (including psychiatrists) may terminate their affiliation with us at any time or admit their patients to competing healthcare facilities or hospitals. If we are unable to attract and retain sufficient numbers of quality psychiatrists and other physicians by providing adequate support personnel and facilities that meet the needs of those psychiatrists and other physicians, they may stop referring patients to our facilities and our results of operations may decline.

It may become difficult for us to attract and retain an adequate number of psychiatrists and other physicians to practice in certain of the communities in which our facilities are located. Our failure to recruit psychiatrists and other physicians to these communities or the loss of such medical professionals in these communities could make it more difficult to attract patients to our facilities and thereby may have a material adverse effect on our business, financial condition or results of operations. Additionally, our ability to recruit psychiatrists and other physicians is closely regulated. The form, amount and duration of assistance we can provide to recruited psychiatrists and other physicians is limited by the Stark Law, the Anti-Kickback Statute, state anti-kickback statutes, and related regulations.

Our facilities face competition for staffing that may increase our labor costs and reduce our profitability.

Our operations depend on the efforts, abilities, and experience of our management and medical support personnel, including our addiction counselors, therapists, nurses, pharmacists, licensed counselors, clinical technicians, and mental health technicians, as well as our psychiatrists and other professionals. We compete with other healthcare providers in recruiting and retaining qualified management, program directors, physicians (including psychiatrists) and support personnel responsible for the daily operations of our business, financial condition or results of operations.

A shortage of nurses, qualified addiction counselors, and other medical support personnel has been a significant operating issue facing us and other healthcare providers. This shortage may require us to enhance wages and benefits to recruit and retain nurses, qualified addiction counselors, and other medical support personnel or require us to hire more expensive temporary or contract personnel. In addition, certain of our facilities are required to maintain specified staffing levels. To the extent we cannot meet those levels, we may be required to limit the services provided by these facilities, which would have a corresponding adverse effect on our net operating revenues. Certain of our treatment facilities are located in remote geographical areas, far from population centers, which increases this risk.

We cannot predict the degree to which we will be affected by the future availability or cost of attracting and retaining talented medical support staff. If our general labor and related expenses increase, we may not be able to raise our rates correspondingly. Our failure either to recruit and retain qualified management, psychiatrists, therapists, counselors, nurses and other medical support personnel or control our labor costs could have a material adverse effect on our results of operations.

Some of our employees are represented by labor unions and any work stoppage could adversely affect our business.

Increased labor union activity could adversely affect our labor costs. As of September 30, 2015, labor unions represented approximately 424 employees at six of our U.S. facilities through eight collective bargaining agreements. With the Partnerships in Care acquisition, the Royal College of Nursing represents nursing employees at all of our facilities in the United Kingdom. We cannot assure you that we will be able to successfully negotiate a satisfactory collective bargaining agreement or that employee relations will remain stable. Furthermore, there is a possibility that work stoppages could occur as a result of union activity, which could increase our labor costs and adversely affect our business, financial condition or results of operations. To the extent that a greater portion of our employee base unionizes and the terms of any collective bargaining agreements are significantly different from our current compensation arrangements, it is possible that our labor costs could increase materially and our business, financial condition or results of operations could be adversely affected.

We depend on key management personnel, and the departure of one or more of our key executives or a significant portion of our local facility management personnel could harm our business.

The expertise and efforts of our senior executives and the chief executive officer, chief financial officer, medical directors, physicians and other key members of our facility management personnel are important to the success of our business. The loss of the services of one or more of our senior executives or of a significant portion of our facility management personnel could significantly undermine our management expertise and our ability to provide efficient, quality healthcare services at our facilities, which could harm our business.

The Partnerships in Care senior management team was important to our acquisition of Partnerships in Care. The loss of members of the Partnerships in Care management team could impact our ability to successfully integrate and operate the Partnerships in Care facilities and business.

We could face risks associated with, or arising out of, environmental, health and safety laws and regulations.

We are subject to various federal, foreign, state and local laws and regulations that:

•	regulate certain activities and operations that may have environmental or health and safety effects, such as the generation, handling and disposal of medical wastes;

•	impose liability for costs of cleaning up, and damages to natural resources from, past spills, waste disposals on and off-site, or other releases of hazardous materials or regulated substances; and

•	regulate workplace safety.

Compliance with these laws and regulations could increase our costs of operation. Violation of these laws may subject us to significant fines, penalties or disposal costs, which could negatively impact our results of operations, financial condition or cash flows. We could be responsible for the investigation and remediation of environmental conditions at currently or formerly owned, operated or leased sites, as well as for associated liabilities, including liabilities for natural resource damages, third party property damage or personal injury resulting from lawsuits that could be brought by the government or private litigants, relating to our operations, the operations of facilities or the land on which our facilities are located. We may be subject to these liabilities regardless of whether we operate, lease or own the facility, and regardless of whether such environmental conditions were created by us or by a prior owner or tenant, or by a third party or a neighboring facility whose operations may have affected such facility or land. That is because liability for contamination under certain environmental laws can be imposed on current or past owners or operators of a site without regard to fault. We cannot assure you that environmental conditions relating to our prior, existing or future sites or those of predecessor companies whose liabilities we may have assumed or acquired will not have a material adverse effect on our business, financial condition or results of operations.

State efforts to regulate the construction or expansion of healthcare facilities in the United States could impair our ability to operate and expand our operations.

A majority of the states in which we operate facilities in the United States have enacted certificate of need, or CON, laws that regulate the construction or expansion of healthcare facilities, certain capital expenditures or changes in services or bed capacity. In giving approval for these actions, these states consider the need for additional or expanded healthcare facilities or services. Our failure to obtain necessary state approval could (i) result in our inability to acquire a targeted facility, complete a desired expansion or make a desired replacement, (ii) make a facility ineligible to receive reimbursement under the Medicare or Medicaid programs or (iii) result in the revocation of a facility’s license or impose civil or criminal penalties on us, any of which could harm our business.

In addition, significant CON reforms have been proposed in a number of states that would increase the capital spending thresholds and provide exemptions of various services from review requirements. In the past, we have not experienced any material adverse effects from such requirements, but we cannot predict the impact of these changes upon our operations.

We may be unable to extend leases at expiration, which could harm our business, financial condition or results of operations.

We lease the real property on which a number of our facilities are located. Our lease agreements generally give us the right to renew or extend the term of the leases and, in certain cases, purchase the real property. These renewal and purchase rights generally are based upon either prescribed formulas or fair market value. Management expects to renew, extend or exercise purchase options with respect to our leases in the normal course of business; however, there can be no assurance that these rights will be exercised in the future or that we will be able to satisfy the conditions precedent to exercising any such renewal, extension or purchase options. Furthermore, the terms of any such options that are based on fair market value are inherently uncertain and could be unacceptable or unfavorable to us depending on the circumstances at the time of exercise. If we are not able to renew or extend our existing leases, or purchase the real property subject to such leases, at or prior to the end of the existing lease terms, or if the terms of such options are unfavorable or unacceptable to us, our business, financial condition or results of operations could be adversely affected.

Controls designed to reduce inpatient services may reduce our revenues.

Controls imposed by Medicare, Medicaid and commercial third-party payors designed to reduce admissions and lengths of stay, commonly referred to as “utilization review,” have affected and are expected to continue to affect our facilities. Inpatient utilization, average lengths of stay and occupancy rates continue to be negatively affected by payor-required preadmission authorization and utilization review and by payor pressure to maximize outpatient and alternative healthcare delivery services for less acutely ill patients. Efforts to impose more stringent cost controls are expected to continue. For example, the Health Reform Legislation potentially expands the use of prepayment review by Medicare contractors by eliminating statutory restrictions on its use.

Utilization review is also a requirement of most non-governmental managed-care organizations and other third-party payors. Although we are unable to predict the effect these controls and changes will have on our operations, significant limits on the scope of services reimbursed and on reimbursement rates and fees could have a material adverse effect on our financial condition and results of operations.

Additionally, the outsourcing of behavioral healthcare to the private sector is a relatively recent development in the United Kingdom. There has been some opposition to outsourcing. While we anticipate that the NHS will continue to rely increasingly upon outsourcing, we cannot assure you that the outsourcing trend will continue. The absence of future growth in the outsourcing of behavioral healthcare services could have a material adverse impact on our business, financial condition and results of operations.

Although we have facilities in 39 states, the United Kingdom and Puerto Rico, we have substantial operations in each of the United Kingdom, Pennsylvania and Arkansas, which makes us especially sensitive to regulatory, economic, environmental and competitive conditions and changes in those locations.

On a pro forma basis, our revenues in the United Kingdom, Pennsylvania and Arkansas represented approximately 58% of our revenue for the year ended December 31, 2014 and approximately 56% of our revenue for the nine months ended September 30, 2015, as listed in the following table:

	% of Total Revenue
State/Country	Year Ended December 31, 2014	Nine Months Ended September 30, 2015
United Kingdom	47%	45%
Pennsylvania	6%	6%
Arkansas	5%	5%

Total	58%	56%

This concentration makes us particularly sensitive to legislative, regulatory, economic, environmental and competition changes in those locations. Any material change in the current payment programs or regulatory, economic, environmental or competitive conditions in these locations could have a disproportionate effect on our overall business results. If our facilities in these states are adversely affected by changes in regulatory and economic conditions, our business, financial condition or results of operations could be adversely affected.

In addition, some of our facilities are located in hurricane-prone areas. In the past, hurricanes have had a disruptive effect on the operations of facilities and the patient populations in hurricane-prone areas. Our business activities could be significantly disrupted by a particularly active hurricane season or even a single storm, and our property insurance may not be adequate to cover losses from such storms or other natural disasters.

We are required to treat patients with emergency medical conditions regardless of ability to pay.

In accordance with our internal policies and procedures, as well as EMTALA, we provide a medical screening examination to any individual who comes to one of our hospitals seeking medical treatment (whether or not such individual is eligible for insurance benefits and regardless of ability to pay) to determine if such individual has an emergency medical condition. If it is determined that such person has an emergency medical condition, we provide such further medical examination and treatment as is required to stabilize the patient’s medical condition, within the facility’s capability, or arrange for the transfer of the individual to another medical facility in accordance with applicable law and the treating hospital’s written procedures. Our hospitals may face substantial civil penalties if we fail to provide appropriate screening and stabilizing treatment or fail to facilitate other appropriate transfers as required by EMTALA. Our obligations under EMTALA may increase substantially; CMS has recently sought stakeholder comments concerning the potential applicability of EMTALA to hospital inpatients and the responsibilities of hospitals with specialized capabilities, such as ours, to accept the transfer of such patients. If the number of indigent and charity care patients with emergency medical conditions we treat increases significantly, or if regulations expanding our obligations to inpatients under EMTALA are adopted, our results of operations may be harmed.

An increase in uninsured or underinsured patients or the deterioration in the collectability of the accounts of such patients could harm our results of operations.

Collection of receivables from third-party payors and patients is critical to our operating performance. Our primary collection risks relate to uninsured patients and the portion of the bill that is the patient’s responsibility, which primarily includes co-payments and deductibles. We estimate our provisions for doubtful accounts based on general factors such as payor source, the agings of the receivables and historical collection experience. At September 30, 2015, our allowance for doubtful accounts represented approximately 12% of our accounts receivable balance as of such date. We routinely review accounts receivable balances in conjunction with these factors and other economic conditions that might ultimately affect the collectability of the patient accounts and make adjustments to our allowances as warranted. Significant changes in business office operations, payor mix, economic conditions or trends in federal and state governmental health coverage (including implementation of the Health Reform Legislation) could affect our collection of accounts receivable, cash flow and results of operations. If we experience unexpected increases in the growth of uninsured and underinsured patients or in bad debt expenses, our results of operations will be harmed.

A cyber security incident could cause a violation of HIPAA and other privacy laws and regulations or result in a loss of confidential data.

A cyber-attack that bypasses our information technology, or IT, security systems causing an IT security breach, loss of PHI or other data subject to privacy laws, loss of proprietary business information, or a material disruption of our IT business systems, could have a material adverse impact on our business, financial condition or results of operations. In addition, our future results of operations, as well as our reputation, could be adversely impacted by theft, destruction, loss, or misappropriation of PHI, other confidential data or proprietary business information.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, could have a material adverse effect on our business.

We are required to maintain internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. If we are unable to maintain adequate internal control over financial reporting, we may be unable to report our financial information on a timely basis, may suffer adverse regulatory consequences or violations of NASDAQ listing rules and may breach the covenants under our financing arrangements. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. If we or our independent registered public accounting firm identify any material weakness in our internal control over financial reporting in the future (including any material weakness in the controls of businesses we have acquired), their correction could require additional remedial measures which could be costly, time-consuming and could have a material adverse effect on our business.

As part of the Partnerships in Care acquisition, we assumed Partnerships in Care’s existing pension plans and a defined contribution plan and are responsible for an underfunded pension liability. In addition, we may be required to increase funding of the pension plans and/or be subject to restrictions on the use of excess cash.

Partnerships in Care is the sponsor of a defined benefit pension plan (the Partnerships in Care Limited Pension and Life Assurance Plan) that covers approximately 187 members in the United Kingdom, most of whom are inactive and retired former employees. As of May 1, 2005, this plan was closed to new participants but then-current participants continue to accrue benefits. As of September 30, 2015, the net deficit recognized under

U.S. GAAP in respect of this scheme was £5.7 million. Although this underfunded position was considered in determining the purchase price for Partnerships in Care, it may adversely affect us as follows:

•

Laws and regulations normally require a new funding plan to be agreed upon every three years. Changes in actuarial assumptions, including future discount, inflation and interest rates, investment returns and mortality rates, may increase the underfunded position of the pension plan and cause us to increase our contributions to the pension plan to cover underfunded liabilities.

•

The pension plan is regulated in the United Kingdom, and trustees represent the interests of covered workers. Laws and regulations could create an immediate funding obligation to the pension plan which could be significantly greater than the £5.7 million as of September 30, 2015, and could impact the ability to use Partnerships in Care’s existing cash or our future excess cash to grow the business or finance other obligations. The use of Partnerships in Care’s cash and future cash flows beyond the operation of Partnerships in Care’s business or the satisfaction of Partnerships in Care’s obligations would require negotiations with the trustees and regulators.

We also assumed an additional pension plan (the Federated Pension Plan), of which fewer than five Partnerships in Care employees are participants, and a defined contribution plan (the Partnerships in Care Limited New Generation Personal Pension) under which participants receive contributions as a proportion of earnings. Maintenance of these plans may result in additional expenses. Termination of these plans could have an adverse impact on employee relations and a material adverse effect on our financial results.

We incur substantial costs as a result of being a public company.

As a public company, we incur significant legal, accounting, insurance and other expenses, including costs associated with public company reporting requirements. We incur costs associated with complying with the requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and related rules implemented by the SEC and NASDAQ. Enacted in July 2010, the Dodd-Frank Act contains significant corporate governance and executive compensation-related provisions, some of which the SEC has recently implemented by adopting additional rules and regulations in areas such as executive compensation. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. Management expects these laws and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although management is currently unable to estimate these costs with any degree of certainty. These laws and regulations could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

We are party to a stockholders agreement with Waud Capital Partners and Bain Capital, which provides them with certain rights over Company matters.

In accordance with the terms of the Amended and Restated Stockholders Agreement, Waud Capital Partners has the right to designate, following the expiration of the current term of directors designated by Waud Capital Partners, one nominee for election to the board of directors of the Company for one additional three-year term. Waud Capital Partners also retains a consent right over the removal of existing directors designated by Waud Capital Partners and any vacancies in such designated board seats may be filled by Waud Capital Partners prior to the expiration of the current terms of such directors. The merger agreement related to our acquisition of CRC provided that one designee of Bain Capital be appointed to our board of directors as a Class III director at the effective time of the merger.

It is possible that the interests of Waud Capital Partners and Bain Capital may in some circumstances conflict with our interests and the interests of our stockholders.

Provisions of our charter documents or Delaware law could delay or prevent an acquisition of us, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for stockholders to change management.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. This is because these provisions may prevent or frustrate attempts by stockholders to replace or remove our management. These provisions include:

•	a classified board of directors;

•	a prohibition on stockholder action through written consent;

•	a requirement that special meetings of stockholders be called only upon a resolution approved by a majority of our directors then in office;

•	advance notice requirements for stockholder proposals and nominations; and

•	the authority of the board of directors to issue preferred stock with such terms as the board of directors may determine.

Section 203 of the Delaware General Corporation Law, as amended, or DGCL, prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person that together with its affiliates owns or within the last three years has owned 15% of voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Although we have elected not to be subject to Section 203 of the DGCL, our amended and restated certificate of incorporation contains provisions that have the same effect as Section 203, except that they provide that Waud Capital Partners, its affiliates and any investment fund managed by Waud Capital Partners and any persons to whom Waud Capital Partners sells at least five percent (5%) of our outstanding voting stock will be deemed to have been approved by our board of directors, and thereby not subject to the restrictions set forth in our amended and restated certificate of incorporation that have the same effect as Section 203 of the DGCL. Accordingly, the provision in our amended and restated certificate of incorporation that adopts a modified version of Section 203 of the DGCL may discourage, delay or prevent a change in control of us.

As a result of these provisions in our charter documents and Delaware law, the price investors may be willing to pay in the future for shares of our common stock may be limited.

We do not anticipate paying any cash dividends in the foreseeable future.

We intend to retain our future earnings, if any, for use in our business or for other corporate purposes and do not anticipate that cash dividends with respect to common stock will be paid in the foreseeable future. Any decision as to the future payment of dividends will depend on our results of operations, financial position and such other factors as our board of directors, in its discretion, deems relevant. In addition, the terms of our debt substantially limit our ability to pay dividends. As a result, capital appreciation, if any, of our common stock will be a stockholder’s sole source of gain for the foreseeable future.

THE ACQUISITION AND FINANCING TRANSACTIONS

Acquisition of Priory

On December 31, 2015, Whitewell UK Investments 1 Limited, a subsidiary of Acadia, agreed to acquire the entire issued share capital of Priory Group No. 1 Limited, a company incorporated in England and Wales, pursuant to a sale and purchase deed by and among the Purchaser, Acadia, Priory and the shareholders of Priory listed on Schedule 1 thereto. Investment funds affiliated with Advent International Corporation, or Advent, own approximately 88% of Priory. On January 6, 2016, in connection with this offering, the parties entered into an amendment to the sale and purchase deed to provide, among other things, that the net proceeds from the sale of shares of our common stock, $0.01 par value per share, upon exercise of the underwriters’ option to purchase additional shares in the offering would be paid to Advent, with a corresponding reduction to the number of shares otherwise issuable to Advent. Acadia joined the Purchase Agreement for the purpose of guarantying the Purchaser’s obligations arising under the Purchase Agreement.

Under the terms of, and subject to adjustment as provided in, the Purchase Agreement, (i) the Purchaser will pay cash consideration of approximately £1.275 billion, which includes approximately £925 million to be used to repay the outstanding balances of the debt facilities of the target companies, and (ii) an aggregate of 5,533,561 shares of our common stock will be issued to Advent. The aggregate amount of equity consideration reflects an increase in the shares previously disclosed based on the difference between the public offering price in this offering and an agreed upon price in the Purchase Agreement. The number of shares to be issued to Advent will decrease, and the amount of cash to be paid to Advent will increase, if the underwriters exercise their option to purchase additional shares. In addition, there may be minor adjustments to the split of cash consideration referred to above prior to closing as a result of accruals of preference dividend and interest on the Priory preference shares and shareholder debt. However, these accruals of preference dividend and interest will not result in an increase in the aggregate consideration payable by Acadia. See “The Acquisition and Financing Transactions.”

The entities to be acquired by Acadia owned and operated 322 inpatient behavioral health facilities with over 7,000 beds as of September 30, 2015. The facilities are located in England, Wales, Scotland and Northern Ireland. For the year ended December 31, 2014 and the nine months ended September 30, 2015, Priory generated revenue of £520.7 million (approximately $858.0 million) and £424.5 million (approximately $650.5 million), respectively, primarily through the operation and management of inpatient behavioral health facilities.

The Purchase Agreement contains certain customary warranties by the parties, including, without limitation, warranties about the authorization of the parties to enter into the Acquisition and perform their obligations under the Purchase Agreement and, in the case of the sellers of the interests in Priory, their ownership of the Priory interests. The Purchase Agreement does not provide either party with indemnification rights. Either party may terminate the Purchase Agreement if the CMA makes or imposes any order, undertaking or obligation that prohibits closing of the Acquisition. The parties may also terminate the Purchase Agreement in certain circumstances if the other party is in breach of its obligations at closing.

In the Purchase Agreement, the sellers of the interests in Priory agreed among other things that, prior to the closing, they shall (i) use reasonable endeavors to procure that no target company shall take certain identified actions without the prior written consent of the Purchaser; (ii) furnish certain required financial statements of the target companies and such other financial information as may be necessary in connection with the Financing Transactions; (iii) assist Acadia with the preparation of customary offering documents and information memoranda and similar documents in connection with the Financing Transactions, deliver (or cause its accountants to deliver) accountants’ comfort letters and consents of accountants for use of their reports in any required filings, provide customary authorization letters for Acadia’s financing transactions and cooperate with Acadia’s marketing efforts; and (iv) issue notices of redemption and procure bond payoff amounts with respect to

Priory’s outstanding senior secured and senior unsecured bonds. The Purchaser and Acadia have agreed (i) to maintain in effect the debt financing commitment letter and not to amend or modify the debt financing commitment letter in any way that would impose new or additional conditions, prevent or delay closing of the Acquisition or adversely and materially impact the ability of the Purchaser to enforce its rights under the debt financing commitment letter, and (ii) to satisfy all conditions under the debt financing commitment letter within its control and, in the event such debt financing becomes unavailable, to obtain alternative debt financing. Acadia has also agreed not to take certain actions, such as equity issuances, payment of dividends, asset sales, and the incurrence of debt, subject to exceptions, until the earlier of closing and termination of the Purchase Agreement.

We expect to close the Acquisition on February 16, 2016. Closing of the Acquisition is subject to very limited conditions, including primarily the absence of certain regulatory or legal challenges to the Acquisition. Consummation of this offering is not conditioned upon the closing of the Acquisition or any of the other Financing Transactions. We cannot assure you that the Acquisition will close as expected or at all. In addition, even if the Acquisition or other Financing Transactions for the Acquisition do not occur, the shares of our common stock sold in this offering will remain outstanding, and we will not have any obligation to offer to repurchase any or all of such shares. See “Risk Factors—Risks Relating to the Acquisition—We may be unable to complete our planned acquisition of Priory on currently anticipated terms, or at all. Failure to consummate the Acquisition could negatively affect us.”

Second Amended and Restated Registration Rights Agreement

Concurrently with the execution of the Merger Agreement, Acadia entered into a Third Amended and Restated Registration Rights Agreement, or the New Registration Rights Agreement, with the parties named in the agreement. The New Registration Rights Agreement amends and replaces the existing Second Amended and Restated Registration Rights Agreement dated as of October 29, 2014, as amended, or the Existing Registration Rights Agreement. Subject to certain limitations and effective as of December 31, 2015, the New Registration Rights Agreement amends the Existing Registration Rights Agreement to provide registration rights to Advent with respect to the shares of Acadia common stock it receives pursuant to the Purchase Agreement. Upon the closing of the Acquisition, the New Registration Rights Agreement grants certain stockholders “demand” registration rights for registered offerings and “piggyback” registration rights with respect to the Company’s securities. All expenses incident to registrations are required to be borne by Acadia. In connection with the New Registration Rights Agreement, the parties to the New Registration Rights Agreement have agreed not to sell their Acadia securities for a specified period of time.

Strategic Rationale

We expect to realize significant benefits from the Acquisition. Our rationale for the acquisition includes the following:

Expand our geographic presence in the United Kingdom market. The mental health market in the United Kingdom was roughly £14.4 billion in 2011. The independent mental health market accounted for roughly £1.1 billion of that amount, or approximately 8% market share. As a result of government budget constraints and an increased focus on quality, the independent mental health market has witnessed significant expansion in the last decade, making it one of the fastest growing sectors in the United Kingdom healthcare industry. Pro forma for the Acquisition, our United Kingdom mental health revenues would have been $1.1 billion in the year ended December 31, 2014.

Acquire a leading platform in the market. Priory is a leading independent provider of behavioral healthcare services in the United Kingdom, operating 322 inpatient behavioral health facilities with over 7,000 beds as of September 30, 2015. In addition, Priory is one of the few independent providers in the United Kingdom offering the full spectrum of mental health services, primarily focused on the treatment of patients with a variety of psychiatric conditions which are treated in both open and secure environments, as well as neuro-rehabilitation services. Priory also has an experienced management team with market knowledge and relationships within the industry and governmental bodies.

Financially attractive and accretive acquisition. Assuming the Acquisition is completed as planned on February 16, 2016 and Priory continues to perform as it has in the recent past, we expect the combined benefits of increased adjusted EBITDA and a reduced income tax rate will produce earnings accretion (not including the impact of any future acquisitions beyond the purchase of Priory or any transaction-related expenses).

Opportunities for future growth. Demand for independent behavioral health services has grown significantly in the United Kingdom as a result of the NHS reducing bed capacity and increasing hospitalization rates. Outsourcing demand is expected to increase further in light of additional bed closures and reduction in community capacity by the NHS. The behavioral healthcare market in the United Kingdom is highly competitive and fragmented with a variety of for-profit and not-for-profit providers, including the NHS. The NHS is both the principal provider and purchaser of such services. These factors present opportunities for growth by well capitalized, experienced operators. In addition, Acadia management sees meaningful opportunities to produce organic growth in Priory’s existing facilities through the addition of new beds and service line expansions to meet areas of unmet need. Management also expects to pursue additional select acquisitions in the United Kingdom.

Financing Transactions

We intend to fund the Acquisition through (i) this offering, (ii) borrowings of $955.0 million under the TLB Facility and (iii) the issuance of approximately $390.0 million aggregate principal amount of the New Senior Notes or the Bridge Notes. To the extent that the exchange rate changes and is not fixed by us through the use of forward foreign currency contracts, and we need additional dollar proceeds to fund the purchase price, we anticipate utilizing our existing revolving line of credit under our existing amended and restated senior credit agreement, which we refer to as the Existing Credit Agreement. We will also issue 5,533,561 shares of our common stock (subject to reduction to the extent the underwriters exercise their option to purchase additional shares in the offering) to Advent in connection with the Acquisition.

On December 31, 2015, we obtained commitments under a commitment letter, or the Commitment Letter, from Bank of America, N.A., or Bank of America, and Jefferies Finance LLC, or JF, and together with Bank of America, the Initial Lenders, with each of Bank of America and JF to provide, severally and not jointly (a) 50% and 50%, respectively, of the senior unsecured increasing rate bridge credit facility, or the Bridge Facility, in an aggregate principal amount of up to $390 million, to be incurred as set forth below, subject to certain adjustments (including without limitation reductions based on issuances of our debt securities and certain equity securities), and (b) 50% and 50%, respectively, of the TLB Facility in an aggregate principal amount of up to $955 million, subject to certain adjustments. The obligation of the Initial Lenders to provide the Bridge Facility and the TLB Facility in accordance with the Commitment Letter is subject to certain customary conditions. We expect that the TLB Facility, and, if necessary, the Bridge Facility, will become effective commensurate with the closing of the Acquisition on February 16, 2016. We do not currently expect to incur the Bridge Facility under the commitments described in this and the following paragraphs. Instead, we intend to fund a portion of the purchase price for the Acquisition through the issuance of New Senior Notes. However, we cannot assure you that such financing will be executed as anticipated or at all. See “Risk Factors—Risks Relating to the Acquisition—We may be unable to complete our planned acquisition of Priory on currently anticipated terms, or at all. Failure to consummate the Acquisition could negatively affect us.”

If we are unable to issue the Senior Notes in the amounts we expect or at all, then we intend to fund a portion of the purchase price for the Acquisition from the proceeds of the Bridge Facility. We anticipate that the Bridge Facility will mature one year after the drawing thereof and the date of the Acquisition, or the Acquisition Closing Date, and, subject to certain conditions precedent, will be subject to automatic conversion to rollover loans to the extent not paid at maturity, which rollover loans shall mature eight years after the Acquisition Closing Date (subject to being exchanged for certain exchange notes at the option of the applicable bridge lenders). Subject to certain exceptions, it is anticipated that we will be required to repay the Bridge Facility upon certain asset sales outside the ordinary course of business, and from any net proceeds of the issuance or incurrence of additional equity or indebtedness. The Bridge Facility will be unsecured and will be guaranteed by each of our subsidiaries that guarantee the TLB Facility. We anticipate that interest on the Bridge Facility, should it be incurred, will be payable quarterly in arrears at a per annum rate equal to three-month LIBOR (in no event less than 0.75% per annum) plus the applicable margin, which shall initially be 6.25% per annum (but will increase by 0.50% per annum at the end of each three-month period following the Acquisition Closing Date so long as such loans are outstanding, subject to certain limitations). The applicable margin on the Bridge Facility may further increase, in some cases materially, under certain scenarios, including our failure to issue securities to refinance such loans but in no event to exceed a cap to be agreed, or the Total Cap, and the interest payable in respect of rollover loans or exchange notes (as set forth above), should they be incurred, would accrue at the Total Cap. The Bridge Facility will be subject to customary cost and yield protections for similar transactions, including without limitation a requirement for us to offer to prepay such indebtedness at a premium in the event of a change of control. The loans under the Bridge Facility (i) will be subject to covenants on substantially the same terms as those contained in the indenture governing our 5.625% Senior Notes due 2023, or the 5.625% Indenture, (other than covenants with respect to the incurrence of indebtedness and the making of “restricted payments,” which includes the making of dividends and distributions on account of equity, which may be made more restrictive than those set forth in the 5.625% Indenture), (ii) will be subject to representations, warranties, events of default, waivers and consents substantially similar to those set forth in the Existing Credit Agreement, and (iii) will require us to use best efforts to refinance the Bridge Facility as promptly as practicable following the closing of the Acquisition.

We anticipate that the TLB Facility will be effected through an amendment to our Existing Credit Agreement, will mature seven years after the Acquisition Closing Date, and will be subject to quarterly amortization of principal equal to 0.25% of the original aggregate principal amount of the TLB Facility with the balance payable at maturity. Borrowings under the TLB Facility will be guaranteed by each of our subsidiaries that guarantee the Existing Credit Agreement and will be secured by a lien on substantially all of the personal property of Acadia and such guarantors, as well as mortgages on individual parcels of real property owned by us or such guarantors, in each case subject to certain exceptions as set forth in the Existing Credit Agreement. We may elect for loans under the TLB Facility to be LIBOR Rate Loans or Base Rate Loans, each as described in the Existing Credit Agreement. We anticipate LIBOR Rate Loans will bear interest at 4.0% per annum plus LIBOR (in no event less than 0.75% per annum). Meanwhile, we anticipate that Base Rate Loans will bear interest at the applicable base rate (as described in the Existing Credit Agreement) plus 3.0% per annum. Interest payment dates and default rates will be as set forth in the Existing Credit Agreement. The TLB Facility will be subject to covenants, representations, events of default, waivers and consents, indemnification, cost and yield protections, and certain other terms and conditions as set forth in the Existing Credit Agreement (as modified by the TLB Facility in the manner set forth in the Commitment Letter or otherwise), and the incurrence of the TLB Facility will be subject to customary conditions precedent as set forth in the Commitment Letter. We currently anticipate that the TLB Facility will not be subject to financial maintenance covenants. We will be required to ratably prepay the TLB Facility on substantially the same terms and conditions as apply to the “Tranche B Term Loans” under the Existing Credit Agreement, including without limitation from excess cash flow, certain asset sale proceeds and the incurrence of certain non-permitted indebtedness, which prepayments will in certain cases be subject to a prepayment premium in the event of a Repricing Transaction (as defined in the Existing Credit Agreement).

The existing loans under the Existing Credit Agreement will continue to amortize in accordance with their current terms. Our Existing Credit Agreement requires us and our subsidiary guarantors to comply with customary affirmative, negative and financial maintenance covenants, all of which may be subject to customary exceptions, materiality thresholds and qualifications. A breach of any of the restrictions or covenants in our debt agreements could cause a cross-default under other debt agreements. We may be required to pay all of our indebtedness immediately if we default on any of the numerous financial or other restrictive covenants contained in any of our material debt agreements

USE OF PROCEEDS

We estimate that our net proceeds from the issuance and sale of 10,000,000 shares of common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $594.3 million. If the underwriters exercise their option in full to purchase 1,500,000 additional shares of common stock from us, we estimate that our net proceeds from this offering will be approximately $683.5 million after deducting the underwriting discount and estimated offering expenses payable by us. We will use any proceeds from the underwriters’ exercise of their option to purchase additional shares to fund the Acquisition purchase price and reduce the equity consideration component of the Acquisition purchase price.

We intend to use the proceeds from this offering principally to fund a portion of the purchase price for the planned Acquisition of Priory and the fees and expenses of the Transactions. The following table describes the sources and uses of funds relating to the Transactions assuming a closing date of February 16, 2016. Amounts in the table are estimates, and actual amounts may vary from the estimated amounts, and any such change may be material.

Amount
(Dollars in Thousands)
Sources of funds:
Amended and Restated Senior Credit Facility
New Senior Secured Term B Facility	$955,000
Common Stock offered hereby by us(1)	594,750
New Senior Notes or Bridge Notes(2)	390,000
Acadia Common Stock, $0.01 par value, issued in connection with the Acquisition(3)	337,547

Total sources	$2,277,297

Uses of funds:
Equity issuance to Advent(3)	$337,547
Cash to Priory shareholders(4)	514,250
Repayment of Priory indebtedness(5)	1,360,000
Debt financing costs	50,000
Acquisition costs	15,500

Total uses	$2,277,297

(1)	Reflects anticipated proceeds after underwriting discounts and commissions, but excludes (i) any proceeds that we will receive if the underwriters exercise their option to purchase additional shares and (ii) estimated offering expenses of $0.5 million.
(2)	Before discounts, commissions and other expenses associated with the issuance thereof.
(3)	Reflects the issuance of 5,533,561 shares of Acadia common stock with a par value of $0.01 at the public offering price of $61.00 per share. The number of shares otherwise issuable is subject to reduction to the extent the underwriters exercise their option to purchase additional shares in the offering.
(4)	The cash consideration payable to Priory shareholders will be in British Pounds Sterling. This assumes an exchange rate of 1.47 U.S. dollars to one (£1) British Pound Sterling. To the extent that the exchange rate changes and is not fixed through the use of forward foreign currency contracts, and further cash is required, we expect to borrow under our existing revolving line of credit for such purpose.
(5)	The repayment of Priory debt assumed is based on an exchange rate of 1.47 U.S. dollars to one (£1) British Pound Sterling.

To the extent not used for the planned acquisition of Priory, we plan to use the proceeds for general corporate purposes.

Pending application of the proceeds as described above, we intend to place the remaining proceeds in interest bearing time deposits of a national banking association which are insured by the Federal Deposit Insurance Corporation or to invest the proceeds in bonds or other debt obligations issued or guaranteed by the United States government or one of its agencies or instrumentalities or money market funds solely invested in or collateralized by such bonds or debt obligations, to the extent the proceeds are not immediately used to fund the Acquisition.

PRICE RANGE OF OUR COMMON STOCK

Our common stock trades on The NASDAQ Global Select Market under the symbol “ACHC.” The table below sets forth, for the quarters indicated, the high and low sales prices of our common stock as reported by The NASDAQ Global Select Market. As of December 31, 2015, there were 71,689,268 shares outstanding, held by 369 stockholders of record. On January 6, 2016, the last reported sale price of our common stock on The NASDAQ Global Select Market was $61.56 per share.

	Sale Price Per Share of Common Stock
	High	Low
2015
Fourth Quarter	$73.69	$56.90
Third Quarter	82.97	63.69
Second Quarter	78.51	64.91
First Quarter	73.68	57.30

2014
Fourth Quarter	$64.06	$47.53
Third Quarter	52.37	43.45
Second Quarter	49.29	38.76
First Quarter	53.87	44.00

2013
Fourth Quarter	$49.14	$37.88
Third Quarter	41.30	30.70
Second Quarter	35.78	27.85
First Quarter	29.50	22.64

DIVIDEND POLICY

We have never declared or paid dividends on our common stock. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore we do not anticipate paying any cash dividends in the foreseeable future. Additionally, because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. Any future determination to pay dividends out of funds available thereof will be at the discretion of our board of directors, subject to compliance with covenants in current and future agreements governing our indebtedness (including our Amended and Restated Senior Credit Facility and the indentures governing our Existing Senior Notes), and will depend upon our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant.

CAPITALIZATION

The table below sets forth our cash and cash equivalents and our consolidated capitalization as of September 30, 2015:

•	on an actual basis;

•

on an adjusted basis to give effect to (i) our incurrence of $158.0 million of additional borrowings under our senior secured revolving line of credit under our credit facility, primarily to partially finance the acquisition of five businesses in the United Kingdom and United States, (ii) the acquisition of such five businesses and (iii) the redemption of the 12.875% Senior Notes in November 2015, each as described under “Prospectus Supplement Summary—Recent Developments”; and

•

on an as further adjusted basis to give effect to the Transactions (assuming the issuance and sale of common stock as set forth on the cover of the prospectus supplement and the application of the net proceeds as described under “Use of Proceeds” in this prospectus supplement, but at an assumed offering price of $63.00 per share and an assumed exchange rate of 1.48 U.S. dollars to one (£1) British Pound Sterling), after deducting the underwriting discount and estimated offering expenses payable by us, assuming that the Transactions closed on September 30, 2015.

You should read this table in conjunction with “Use of Proceeds,” “Unaudited Pro Forma Condensed Combined Financial Information” and the financial information incorporated by reference in this prospectus supplement.

	As of September 30, 2015
	Actual	As Adjusted	As Further Adjusted(1)
	(Unaudited)
	(Dollars in thousands, except per share data)
Cash and cash equivalents	$50,762	14,795	$39,485

Debt:
Amended and Restated Senior Credit Facility:
Senior Secured Term A Loans (net of discount of $1,501)	505,937	505,937	505,937
Senior Secured Term B Loans (net of discount of $2,295)	493,955	493,955	493,955
Senior Secured Revolving Line of Credit	—	158,000	158,000
New Senior Secured Term B Loans	—	—	955,000
New Senior Notes or Bridge Notes	—	—	390,000
12.875% Senior Notes due 2018 (net of discount of $68)	9,101	—	—
6.125% Senior Notes due 2021	150,000	150,000	150,000
5.125% Senior Notes due 2022	300,000	300,000	300,000
5.625% Senior Notes due 2023 (net of premium of $1,375)	651,375	651,375	651,375
9.0% and 9.5% Revenue Bonds (net of premium of $1,320)	23,945	23,945	23,945

Total debt (including current portion)	$2,134,313	2,283,212	$3,628,212

Stockholders’ Equity:
Common stock, $0.01 par value per share; 90,000,000 shares authorized and 70,716,128 shares issued and outstanding, actual and as adjusted; 90,000,000 shares authorized and 86,079,128 shares issued and outstanding, as further adjusted(2)	$707	707	$861
Preferred stock, $0.01 par value per share; 10,000,000 shares authorized; no shares issued and outstanding	—	—	—
Additional paid-in capital	1,574,708	1,574,708	2,519,923
Accumulated other comprehensive loss	(84,293)	(84,293)	(84,293)
Retained earnings	179,430	179,430	163,930

Total equity	1,670,552	1,670,552	2,600,421

Total capitalization	$4,145,239	$3,953,764	$6,228,633

(1)	The actual public offering price was $61.00 per share rather than $63.00 per share, generating $19.5 million less in net proceeds than what is reflected above.
(2)	Does not reflect the additional 170,561 shares of our common stock to be issued to Advent.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The tables below set forth the unaudited pro forma condensed combined financial data for Acadia Healthcare Company, Inc. (“Acadia”) giving effect to Acadia’s planned purchase of Priory Group No. 1 Ltd. (“Priory”) and the related issuance of common stock and debt financing transactions described herein.

With respect to the issuance of common stock, the unaudited pro forma condensed combined financial data is based on the assumption that Acadia will issue 5,363,000 shares of common stock to shareholders of Priory pursuant to the Sale and Purchase Deed between Acadia and Priory dated December 31, 2015 and sell 10,000,000 shares of Acadia common stock in the offering described herein, at an assumed offering price of $63.00 per share (which was a recent price of Acadia’s common stock on the NASDAQ Global Select Market), resulting in the issuance of a total of 15,363,000 shares. The unaudited pro forma condensed combined financial statements do not reflect the actual offering price of $61.00 per share or the additional 170,561 shares of Acadia’s common stock to be issued to certain Priory shareholders (resulting in the issuance of a total of 15,533,561 shares), and do not reflect the assumed exchange rate of 1.47 U.S. dollars to one (£1) British Pound Sterling used for certain purposes under “Use of Proceeds.”

With respect to Acadia’s planned debt financing, the unaudited pro forma condensed combined financial data is based on the assumption that Acadia will issue $955.0 million of term loans and $390.0 million of senior unsecured notes in lieu of the Bridge Notes.

The unaudited pro forma condensed combined balance sheet as of September 30, 2015 reflects the effect of Acadia’s other completed acquisitions that occurred after September 30, 2015, Acadia’s planned purchase of Priory and the related financing transactions described above as if they occurred on September 30, 2015.

The unaudited pro forma condensed combined statements of operations present income (loss) from continuing operations and give effect to each transaction as if it occurred on January 1, 2014.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2014 combines the audited consolidated statement of operations of Acadia, the unaudited consolidated statement of operations of Partnerships in Care Investments 1 Limited (“Partnerships in Care”) for the six months ended June 30, 2014, the audited consolidated statement of operations of CRC for the year ended December 31, 2014, the unaudited consolidated statement of operations for Acadia’s other completed acquisitions for the periods prior to the respective acquisition dates and the audited consolidated statement of operations for Priory for the year ended December 31, 2014.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2015 combines the unaudited consolidated statement of operations of Acadia, the unaudited consolidated statement of operations of CRC for the period prior to February 11, 2015, the unaudited consolidated statement of operations for Acadia’s other completed acquisitions for the periods prior to the respective acquisition dates and the unaudited consolidated statement of operations for Priory for the nine months ended September 30, 2015.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2014 combines the unaudited consolidated statement of operations of Acadia, the unaudited consolidated statement of operations of Partnerships in Care for the six months ended June 30, 2014, the unaudited consolidated statement of operations of CRC for the nine months ended September 30, 2014, the unaudited consolidated statement of operations for Acadia’s other completed acquisitions for the periods prior to the respective acquisition dates and the unaudited consolidated statement of operations for Priory for the nine months ended September 30, 2014.

The unaudited pro forma condensed combined financial data has been prepared using the acquisition method of accounting for business combinations under U.S. GAAP. The adjustments necessary to fairly present the unaudited pro forma condensed combined financial data have been made based on available information and in the opinion of management are reasonable. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma condensed combined financial data. The pro forma adjustments related to the planned purchase of Priory are preliminary and revisions to the fair value of assets acquired and liabilities assumed may have a significant impact on the pro forma adjustments. A final valuation of assets acquired and liabilities assumed has not been completed and the completion of fair value determinations may result in changes in the values assigned to property and equipment and other assets acquired (including intangibles) and liabilities assumed.

The unaudited pro forma condensed combined financial data is for illustrative purposes only and does not purport to represent what our financial position or results of operations actually would have been had the events noted above in fact occurred on the assumed dates. Accordingly, the unaudited pro forma condensed combined financial should not be used to project our financial position or results of operations for any future date or future period.

The unaudited pro forma condensed combined financial data should be read in conjunction with the consolidated financial statements and notes thereto of Acadia, Partnerships in Care, CRC and Priory included or incorporated by reference herein.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of September 30, 2015

(In thousands)

	Acadia(1)	Completed Acquisitions Pro Forma Adjustments(2)	Acadia Pro Forma	Priory(3a)	Pro Forma Adjustments	Notes	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$50,762	$(35,967)	$14,795	$24,690	$—		$39,485
Accounts receivable, net	214,883	3,773	218,656	65,355	—		284,011
Deferred tax assets	37,291	—	37,291	23,169	—		60,460
Other current assets	75,335	442	75,777	16,056	—		91,833

Total current assets	378,271	(31,752)	346,519	129,270	—		475,789
Property and equipment, net	1,624,166	32,474	1,656,640	1,653,851	—		3,310,491
Goodwill	1,981,140	150,621	2,131,761	283,068	521,585	(5)	2,936,414
Intangible assets, net	58,976	—	58,976	47,926	(10,426)	(5)	96,476
Deferred tax assets—noncurrent	33,278	311	33,589	9,327	—		42,916
Other assets	69,408	51	69,459	—	50,000	(6)	119,459

Total assets	$4,145,239	$151,705	$4,296,944	$2,123,442	$561,159		$6,981,545

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	$41,996	$—	$41,996	$11,105	$(1,555)	(7)	$51,546
Accounts payable	78,384	609	78,993	85,705	—		164,698
Accrued salaries and benefits	87,110	1,841	88,951	27,198	—		116,149
Other accrued liabilities	56,962	353	57,315	41,443	—		98,758

Total current liabilities	264,452	2,803	267,255	165,451	(1,555)		431,151
Long-term debt	2,092,317	148,999	2,241,216	1,365,784	(30,334)	(7)	3,576,666
Deferred tax liabilities—noncurrent	22,210	—	22,210	221,373	(2,085)	(5)	241,498
Other liabilities	87,008	3	87,011	36,098	—		123,109

Total liabilities	2,465,987	151,705	2,617,692	1,788,706	(33,974)		4,372,424
Redeemable noncontrolling interests	8,700	—	8,700	—	—		8,700
Equity:
Common stock	707	—	707	17,343	(17,343)	(4)	861
					54	(5)
					100	(6)
Additional paid-in capital	1,574,708	—	1,574,708	396,062	(396,062)	(4)	2,519,923
					337,815	(5)
					607,400	(6)
Accumulated other comprehensive loss	(84,293)	—	(84,293)	—	—		(84,293)
Retained earnings (accumulated deficit)	179,430	—	179,430	(78,669)	78,669	(4)	163,930
					(15,500)	(6)

Total equity	1,670,552	—	1,670,552	334,736	595,133		2,600,421

Total liabilities and equity	$4,145,239	$151,705	$4,296,944	$2,123,442	$561,159		$6,981,545

See accompanying notes to unaudited pro forma financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2014

(In thousands, except per share amounts)

	Acadia(1)	Completed Acquisitions(2)	Partnerships in Care(8)	CRC(9)	Pro Forma Adjustments	Notes	Acadia Pro Forma	Priory(3b)	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenue before provision for doubtful accounts	$1,030,784	$260,003	$142,312	$460,040	$—		$1,893,139	$857,968	$—		$2,751,107
Provision for doubtful accounts	(26,183)	(1,730)	3	—	(7,872)	(10)	(35,782)	—	—		(35,782)

Revenue	1,004,601	258,273	142,315	460,040	(7,872)		1,857,357	857,968	—		2,715,325
Salaries, wages and benefits	575,412	143,637	84,641	227,692	—		1,031,382	496,456	—		1,527,838
Professional fees	52,482	12,802	6,737	40,551	—		112,572	25,024	—		137,596
Supplies	48,422	9,948	4,868	20,858	—		84,096	34,507	—		118,603
Rents and leases	12,201	7,292	909	17,538	—		37,940	27,924	—		65,864
Other operating expenses	110,654	24,173	11,644	51,517	(1,122)	(14)	196,866	64,594	—		261,460
Depreciation and amortization	32,667	8,002	11,731	21,290	(11,611)	(11a)	62,079	82,696	(9,483)	(11b)	135,292
Interest expense, net	48,221	1,634	43,084	72,718	(46,023)	(12a)	119,634	153,647	(73,841)	(12b)	199,440
Provision for doubtful accounts	—	—	—	7,872	(7,872)	(10)	—	—	—		—
Debt extinguishment costs	—	—	—	11,622	—		11,622	26,335	—		37,957
Gain on foreign currency derivatives	(15,262)	—	—	—	15,262	(13)	—	—	—		—
Goodwill and asset impairments	—	—	—	1,089	—		1,089	—	—		1,089
Transaction-related expenses	13,650	—	—	7,686	(21,336)	(14)	—	4,605	(4,605)	(14)	—

Total expenses	878,447	207,488	163,614	480,433	(72,702)		1,657,280	915,788	(87,929)		2,485,139

Income (loss) from continuing operations before income taxes	126,154	50,785	(21,299)	(20,393)	64,830		200,077	(57,820)	87,929		230,186
Provision (benefit) for income taxes	42,922	14,310	30	6,576	187	(15)	64,025	(36,628)	30,150	(15)	57,547

Income (loss) from continuing operations	83,232	36,475	(21,329)	(26,969)	64,643		136,052	(21,192)	57,779		172,639
Income (loss) from discontinued operations, net of income taxes	(192)	—	—	(4,471)	—		(4,663)	—	—		(4,663)

Net income	83,040	36,475	(21,329)	(31,440)	64,643		131,389	(21,192)	57,779		167,976
Net loss attributable to noncontrolling interests	—	—	—	—	—		—	—	—		—

Net income attributable to Acadia Healthcare Company, Inc.	$83,040	$36,475	$(21,329)	$(31,440)	$64,643		$131,389	$(21,192)	$57,779		$167,976

Earnings per share—income (loss) from continuing operations:
Basic	$1.51						$1.94				$2.02
Diluted	$1.50						$1.93				$2.01

Weighted average shares:
Basic	55,063				15,214	(16a-c)	70,277		15,363	(16d)	85,640
Diluted	55,327				15,214	(16a-c)	70,541		15,363	(16d)	85,904

See accompanying notes to unaudited pro forma financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2015

(In thousands, except per share amounts)

	Acadia(1)	Completed Acquisitions(2)	CRC(9)	Pro Forma Adjustments	Notes	Acadia Pro Forma	Priory(3c)	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenue before provision for doubtful accounts	$1,324,702	$124,023	$53,014	$—		$1,501,739	$650,465	$—		$2,152,204
Provision for doubtful accounts	(25,529)	(1,069)	—	(1,206)	(10)	(27,804)	—	—		(27,804)

Revenue	1,299,173	122,954	53,014	(1,206)		1,473,935	650,465	—		2,124,400

Salaries, wages and benefits	707,583	70,105	31,288	—		808,976	374,873	—		1,183,849
Professional fees	83,215	6,003	5,136	—		94,354	21,748	—		116,102
Supplies	58,430	4,837	2,583	—		65,850	25,732	—		91,582
Rents and leases	22,639	2,654	2,023	—		27,316	33,017	—		60,333
Other operating expenses	148,899	11,469	5,708	—		166,076	62,324	—		228,400
Depreciation and amortization	44,920	3,564	2,459	(688)	(11a)	50,255	58,050	(6,987)	(11b)	101,318
Interest expense, net	77,932	991	8,883	3,134	(12a)	90,940	93,161	(33,307)	(12b)	150,794
Provision for doubtful accounts	—	—	1,206	(1,206)	(10)	—	—	—		—
Debt extinguishment costs	9,979	—	—	—		9,979	—	—		9,979
Gain on foreign currency derivatives	1,926	—	—	(1,926)	(13)	—	—	—		—
Goodwill and asset impairments	—	—	—	—		—	—	—		—
Transaction-related expenses	31,415	—	1,712	(33,127)	(14)	—	2,304	(2,304)	(14)	—

Total expenses	1,186,938	99,623	60,998	(33,813)		1,313,746	671,209	(42,598)		1,942,357

Income (loss) from continuing operations before income taxes	112,235	23,331	(7,984)	32,607		160,189	(20,744)	42,598		182,043
Provision (benefit) for income taxes	34,794	6,777	(3,034)	9,520	(15)	48,057	(297)	(2,249)	(15)	45,511

Income (loss) from continuing operations	77,441	16,554	(4,950)	23,087		112,132	(20,447)	44,847		136,532
Income (loss) from discontinued operations, net of income taxes	83	—	(77)	—		6	—	—		6

Net income	77,524	16,554	(5,027)	23,087		112,138	(20,447)	44,847		136,538
Net loss attributable to noncontrolling interests	464	—	—	—		464	—	—		464

Net income attributable to Acadia Healthcare Company, Inc.	$77,988	$16,554	$(5,027)	$23,087		$112,602	$(20,447)	$44,847		$137,002

Earnings per share—income (loss) from continuing operations:
Basic	$1.16					$1.53				$1.54
Diluted	$1.15					$1.52				$1.53

Weighted average shares:
Basic	67,194			6,072	(16a-c)	73,266		15,363	(16d)	88,629
Diluted	67,539			6,072	(16a-c)	73,611		15,363	(16d)	88,974

See accompanying notes to unaudited pro forma financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2014

(In thousands, except per share amounts)

	Acadia(1)	Completed Acquisitions(2)	Partnerships in Care(8)	CRC(9)	Pro Forma Adjustments	Notes	Acadia Pro Forma	Priory(3d)	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenue before provision for doubtful accounts	$729,784	$200,233	$142,312	$340,255	$—		$1,412,584	$643,223	$—		$2,055,807
Provision for doubtful accounts	(20,084)	(1,334)	3	—	(5,718)	(10)	(27,133)	—	—		(27,133)

Revenue	709,700	198,899	142,315	340,255	(5,718)		1,385,451	643,223	—		2,028,674
Salaries, wages and benefits	408,680	110,472	84,641	157,792	—		761,585	374,624	—		1,136,209
Professional fees	36,151	9,832	6,737	30,297	—		83,017	18,257	—		101,274
Supplies	34,722	7,582	4,868	15,221	—		62,393	25,670	—		88,063
Rents and leases	8,872	5,771	909	12,925	—		28,477	18,541	—		47,018
Other operating expenses	79,188	18,640	11,644	38,218	(1,122)	(14)	146,568	46,986	—		193,554
Depreciation and amortization	21,696	6,172	11,731	15,352	(8,925)	(11a)	46,026	63,403	(7,771)	(11b)	101,658
Interest expense, net	33,505	1,301	43,084	54,455	(42,941)	(12a)	89,404	118,771	(58,917)	(12b)	149,258
Provision for doubtful accounts	—	—	—	5,718	(5,718)	(10)	—	—	—		—
Debt extinguishment costs	—	—	—	11,622	—		11,622	—	—		11,622
Gain on foreign currency derivatives	(15,262)	—	—	—	15,262	(13)	—	—	—		—
Goodwill and asset impairments	—	—	—	1,089	—		1,089	—	—		1,089
Transaction-related expenses	10,834	—	—	3,256	(14,090)	(14)	—	4,666	(4,666)	(14)	—

Total expenses	618,386	159,770	163,614	345,945	(57,534)		1,230,181	670,918	(71,354)		1,829,745
Income (loss) from continuing operations before income taxes	91,314	39,129	(21,299)	(5,690)	51,816		155,270	(27,695)	71,354		198,929
Provision (benefit) for income taxes	30,383	11,076	30	254	7,943	(15)	49,686	(23,944)	23,990	(15)	49,732

Income (loss) from continuing operations	60,931	28,053	(21,329)	(5,944)	43,873		105,584	(3,751)	47,364		149,197
Income (loss) from discontinued operations, net of income taxes	(20)	—	—	(6,602)	—		(6,622)	—	—		(6,622)

Net income	60,911	28,053	(21,329)	(12,546)	43,873		98,962	(3,751)	47,364		142,575
Net loss attributable to noncontrolling interests	—	—	—	—	—		—	—	—		—

Net income attributable to Acadia Healthcare Company, Inc.	$60,911	$28,053	$(21,329)	$(12,546)	$43,873		$98,962	$(3,751)	$47,364		$142,575

Earnings per share—income (loss) from continuing operations:
Basic	$1.14						$1.48				$1.73
Diluted	$1.13						$1.48				$1.72
Weighted average shares:
Basic	53,670				17,453	(16a-c)	71,123		15,363	(16d)	86,486
Diluted	53,922				17,453	(16a-c)	71,375		15,363	(16d)	86,738

See accompanying notes to unaudited pro forma financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(In thousands, except per share amounts)

(1)	The amounts in this column represent, for Acadia, actual results for the periods presented.

(2)	The amounts in this column represent pro forma adjustments for Acadia’s completed acquisitions of (a) McCallum Place on September 3, 2014, (b) Quality Addiction Management, Inc. on March 1, 2015, (c) two facilities from Choice Lifestyles on April 1, 2015, (d) Pastoral Care Group on April 1, 2015, (e) Mildmay Oaks on April 1, 2015, (f) one facility from Choice Lifestyles on June 1, 2015, (g) fifteen facilities from Care UK Limited on June 1, 2015, (h) The Manor Clinic on July 1, 2015, (i) Belmont on July 1, 2015, (j) three facilities from the Danshell Group on September 1, 2015, (k) two facilities from Health and Social Care Partnerships on September 1, 2015, (l) Manor Hall on September 1, 2015, (m) Meadow View on October 1, 2015, (n) one facility from Health and Social Care Partnerships on November 1, 2015, (o) Duffy’s Napa Valley Rehab on November 1, 2015, (p) Discovery House-Group, Inc. on November 1, 2015 and (q) MMO Behavioral Health Systems on December 1, 2015. None of these acquisitions was individually material. Each acquisition is reflected in the adjustments up to its acquisition date. The unaudited pro forma condensed consolidated balance sheet only is adjusted for acquisitions described in (m) through (q), as the other acquisitions were completed prior to September 30, 2015 and are already reflected in the historical balance sheet of Acadia.

3)	The historical financial statements of Priory were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board in pounds sterling and have been adjusted to: (i) translate the financial statements to U.S. dollars based on the historical exchange rates below and (ii) to conform to Acadia’s financial statement presentation. No material differences between U.S. GAAP and IFRS have been identified with respect to Priory.

		GBP/USD
September 30, 2015	Spot Rate	$1.5164
Year ended December 31, 2014	Average Rate	$1.6476
Nine months ended September 30, 2015	Average Rate	$1.5322
Nine months ended September 30, 2014	Average Rate	$1.6693

(a)	The amount below represent the balances at September 30, 2015.

	Priory (in £ thousands, in IFRS)	Priory (in $ thousands, in U.S. GAAP)
Current assets:
Cash and cash equivalents	£16,282	$24,690
Accounts receivable, net	43,099	65,355
Deferred tax assets	15,279	23,169
Other current assets	10,588	16,056

Total current assets	85,248	129,270
Property and equipment, net	1,090,643	1,653,851
Goodwill	186,671	283,068
Intangible assets, net	31,605	47,926
Deferred tax assets—noncurrent	6,151	9,327

Total assets	£1,400,318	$2,123,442

Current liabilities:
Current portion of long-term debt	£7,323	$11,105
Accounts payable	56,519	85,705
Accrued salaries and benefits	17,936	27,198
Other accrued liabilities	27,330	41,443

Total current liabilities	109,108	165,451
Long-term debt	900,675	1,365,784
Deferred tax liabilities—noncurrent	145,986	221,373
Other liabilities	23,805	36,098

Total liabilities	1,179,574	1,788,706
Equity:
Common stock	11,437	17,343
Additional paid-in capital	261,186	396,062
Accumulated deficit	(51,879)	(78,669)

Total equity	220,744	334,736

Total liabilities and equity	£1,400,318	$2,123,442

(b)	The amounts below represent results for the year ended December 31, 2014.

	Priory (in £ thousands, in IFRS)	Priory (in $ thousands, in U.S. GAAP)
Revenue before provision for doubtful accounts	£520,738	$857,968
Provision for doubtful accounts	—	—

Revenue	520,738	857,968
Salaries, wages and benefits	301,321	496,456
Professional fees	15,188	25,024
Supplies	20,944	34,507
Rents and leases	16,948	27,924
Other operating expenses	39,205	64,594
Depreciation and amortization	50,192	82,696
Interest expense, net	93,255	153,647
Debt extinguishment	15,984	26,335
Transaction-related expenses	2,795	4,605

Total expenses	555,832	915,788
(Loss) income from continuing operations before income taxes	(35,094)	(57,820)
Benefit for income taxes	22,231	36,628

Loss from continuing operations	£(12,863)	$(21,192)

(c)	The amounts below represent results for the nine months ended September 30, 2015.

	Priory (in £ thousands, in IFRS)	Priory (in $ thousands, in U.S. GAAP)
Revenue before provision for doubtful accounts	£424,530	$650,465
Provision for doubtful accounts	—	—

Revenue	424,530	650,465
Salaries, wages and benefits	244,663	374,873
Professional fees	14,194	21,748
Supplies	16,794	25,732
Rents and leases	21,549	33,017
Other operating expenses	40,676	62,324
Depreciation and amortization	37,887	58,050
Interest expense, net	60,802	93,161
Transaction-related expenses	1,504	2,304

Total expenses	438,069	671,209
(Loss) income from continuing operations before income taxes	(13,539)	(20,744)
Benefit for income taxes	194	297

Loss from continuing operations	£(13,345)	$(20,447)

(d)	The amounts below represent results for the nine months ended September 30, 2014.

	Priory (in £ thousands, in IFRS)	Priory (in $ thousands, in U.S. GAAP)
Revenue before provision for doubtful accounts	£385,325	$643,223
Provision for doubtful accounts	—	—

Revenue	385,325	643,223
Salaries, wages and benefits	224,420	374,624
Professional fees	10,937	18,257
Supplies	15,378	25,670
Rents and leases	11,107	18,541
Other operating expenses	28,147	46,986
Depreciation and amortization	37,982	63,403
Interest expense, net	71,150	118,771
Transaction-related expenses	2,795	4,666

Total expenses	401,916	670,918
(Loss) income from continuing operations before income taxes	(16,591)	(27,695)
Benefit for income taxes	14,344	23,944

Loss from continuing operations	£(2,247)	$(3,751)

(4)	Reflects elimination of equity accounts of Priory.

(5)	Represents adjustments based on preliminary estimates of fair value and the adjustment to goodwill derived from the difference in the estimated total consideration to be transferred by Acadia and the estimated fair value of assets acquired and liabilities assumed by Acadia. The cash consideration of $535,611 and amount required to repay Priory debt at the closing date are based on an assumed exchange rate of 1.48 U.S. dollars to one British Pound Sterling. A $0.01 change in the exchange rate would change the cash consideration by $12,750. To the extent that the exchange rate at closing of the Priory acquisition reflects a weaker dollar and is not fixed by the Company through use of forward foreign currency contracts, we expect to utilize our existing revolving line of credit to fund such incremental purchase price. The estimated equity consideration is based on the issuance of 5,363,000 shares of Acadia common stock with a par value of $0.01 at an assumed value of $63.00 per share (which was a recent price of Acadia’s common stock on the NASDAQ Global Select Market), which results in estimated additional common stock of $54 and additional paid-in capital of $337,815. Final equity consideration will be determined at the closing of the purchase.

Cash consideration	$518,000
Assumption of Priory debt	1,369,000
Estimated equity consideration	337,869

Estimated total consideration	2,224,869
Cash	24,690
Accounts receivable	65,355
Deferred tax assets	23,169
Other current assets	16,056
Property and equipment	1,653,851
Intangible assets	37,500
Deferred tax assets—noncurrent	9,327
Accounts payable	(85,705)
Accrued salaries and benefits	(27,198)
Other accrued liabilities	(41,443)
Deferred tax liability- long term	(219,288)
Other long-term liabilities	(36,098)

Fair value of assets acquired and liabilities assumed	$1,420,216

Estimated goodwill	804,653
Less: historical goodwill	(283,068)

Goodwill adjustment	$521,585

The acquired assets and liabilities will be recorded at their relative fair values as of the closing date of the purchase. Estimated goodwill is based upon a determination of the fair value of assets acquired and liabilities assumed that is preliminary and subject to revision as the value of total consideration is finalized and additional information related to the fair value of property and equipment and other assets (including intangible assets) acquired and liabilities assumed becomes available. The actual determination of the fair value of assets acquired and liabilities assumed may differ from that assumed in these unaudited pro forma condensed combined financial statements and such differences may be material. Qualitative factors comprising goodwill include efficiencies derived through synergies expected by coordination of services provided across the combined network of facilities, achievement of operating efficiencies by benchmarking performance and applying best practices throughout the combined company.

(6)	The sources and uses of cash in connection with the purchase of Priory are expected to be as follows:

Sources relating to purchase of Priory:
New Term Loan B	$955,000
New unsecured senior notes	390,000
Net proceeds from offering of Acadia common stock(a)	607,500
Equity issuance to Priory stockholders(b)	337,869

Total sources	$2,290,369

Uses:
Equity issuance to Priory stockholders(b)	(337,869)
Cash portion of purchase consideration(c)	(518,000)
Repayment of Priory debt assumed(d)	(1,369,000)
Debt financing costs	(50,000)
Acquisition costs(e)	(15,500)

Total uses	$(2,290,369)

(a)	The equity offering proceeds are based on 10,000,000 common shares at an assumed offering price of $63.00 per share (which was a recent price of Acadia’s common stock on the NASDAQ Global Select Market) less underwriting discounts and other equity issuance costs of $22,500, which results in estimated additional common stock of $100 and additional paid-in capital of $607,400. If the option to purchase additional shares in the equity offering is exercised by the underwriters for the equity offering, such proceeds may be used to cash settle a portion of the equity consideration deliverable to Priory stockholders as described in note (b) below.
(b)	The value of the equity to Priory stockholders is based on 5,363,000 common shares per the purchase agreement at an assumed value of $63.00 per share (which was a recent price of Acadia’s common stock on the NASDAQ Global Select Market). The aggregate amount of equity consideration to Priory stockholdes is subject to adjustment under certain circumstances set forth in the purchase agreement for the acquisition, including being subject to increase upon any change in Acadia’s stock price prior to, and including, pricing of the equity offering from an agreed upon price in the purchase agreement, or subject to decrease if we cash settle all or a portion of the equity consideration.
(c)	The cash consideration of $518,000 is based on an assumed exchange rate of 1.48 U.S. dollars to one British Pound Sterling.
(d)	The repayment of Priory debt assumed is based on an assumed exchange rate of 1.48 U.S. dollars to one British Pound Sterling.
(e)	The effect of estimated acquisition costs are not included in the pro forma condensed combined statement of operations for the year ended December 31, 2014 and nine months ended September 30, 2015 and 2014 as these costs are nonrecurring and directly related to the transaction.

(7)	Represents the following adjustments to long-term debt:

	Current Portion	Long-term Portion	Total Debt
Incremental term B loans	$9,550	$945,450	$955,000
Repayment of Priory debt assumed	(11,105)	(1,365,784)	(1,376,889)
New unsecured senior notes	—	390,000	390,000

Adjustments	$(1,555)	$(30,334)	$(31,889)

(8)	The historical financial statements of Partnerships in Care are prepared in accordance with U.K. GAAP and are adjusted to: (i) reconcile the financial statements to U.S. GAAP, (ii) translate the financial statements to U.S. dollars based on the historical exchange rates below and (iii) to conform to Acadia’s financial statement presentation.

GBP/USD
Six months ended June 30, 2014	Average Rate	$1.6687

The amounts below represent results for the six months ended June 30, 2014.

	Partnerships in Care (in £, in U.K. GAAP)	U.S. GAAP Adjustments		Partnerships in Care (in £, in U.S. GAAP)	Partnerships in Care (in $, in U.S. GAAP)
Revenue before provision for doubtful accounts	£85,283	£		£85,283	$142,312
Provision for doubtful accounts	2			2	3

Revenue	85,285			85,285	142,315
Salaries, wages and benefits	51,601		(878)	50,723	84,641
Professional fees	4,037			4,037	6,737
Supplies	2,917			2,917	4,868
Rents and leases	545			545	909
Other operating expenses	6,978			6,978	11,644
Depreciation and amortization	5,991		1,039	7,030	11,731
Interest expense, net	31,979		(6,160)	25,819	43,084
Transaction-related expenses	—			—	—

Total expenses	104,048		(5,999)	98,049	163,614
(Loss) income from continuing operations before income taxes	(18,763)		5,999	(12,764)	(21,299)
(Benefit) provision for income taxes	(1,063)		1,081	18	30

Loss from continuing operations	£(17,700)		£4,918	£(12,782)	$(21,329)

(9)	The amount in this column represent, for CRC, actual results for the periods presented prior to the acquisition date of February 11, 2015.

(10)	Reflects reclassification of CRC provision for doubtful accounts to conform to Acadia historical presentation.

(11)	Represents the adjustments to depreciation and amortization expense as a result of recording the property and equipment and intangible assets at preliminary estimates of fair value as of the date of the acquisitions, as follows:

(a):	Partnerships in Care and CRC:

	Amount	Useful Lives (in years)	Monthly Depreciation	Year Ended December 31, 2014	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014
Partnerships in Care:
Land	$73,689	N/A	$—	$—	$—	$—
Building and improvements	446,921	30-50	1,046	6,275	—	6,275
Equipment	19,330	3-10	354	2,127	—	2,127

	539,940		1,400	8,402	—	8,402
Indefinite-lived intangible assets	575	N/A	—	—	—	—

Partnerships in Care depreciation and amortization expense				8,402	—	8,402
CRC:
Land	24,597	N/A	$—	$—	$—	$—
Building and improvements	88,312	10-40	584	7,008	954	5,256
Equipment	21,201	3-10	500	6,000	817	4,500
Construction in progress	3,133	N/A	—	—	—	—

	137,243		1,084	13,008	1,771	9,756
Indefinite-lived intangible assets	37,000	N/A	—	—	—	—

			—	—	—	—
CRC depreciation and amortization expense				13,008	1,771	9,756
Total depreciation and amortization expense				21,410	1,771	18,158
Less: historical depreciation and amortization expense of Partnerships in Care				(11,731)	—	(11,731)
Less: historical depreciation and amortization expense of CRC				(21,290)	(2,459)	(15,352)

Depreciation and amortization expense adjustment				$(11,611)	$(688)	$(8,925)

(b):	Priory:

	Amount	Useful Lives (in years)	Monthly Depreciation	Year Ended December 31, 2014	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014
Land	$255,745	N/A	$—	$—	$—	$—
Building and improvements	1,202,113	30-50	2,531	32,653	22,774	24,812
Equipment	183,354	3-10	3,143	40,560	28,289	30,820
Construction in progress	12,639	N/A	—	—	—	—

	1,653,851		5,674	73,213	51,063	55,632
Indefinite-lived intangible assets	37,500	N/A	—	—	—	—
Depreciation and amortization expense				73,213	51,063	55,632
Less: historical depreciation and amortization expense				(82,696)	(58,050)	(63,403)

Depreciation and amortization expense adjustment				$(9,483)	$(6,987)	$(7,771)

(12)	Represents an adjustment to interest expense to give effect to the following transactions:

(a)	Partnerships in Care, CRC and other completed acquisitions

	Year Ended December 31, 2014	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014
Interest related to 5.125% Senior Notes due 2022	$7,688	$—	$7,688
Interest related to 5.625% Senior Notes due 2023	36,563	13,828	26,778
Interest related to Term Loan A	8,225	—	6,169
Interest related to Term Loan B	21,250	2,892	15,938
Interest related to change in the applicable interest rate on term A loans based on Acadia’s consolidated leverage ratio	1,141	285	856
Interest related to paydown of 12.875% Senior Notes	(12,553)	(8,892)	(8,892)
Interest related to revolving line of credit paydown, net of borrowing	5,425	4,219	4,459
Interest related to amortization of deferred financing costs	3,674	676	2,903
Less: historical interest expense of Partnerships in Care	(43,084)	—	(43,084)
Less: historical interest expense of CRC	(72,718)	(8,883)	(54,455)
Less: historical interest expense of other completed acquisitions	(1,634)	(991)	(1,301)

Interest expense adjustment	$(46,023)	$3,134	$(42,941)

(b)	Priory

	Year Ended December 31, 2014	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014
Interest related to new unsecured senior notes(i)	$27,300	$20,475	$20,475
Interest related to Incremental Term Loan B(ii)	45,363	34,022	34,022
Interest related to amortization of deferred financing costs	7,143	5,357	5,357
Less: historical interest expense	(153,647)	(93,161)	(118,771)

Interest expense adjustment	$(73,841)	$(33,307)	$(58,917)

(i)	An increase or decrease of 0.125% in the assumed interest rate of 7.0% would result in a change of $0.5 million, $0.4 million and $0.4 million for the year ended December 31, 2014 and nine months ended September 30, 2015 and 2014, respectively.
(ii)	An increase or decrease of 0.125% in the assumed interest rate of 4.75% would result in a change of $1.2 million, $0.9 million and $0.9 million for the year ended December 31, 2014 and nine months ended September 30, 2015 and 2014, respectively.

(13)	Represents the change in fair value of foreign currency derivatives purchased by Acadia related to its investments in to the U.K. to fund the acquisition of Partnerships in Care on July 1, 2014 and subsequent transactions occurring in 2015. This expense is omitted in the pro forma statement of operations as it is non-recurring and directly related to such transactions.

(14)	Reflects the removal of acquisition-related expenses included in the historical statements of operations.

(15)	Reflects adjustments to income taxes to reflect the impact of the above pro forma adjustments applying combined U.S. federal and state statutory tax rates and U.K. statutory rates.

(16)	Represents adjustments to weighted average shares used to compute basic and diluted earnings per share for the following.

(a)	To reflect the effect of 8,881,794 shares of common stock issued by Acadia in June 2014, which resulted in an increase in the weighted average shares outstanding of 8,881,794 for the year ended December 31, 2014 and nine months ended September 30, 2014 on a pro forma basis. The proceeds of Acadia’s offering of such common stock were used to partially fund Acadia’s acquisition of Partnerships in Care on July 1, 2014.

(b)	To reflect the effect of 5,975,326 shares of common stock issued by Acadia in February 2015, which resulted in an increase in the weighted average shares outstanding of 5,975,326 for the year ended December 31, 2014 and nine months ended September 30, 2015 and 2014 on a pro forma basis. The proceeds of Acadia’s offering of such common stock were used to partially fund Acadia’s acquisition of CRC on February 11, 2015.

(c)	To reflect the effect of 5,175,000 shares of common stock issued by Acadia in May 2015, which resulted in an increase in the weighted average shares outstanding of 5,175,000 for the year ended December 31, 2014 on a pro forma basis. The proceeds of Acadia’s offering of such common stock were used to repay outstanding indebtedness and fund acquisitions.

(d)	To reflect the effect of an estimated 15,363,000 shares of common stock to be issued by Acadia. To the extent the price per share of Acadia common stock is lower than the assumed price per share of $63.00, we may need to issue additional shares of common stock to finance the Priory acquisition. A 300,000 increase in the outstanding shares would reduce earnings per share by $0.01 on a fully diluted basis.

PRIORY BUSINESS

Overview

Priory is a leading independent provider of behavioral healthcare services in the United Kingdom, focusing on the provision of mental healthcare, education and children’s services, adult care, and elderly care. As of September 30, 2015, Priory operated 322 inpatient behavioral health facilities with over 7,000 beds.

Priory focuses on complex patients with mostly non-discretionary health, care and educational needs. Priory’s skilled, multi-disciplinary teams of doctors, nurses, therapists, other clinicians and teachers assess each patient’s needs in order to develop a tailored therapeutic, care or educational program to allow patients to meet their personal treatment goals. Individual care packages are reviewed and therapeutic care and clinical inputs adapted as we seek to ensure that treatment is relevant and appropriate and, where possible, enables patients to either return to the community or take a suitable long-term placement.

Priory currently operates four divisions:

•

The Healthcare division focuses on the treatment of patients with a variety of psychiatric conditions which are treated in both open and secure environments. This division also provides neuro-rehabilitation services.

•	The Education and Children’s Services division provides day and residential schooling, care and assessment for children with emotional and behavioral difficulties or autism spectrum disorders.

•

The Adult Care division, under the brand “Craegmoor,” focuses on the care of service users with a variety of learning difficulties, mental health illnesses and adult autism spectrum disorders. This division includes care homes and supported living environments.

•

The Older People Services division, under the brand “Amore Care,” provides long term, short term and respite nursing care for older people who are physically frail or suffering with dementia related disorders.

Priory also has a central office, which carries out administrative and management activities.

Healthcare

Priory’s Healthcare division operated 46 facilities as of September 30, 2015 and is comprised of two business areas: Acute, which provides short-stay services, and Forensic and Rehabilitation and Recovery, each of which provides long-stay services.

The Acute service lines consist of psychiatric hospitals that offer a comprehensive range of inpatient, outpatient and day patient treatment programs, therapy and psychiatric services. As of September 30, 2015, 19 of Priory’s facilities, which had 802 beds, offered Acute services, catering to a wide variety of mental health issues, including depression, addictions, psychosis, trauma, eating disorders and Child and Adolescent Mental Health Services, or CAMHS.

The Forensic service line provides assessment, treatment and care for people with mental health problems detained under the Mental Health Act, whose behavior has led, or could lead, to them committing a criminal offense. Within the Forensic service line, Priory operates a range of medium security, low security and step-down hospitals that transition patients from a secured environment to an unsecured environment. The Rehabilitation and Recovery service line provides specialist long-term rehabilitation and recovery care for people who require a longer episode of care with a severe and enduring mental health condition, complex neurological disorders and learning difficulties including autism. As of September 30, 2015, 27 of Priory’s facilities, which had 784 beds, offered Forensic or Rehabilitation and Recovery services. For the nine months ended September 30, 2015, the Healthcare division accounted for approximately 47.3% of Priory’s revenue.

Education and Children’s Services

Priory’s Education and Children’s Services division provides specialist education for children and young people with Special Educational Needs, including autism, Asperger’s Syndrome, social, emotional and mental health, and specific learning difficulties, such as dyslexia. The division also offers standalone children’s homes for children that require 52-week residential care to support complex and challenging behavior and fostering services. The Education and Children’s Services division operated 68 facilities with 1,476 residential and day places as of September 30, 2015. For the nine months ended September 30, 2015, the Education and Children’s Services division accounted for approximately 19.3% of Priory’s revenue.

Adult Care

Priory’s Adult Care division provides care and support for individuals with autism, learning disabilities and mental health conditions in a number of settings, including in residential care homes and through supported living. The Adult Care division operated 167 facilities with 1,661 beds as of September 30, 2015. For the nine months ended September 30, 2015, the Adult Care division accounted for approximately 20.0% of Priory’s revenue.

Older People Services

Priory’s Older People Services division provides nursing care to high-dependency elderly individuals who are physically frail or suffering from dementia. The Older People Services division operated 41 facilities with 2,296 beds in residential nursing homes as of September 30, 2015. For the nine-months ended September 30, 2015, the Older People Services division accounted for approximately 13.4% of Priory’s revenue.

The United Kingdom Behavioral Healthcare Market

Priory is a leading provider in the United Kingdom behavioral healthcare market, which is comprised of services for adults and children with non-discretionary care and educational needs driven by a diagnosis of a mental health condition, learning disability, autism or another specialist health or care need. These services are funded by central government, local government or private pay methods.

In the United Kingdom, central government spending on health for the 2015-2016 fiscal year is budgeted at approximately £141 billion, according to the United Kingdom government budget. This spending is primarily delivered by the NHS, a national public sector body. Local government spending on health and social care for the 2015-2016 fiscal year is budgeted at approximately £25.1 billion and is commissioned by Local Authorities. The NHS and Local Authorities dominate the United Kingdom healthcare market in terms of the funding of care, with private health insurers and self-payment playing a lesser role in the sector.

Priory’s services are predominantly used by publicly funded entities, particularly the NHS and Local Authorities. For the nine-months ended September 30, 2015, approximately 89% of Priory’s total revenues were derived from publicly funded treatments, with the remainder derived from private medical insurers and self-pay individuals.

The NHS

The United Kingdom healthcare system is based on the principle of equality, enabling free access to medical care to all residents of the United Kingdom. Apart from some prescriptions, optical and dental services, all healthcare services are publicly funded. The NHS plays a central role in the healthcare system. The NHS is supervised by the Department of Health and funded through taxation and national insurance contributions.

The United Kingdom healthcare system is divided into primary and secondary care. Primary care, the initial point of contact for most people, usually treats daily medical requests. These services are provided by a wide range of independent contractors, including GPs, dentists, pharmacists and optometrists. Care requirements beyond the primary level are referred to as “secondary care.”

NHS England is the central independent body in England and acts as a single commissioner. NHS England has Local Area Teams, or LATs, to facilitate relationships with providers. Clinical Commissioning Groups, or CCGs, and LATs are the primary bodies for commissioning primary care and secondary care services for their local communities.

CCGs are set up as local organizations and, as such, have intimate knowledge about the specific needs of their communities and are therefore able to provide targeted care. CCGs are responsible for the commissioning of all primary care services (excluding GPs, dental and pharmaceutical services) and the majority of secondary care services. LATs play a key role in the oversight of commissioning. They support the coordination of some of NHS England’s nationwide initiatives. The LATs in England also have taken on direct commissioning responsibilities for GP services, dental services, pharmaceutical services and other specialist services (including specialist mental health services).

CCGs and LATs can commission services from any service provider that meets NHS standards. These may be NHS hospitals or independent providers (social enterprises, charities or private sector providers). CCGs and LATs must, however, be assured of the quality of the services they commission, taking into account both National Institute for Health and Care Excellence guidelines and the CQC data regarding service providers.

NHS provider trusts are providers within the NHS that serve a specific geographical area or specialized function. NHS provider trusts are commissioned to deliver the majority of NHS-funded secondary care service in the United Kingdom. They may, however, decide to secondary commission some services from other providers including the independent sector.

In an effort to decrease costs and modernize the healthcare system, independent service providers have been permitted to compete and offer their services. Due to capacity and capital constraints, the NHS is increasingly seeking to utilize such private sector resources. The extent of private sector involvement is determined by the need and willingness of the NHS to outsource these services, which in turn is a product of several factors, including:

•	capacity constraints within the NHS (influenced by capital expenditure budgets);

•	capability of the NHS to provide particular services, especially in specialist areas;

•	cost of private sector provision;

•	United Kingdom government policies; and

•	increasing demand for high quality assets.

Local Authorities

Local Authorities are in charge of local government expenditure and provide funding for services within their regions, covering education, highways and transport, social care (children and families social care and adult social care), public health, housing, cultural, environment and planning, police, fire and rescue and central services. Each Local Authority sets its own commissioning strategies, fee rates and form of service agreement between providers and purchasers.

Total Local Authority budgeted net revenue expenditure for 2015-2016 was £113.1 billion, of which £21.7 billion was spent on social care and £3.3 billion on public health after the transfer of public health duties to Local Authorities following the Health and Social Care Act 2012.

Local Authorities have a dual function in social care as they act as both the commissioner of and to a lesser extent the provider of services. There has been a shift over the last 10 years as Local Authorities have sought to deliver fewer services themselves and outsource more to third-party providers, including not-for-profit and for-profit providers. This shift has been driven by Local Authority programs to reduce costs, increase quality and reduce risk.

Private Pay

Private payers are comprised of individual private insurance providers not associated with the NHS, as well as private individuals paying for services directly. PMI is often provided as a benefit by employers to employees in higher paying roles. It can also be purchased by individuals directly from insurance providers. There is a growing trend for individuals to choose not to purchase PMI but to self-pay for private medical treatment.

Customer Agreements

Customer agreements across the different market divisions are typically “spot contracts” negotiated on a case-by-case basis, subject to any relevant framework and guidance agreements in place (as described below).

Healthcare

Commissioning Arrangements

The program of NHS reforms under the Health and Social Care Act 2012 is into its third year after implementation. Since the introduction of the reforms in April 2013 commissioning arrangements have stabilized over time as the new commissioners have become more familiar with those arrangements. NHS England remains responsible for the direct commissioning of specialized mental health services including medium secure, low secure, eating disorders and Tier 4 CAMHS services. Local CCGs have the responsibility for the commissioning of non-specialized NHS services.

Monitor and NHS England Guidance

Monitor, the NHS economic regulator, has primary responsibility for the production of national guidance in respect of services provided by the NHS or for and on behalf of the NHS. This is refreshed and reissued on a regular basis to reflect current government policy.

NHS Standard National Contract for Mental Health Services

Services provided to the NHS are required to adhere to the terms and conditions of the NHS Standard National Contract. NHS England is responsible for the on-going development of the NHS Standard Contract, which operates in line with the NHS Financial Year (April 1—March 31) and is reviewed annually and revised as necessary to take account of any changes to legislation, regulation or government policy. Existing NHS contracts which continue beyond March 31 are subject to a “National Variation” to bring their terms in line with the latest version of the NHS Standard Contract.

Monitor has determined national “Tariffs” across a range of NHS services and has issued extensive guidance on how they are to be applied, including provision for local variations to national Tariffs, subject to approval by Monitor. Patients are expected to have the right to choose “Any Qualified Provider,” or AQP, which charges the standard “Tariff” price for a specific service. Other NHS services do not currently have national Tariffs assigned to them where such “non-Tariff” prices are decided and agreed at local level. None of Priory’s services are currently subject to national Tariffs.

Most terms and conditions in the NHS Standard Contract are mandatory, but there is local flexibility to agree certain provisions such as service specifications, local reporting requirements and agreement of prices (where a national Tariff pricing does not apply). In most cases, the NHS Standard Contract operates as a Framework Contract with services for individual patients being “called-off” under spot purchase arrangements. “Core Prices” for each service are incorporated into each Framework Contract, as are any agreed extra charges for additional services.

NHS Efficiency Targets 2015/16

Within its draft guidance on the National Tariff Payment System 2015/16, Monitor incorporated an expectation of a national provider efficiency requirement of 3.8% in the 2015/16 Tariffs, offset by estimated provider cost inflation of 1.9%, and resulting in a net tariff adjustment of 1.9%. Monitor’s guidance also set out the expectation that this will be the base assumption for discussions on locally determined prices for services outside the scope of the national Tariff. This follows on from efficiency targets of 4% similarly applied to NHS Tariff pricing in the four previous years, 2011/12 through to 2014/15.

Following a statutory consultation process, Monitor’s proposals for 2015/16 were rejected and to date, Monitor has been unable to establish statutory Tariff Rules and National Prices for 2015/16.

Monitor and NHS England worked together to offer an alternative proposal to providers of NHS services (the “Enhanced Tariff Option,” or ETO). This incorporates a slightly lower net tariff adjustment of -1.6%, together with some concessions on marginal pricing for certain services subject to national pricing. Rather than being determined under a statutory process, the ETO was a voluntary contractual agreement between commissioners and providers. NHS England deemed that where providers did not accept the ETO, a Default Tariff Rollover, or DTR, arrangement would operate whereby in the absence of statutory Tariff Rules for 2015/16, prices would be rolled forward at their 2014/15 levels. Monitor intends to launch a statutory consultation in early-2016 in respect of its proposals for the National Tariff Payment System 2016/17.

Commissioning for Quality and Innovation

Commissioning for Quality and Innovation, or CQUIN, is incorporated into the NHS Standard Contract and presents providers with the opportunity to earn additional fee income in return for achieving pre-agreed quality targets. Although CQUIN has been maintained at a maximum level of 2.5% of contract value, under its CQUIN Rules for 2015/16, NHS England has sought to restrict CQUIN only to those providers that accepted the ETO offer.

Priory’s 2015/16 contract with NHS England for the provision of specialized mental health services was not based upon ETO and consequently no CQUIN is incorporated for 2015/16. This has not precluded CQUIN from being including within Priory’s contracts with a number of other NHS commissioners.

Self-Funding Patients

A short-term funding agreement is established for each self-funding patient, which incorporates details of the agreed fee for the treatment provided. Fees are paid in advance on admission or at stages as the treatment period proceeds such that any credit risk in respect of self-funding patients is reduced to a minimum.

Annual pricing agreements are in place with PMI providers, which may be underpinned by an on-going service agreement. Generally the pricing agreement will set out the in-patient and day-patient rates to be paid by the PMI provider in respect of each treatment episode or for particular treatments. Authorization must be obtained in advance from a PMI provider before a treatment is supplied to a service user. Additionally, credit card details of the service users may also be taken to ensure payment obligations are met if their insurance cover runs out or the PMI provider otherwise refuses to pay for treatment. Payments for treatment from PMI providers are generally paid in arrears after a treatment program has been completed. Priory currently has service or pricing arrangements in place with the major PMI providers, including AXA PPP and BUPA.

For complex care services, a standard “Named Patient Agreement” is used when a referral is not subject to any other contractual arrangement (i.e. there is no framework agreement or standard form service agreement which a commissioner requires Priory to use for their placements). This sets out the fees to be paid and services to be provided for a particular patient.

Education and Children’s Services

Within the Education and Children’s Services division, services are generally provided under one of the two national placement contracts: The National Association of Independent Schools and Non-Maintained Special Schools contract or the National Framework Contract. These are both standard form agreements containing nationally recognized and agreed terms for special education placements. Under these agreements, only the price and the services to be provided under an individual placement agreement are negotiated.

Cost and volume discounting is prevalent within Priory’s pricing arrangements with Local Education Authorities, and these are subject to periodic review and negotiation. Fees are generally paid in advance of each school term for all placements except for 52-week and Fostering placements.

Adult Care

Learning Disabilities, Physical Disabilities and Mental Health Residential Services

Almost all residents are either contractually and financially supported by Local Authorities or fully-funded by the NHS, predominantly under Framework Contracts and Individual Placement Agreements similar to those in place for elderly residential care.

Most Local Authorities are flexible in the pricing of services, and very often prices may be tailored to suit individual care packages. The average level of funding is significantly higher than for elderly services and usually reflects the actual costs of providing the service more appropriately. Regular reviews using care funding calculators ensures that Priory continually provides value for money, and that Priory can evidence the support delivered to protect fees.

Supported Living Services

For younger adults with disabilities the desired outcome is that, wherever possible, the pathway should be towards greater independence. Supported living services allow people to have a home of their own, together with the care and support they need to live independently. Being able to demonstrate full pathways across the group of companies within Priory is now proving to be a major selling point, and an internal project board is in place with cross divisional support to ensure this move forwards, again demonstrating innovation and value for money to those choosing to use Priory’s services.

In England, both residential care and supported living services are governed by the CQC, under the same framework of standards and measured on the same outcomes; in practice however, Local Authorities prefer to separate the housing and support elements of care. State funding of the respective elements of the supported living service is very different from that for residential care, whereby the accommodation element is funded via

Local Authority housing benefit and the Department for Work and Pensions benefits, and the care and support element is funded from the Local Authority adult social care budget.

Older People Services

The Care Act 2014 came into force on April 1, 2015 along with a range of supporting regulations and a single set of statutory guidance. In accordance with the process of means testing for elderly residential care, the majority of residents within Priory’s elderly care homes are financially and contractually supported by Local Authorities. The Care Act 2014 requires Local Authorities to set personal budgets for individuals that are at levels appropriate to meeting those individuals’ assessed eligible care and support needs. The Care Act 2014 also imposes new statutory duties upon Local Authorities to ensure the supply of diverse, good quality, local services, including a duty to plan for future demand and to ensure that services are high quality and sustainable.

Only individuals with over £23,250 in assets are required to meet the full cost of their residential care and accommodation; these “self-funding residents” account for approximately 18% of the population in Priory’s care homes (Northern Ireland services have limited capacity to secure direct self-pay clients as the local Health and Social Care Trusts act as agents for the vast majority of placements). A further 18% of residents have their care and accommodation fully funded in accordance with NHS Continuing Healthcare rules (i.e. where an assessment has determined that an individual’s needs are primarily health-related, then the whole cost of their care and accommodation will be fully-funded by the NHS, regardless of that individual’s financial circumstances). The remaining 64% of residents are funded by the Local Authority, where it is usual practice for a financial assessment to be carried out for the resident to determine their level of contribution, usually in the form of state pensions and credits.

Self-Funding Residents

Each self-funding resident has their own “Named Resident Agreement” with the care home. This is similar to the “Named Patient Agreement” referred to in “—Healthcare—Self-funding patients” above and confirms the resident’s acceptance of the care home’s rules, including agreement on price.

Any self-funding resident who has been assessed as having a need for a regular input of nursing care from the care home’s registered nurse will qualify for a contributory payment by the NHS towards the cost of their nursing care, often referred to as “NHS-Funded Nursing Care” or “Free Nursing Care”. In Scotland, the state also pays a financial contribution towards the cost of an individual’s personal care.

Local Authority Standard Terms and Conditions

It is normal practice for a Local Authority to operate a Framework Contract containing all of its standard terms and conditions of business that it expects care home providers to agree to. Such Framework Contracts incorporate details including the service specification, normal payment terms and the prices that the Local Authority “usually expects to pay” for each service (commonly referred to as “usual prices”). Local Authorities are not generally willing to negotiate with individual care home providers over the standard terms of their Framework Contracts, although many periodically undertake a form of consultation with all of their care home providers at the time when contracts are due for revision or renewal.

Although a care home provider may charge a higher price than the Local Authority’s usual price, the extra cost will normally have to be funded by a third party (usually a family member or friend) as a “top-up”. In circumstances where there is no residential accommodation available at the Local Authority’s usual price, the Local Authority is required to pay the “top-up” itself.

Typically, Individual Placement Agreements are established for each individual resident, being “called-off” against the Framework Contract. These shall contain price details of each specific placement and serve to bind the care home provider, Local Authority, resident (and/or their appointed representative) and third party funder (where relevant) to the overarching terms of the Framework Contract. A Named Resident Agreement will operate in parallel to each Local Authority’s Individual Placement Agreement for purposes of confirming each resident’s acceptance of the care home’s rules.

The government has, on previous occasions, expressed its concern that some Local Authority commissioners may have used their market position as dominant purchasers (and in some cases, significant providers too) to suppress prices paid to independent and voluntary sector care home providers. There is typically a two-tier price structure in care homes, with self-funders usually paying a significantly higher price (aligned to a fair market price) than prices paid by Local Authorities. There is also substantial regional variation in the usual prices paid by Local Authorities and this has been exacerbated in recent years by Local Authorities’ severe budgetary restrictions. Priory received a number of price increases in 2013/14, 2014/15 and 2015/16 from Local Authorities for a number of reasons, including:

•	changes in demographics over the course of the next 10 years will result in a substantial increase in demand for elderly care;

•

most Local Authorities have already raised their eligibility criteria thresholds to the highest levels of need such that they now have limited scope to make further savings through raising thresholds even further;

•

the viability of some Local Authorities’ usual prices have been subject to a number of recent challenges through Judicial Review, and the Courts have determined that several Local Authorities’ decision-making processes were unlawful in respect of the setting of their usual prices;

•

high profile difficulties faced by some larger care home providers, together with the threat of increasing numbers of care home closures has raised Local Authorities’ concerns about potential future lost capacity; and

•	an increase in the numbers of Local Authorities undertaking reviews of the true costs of care, which has been driven, in part, by the outcome of recent judicial reviews.

In view of their new market shaping duties under the Care Act 2014, Priory expects that Local Authorities will be under significant pressure to increase fees in 2016/17.

Fully-Funded NHS Continuing Healthcare

Although the matter of patient choice now has greater prominence in the NHS, care home residents subject to fully-funded NHS Continuing Healthcare arrangements have diminished rights to choose a care home compared with Local Authority-funded residents, and NHS commissioners have greater powers to determine where a resident shall be accommodated.

NHS Commissioners are now mandated to adopt the standard NHS National Contract for Care Homes. Although most of its terms and conditions are mandatory, there is allowance for locally agreed service specification and prices. Although there are no national standard NHS tariff prices for Continuing Healthcare, many NHS commissioners have sought to apply local tariffs for care providers to agree to under-localized “Any Qualified Provider” tender processes. Given the financial pressure in the NHS, some commissioners have used these processes to drive prices down to similar levels to the usual prices paid by Local Authorities, even though the needs of NHS-funded residents are generally more complex.

Block Contracts

A small proportion of residents’ placements remain covered under Local Authority or NHS block contractual arrangements, rather than being covered by “spot” Individual Placement Agreements, and are

“called-off” a Framework Contract. In this model individual placements are taken at framework contractual terms as the placements arise, without further negotiation of individual terms when patients are referred. However, given the government’s heightened focus on individuals’ rights of choice, block contracts are now losing favor with commissioners.

Description of Facilities

We believe Priory possesses a well-invested real estate portfolio and, between January 1, 2012 and September 30, 2015, has invested approximately £96 million in maintenance, remediation and refurbishment programs across the United Kingdom and in reconfiguring sites to meet increased service user needs and registration requirements. Priory operates 322 facilities as of September 30, 2015, with 252 freehold properties (78.3%) and 70 leased properties (21.7%).

Healthcare

As of September 30, 2015, the Healthcare division contained 46 facilities, including a mixture of hospitals, secure hospitals, residential care and clinic sites. Of these, 37 (80.4%) are owned and 9 (19.6%) are leased.

Education and Children’s Services

As of September 30, 2015, the Education and Children’s Services division contained 68 facilities, including a mixture of schools, colleges and children’s homes. Of these, 38 (55.9%) are owned and 30 (44.1%) are leased.

Adult Care

As of September 30, 2015, the Adult Care division contained 167 facilities. The majority of these sites are residential care homes for patients with mental health problems, autism and learning disabilities. The Adult Care portfolio contains 155 owned properties (92.8%) and 12 leased properties (7.2%).

Older People Services

As of September 30, 2015, the Older People Services division contained 41 facilities, including purpose built care homes for the care of elderly individuals who are physically frail or suffering from dementia. Of these, 22 (53.7%) are owned and 19 (46.3%) are leased.

Legal Proceedings

Except as otherwise disclosed herein, in the opinion of Priory’s management, Priory is not currently a party to any proceeding that would have a material adverse impact on its assets, business, cash flows, condition (financial or otherwise), liquidity, prospects and/or results of operations, and Priory does not believe any such proceedings would have a material adverse impact on its assets, business, cash flows, condition (financial or otherwise), liquidity, prospects and/or results of operations upon completion of the Acquisition. See “Risk Factors—Risks Relating to the Acquisition—Priory is and in the future may become involved in legal proceedings based on negligence or breach of a contractual or statutory duty from service users or their family members or from employees or former employees.”

Regulatory Overview

Priory’s business is subject to a high level of regulation and supervision. The regulatory requirements relevant to Priory’s business cover Priory’s operations from the initial establishments of new facilities, which are subject to registration and licensing requirements, to the recruitment and appointment of staff, occupational health and safety, duty of care to service users, clinical and educational standards, conduct of Priory’s professional and support staff and other areas.

The CQC is the independent health and social care regulator in England, regulating all health and social care providers including the NHS, Local Authorities, independent healthcare providers and voluntary organizations. The Health and Social Care Act 2008 (subsequently amended by the Care Act 2014) established the CQC and set out its functions including registration, review and investigation, and functions under the Mental Health Act 1983.

In April 2015, the Health and Social Care Act 2008 (Regulated Activities) Regulations 2014 came into force, revoking the Health and Social Care Act 2008 (Regulated Activities) Regulations 2010 and replacing the 16 Essential Standards of Quality and Safety, which the CQC previously inspected services against, with a set of fundamental standards. These fundamental standards are described below.

The new regulations are more focused than the previous regulations and some allow direct prosecution when the standards are breached. They also aim to increase transparency about the quality of health and care services with the introduction of three new regulations: a statutory duty of candor, a fit and proper person requirement for directors, and a requirement for providers to display their CQC rating.

The CQC no longer makes statements about compliance with standards; instead it makes judgments about the quality of care and service based on five key questions: whether services are safe, effective, caring, responsive to people’s needs and well-led.

Following an inspection, the CQC rates a service either outstanding, good, requires improvement or inadequate. The CQC has a wide range of enforcement powers when it has concerns following an inspection. It has also introduced special measures to ensure providers found to be providing inadequate care significantly improve within a clear timeframe.

HIW is the independent inspectorate and regulator of healthcare in Wales. To be registered with HIW, independent providers must show they are meeting the requirements of the Care Standards Act 2000, the Independent Health Care (Wales) Regulations 2011 and the National Minimum Standards for Independent Health Care Services in Wales. As well as registering healthcare providers, HIW regulates and inspects services and monitors the use of the Mental Health Act.

Social care and social services in Wales are regulated by the Care and Social Services Inspectorate Wales, or CCSIW. CCSIW carry out unannounced inspections and measure against regulations, including the Care Standards Act 2002 and the Care Homes (Wales) Regulations 2002, and National Minimum Standards.

An integrated Health Standards Framework came into force in April 2015 which collates and streamlines the former 26 Standards for Health Services in Wales and the 12 Fundamentals of Care Standards.

In Scotland, Healthcare Improvement Scotland has been the regulator for independent healthcare services since April 2011 when it took over these responsibilities from the Care Commission. Healthcare Improvement Scotland carries out announced and unannounced inspections on services, checking that they comply with the National Care Standards and legislation including the Healthcare Improvement Scotland (Applications and Registration) Regulations 2011 and the Healthcare Improvement Scotland (Requirements as to Independent Health Care Services) Regulations 2011.

Care services in Scotland are regulated by the Care Inspectorate Scotland (also known as Social Care and Social Work Improvement Scotland, or SCSWIS) and all care services in Scotland must be registered with them. As well as registration, Care Inspectorate Scotland inspects services against the National Care Standards and they can take action to force services to improve and can close services if necessary.

There are currently 23 different sets of National Care Standards each covering a different type of care service. In June 2014 there was a consultation setting out the rationale for reviewing the National Care Standards and set out proposals for developing new standards. The consultation ran until September 2014. New Standards are currently being developed and it is anticipated that the new National Care Standards will be introduced in 2017, with a further 12 months to full implementation.

In Northern Ireland, the Regulation and Quality Improvement Authority, or RQIA, is Northern Ireland’s independent health and social care regulator. RQIA is responsible for registering, inspecting and encouraging improvement in a range of health and social care services in accordance with the Health and Personal Social Services (Quality, Improvement and Regulation) (Northern Ireland) Order 2003 and its supporting regulations. RQIA inspections are based on minimum care standards including the Residential Care Homes Minimum Standards and the Nursing Homes Minimum Standards.

Education and Fostering Services

OFSTED regulates and inspects services in England that care for children and young people, and services providing education and skills for learners of all ages. During 2015, significant changes have been made to inspection frameworks across the area of OFSTED’s responsibilities.

Routine day school inspections are carried out by OFSTED under the Common Inspection Framework. Additional inspections including monitoring visits to schools deemed inadequate or requiring improvement may be carried out. As of September 2015, OFSTED will inspect schools approximately once every three years. Inspections will grade schools as one of: Outstanding. Good, Requires Improvement or Inadequate.

The education component of residential special schools is inspected as above, but these sites will also have an annual care inspection under the National Minimum Standards for Residential Special Schools (April 2015). The residential care inspection will grade this element of the provision as one of: Outstanding, Good, Requires Improvement or Inadequate. Integrated inspections may be undertaken at these sites.

Further Education Colleges, or FE Colleges, are inspected under the Common Inspection Framework. The frequency of inspection is variable, based on the most recent inspection outcome and other key intelligence. Inspections will grade FE Colleges as one of: Outstanding. Good, Requires Improvement or Inadequate. Those rated inadequate will be reinspected within 15 months, whilst requires improvement will result in reinspection in 12-24 months. A three year reinspection is likely as a result of a good judgment.

The inspection framework for FE College accommodation was revised in January 2015. Inspections of residential provision in colleges are carried out under the Children Act 1989 as amended by the Care Standards Act 2000. They are based on the National Minimum Standards, or NMS, for residential provision of students under 18 years of age. The NMS apply to further education colleges as defined by section 91 of the Further and Higher Education Act 1992. Any amendments or changes to the NMS are the responsibility of the Department for Business Innovation and Skills, or BIS. OFSTED inspects residential provision in colleges, but does not regulate it. This means that, unlike some other types of social care or welfare provision, OFSTED does not inspect residential provision in colleges against a set of regulations, or raise actions where such regulations are not met. The frequency of inspections of residential provision in colleges is not prescribed by law. This is a matter of policy for OFSTED in agreement with BIS. OFSTED will normally conduct a routine inspection of residential provision in a college once in a three-year period, with timing normally based on risk. Sites are normally given three hours’ notice of inspection. Provisions are rated Outstanding, Good, Requires Improvement or Inadequate.

Children’s Homes in England are inspected twice in each annual inspection cycle. There is a full inspection which will result in a grading of Outstanding, Good, Requires Improvement or Inadequate. Limiting judgments were reintroduced in 2015, together with tighter timelines for prompt improvement where a site is rated inadequate and greater recourse to the use of compliance notices. These services also have an annual interim inspection which results in a grading of improved effectiveness, sustained effectiveness or declined effectiveness. Children’s Homes are regulated by the Children’s Homes (England) Regulations 2015, which introduced significant changes for children’s homes, including regulation of nine Quality Standards.

Fostering Services are currently inspected at least once every three years. Inspections last for two weeks and generally ten working days’ notice is given of inspection. These services are regulated by the Fostering

Services (England) Regulations 2011, and must meet the Fostering Services National Minimum Standards 2011. Services are rated as one of: Outstanding, Good, Requires Improvement or Inadequate.

Care Homes for Young Adults (including specialist college accommodation) are registered with and inspected by the CQC against the Fundamental Standards. Inspections tend to be unannounced and are on a risk based rather than being at fixed intervals.

In Wales, the Office of Her Majesty’s Inspectorate for Education and Training, or Estyn, inspects quality standards in education and training in Wales. No inspection grades are awarded, but provisions may be given in areas to address to ensure compliance. Inspections currently take place with at least 20 working days written notice, and each school or college must be inspected at least once every six years. Sites deemed to be in need to support to improve may have an annual visit. There is also provision for unannounced inspections. Children’s Homes in Wales are inspected by Care and Social Services Inspectorate: Wales, or CSSIW. Inspections take place annually, and are generally unannounced. They may also encompass baseline, focused and targeted inspections as needs indicate. No grades are awarded. Provisions may be given in areas to address to ensure compliance and to improve the service. Children’s Homes are regulated by the Children’s Homes Regulations (Wales) 2002 supported by the National Minimum Standards for Children’s Homes 2002.

In Scotland, Independent schools with boarding facilities must register their boarding provision with SCSWIS for the regulation of care as a school care accommodation service, in addition to the education provision which is regulated by Education Scotland. In schools with boarding provision, integrated care and education inspections are undertaken. These inspections are carried out using a combination of quality indicators and the Scottish National Care Standards. Both SCSWIS and Education Scotland have enforcement powers that are similar to other care and education regulators in the United Kingdom.

Competition

Priory operates in several highly competitive markets with a variety of for-profit, the NHS, and other not-for-profit groups in each of its markets. Most competition is regional or local, based on relevant catchment areas and procurement initiatives. The NHS is often the dominant provider, although the trend has been towards increased outsourcing, whereby the NHS is both a provider and customer of mental healthcare services.

Healthcare

In the 2012-2013 fiscal year, the NHS spent approximately £8.8 billion on mental health inpatient, outpatient and community health services. Of this £8.8 billion, £7.1 billion was spent on services provided by the NHS provider trusts, and £1.7 billion was spent on services provided by the independent sector.

The majority of NHS-funded services are delivered by NHS provider trusts. However, these NHS provider trusts have closed a third of their mental health beds in the last ten years, driven by the shift of services into the community, a reduction in funding requiring cost savings and a general lack of capital. The United Kingdom market has seen a reduction in investment in NHS community services. This has resulted in a lack of capacity at NHS provider trusts and a shift in the provision of mental health services to independent providers. Despite this reduction, the NHS continues to be the main provider of mental health services in the United Kingdom.

The independent sector operates primarily in inpatient services through independent mental health hospitals, which are defined by the Care Standards Act 2000 as “non-NHS establishments which provide psychiatric treatment for illness or mental disorder or any other establishments in which treatment or nursing (or both) are provided for persons liable to be detained under the Mental Health Act.” The sector is regulated by the CQC.

Education and Children’s Services

The market for care and education of children with special education needs is worth £5.4 billion based on 2013-14 information, according to the Education Funding Agency, and caters to children, typically in the 5 to 18 years age group, suffering from complex conditions and/or social and emotional difficulties that materially impact their education. The term “special educational needs” refers to children who have learning difficulties or disabilities that make it harder for them to access appropriate education than for most children of the same age. In 2015, Department of Education estimated that approximately 9.7% of all pupils’ in special schools England were educated in independent special schools. The independent sector typically caters to higher complexity levels and handles more challenging behavior than do maintained special schools. Growth in the independent sector has been mainly driven by increased demand for specialist/complex placements.

In addition to day schools and services, Priory offers specialist residential facilities for children up to the age of 18 with social, emotional and mental health difficulties, autistic spectrum disorders, Asperger’s Syndrome and associated complex needs. In 2013-14 the independent sector accounted for approximately 67% of all services (by spend) provided in the residential care sector, according to the Education Funding Agency.

Priory is one of the largest providers within the independent special school sector, based on number of school places.

Adult Care

The overall market size for learning disability and autism care services in 2013-2014 was approximately £4.7 billion in England, according to the Health and Social Care Information Centre, or HSCIC. In 2014-2015, the approximate market size in England of residential care was £2.7 billion and the approximate size of non-residential care (including home care, day care and supported living) was £2.0 billion, according to HSCIC.

Over the last 30 years, the provider market has moved from one dominated by the public sector to one in which the public sector plays only a minor role and the independent sector serves as the main provider. Of the £2.7 billion residential care market in England, £2.5 billion was provided by independent (for-profit and not-for-profit) providers, with the balance coming from Local Authorities, according to HSCIC. While large operators do exist, the market remains highly fragmented.

In the £2.0 billion non-residential market, £1.7 billion was provided by independent providers, with the remainder coming from Local Authorities, according to HSCIC. While large operators do exist, the market again remains highly fragmented.

Management Team

The following table lists the names and positions of Priory’s Senior Managers as of September 30, 2015. The Priory management team is expected to remain with the company following closing of the Acquisition.

Name	Position
Tom Riall	Chief Executive Officer
Mark Moran	Chief Financial Officer
Dave Hall	General Counsel and Corporate Secretary
Trevor Torrington	CEO Healthcare
Mark Underwood	CEO Education and Children’s Services
Sarah Hughes	CEO Adult Care
Adrian Pancott	CEO Older People Services

Tom Riall joined Priory as Chief Executive Officer in April 2013. Prior to this he worked for the FTSE100 support services company Serco Group plc where he was Chief Executive of the Global Services

Business, Serco’s business process outsourcing division. Before joining Serco, Tom held senior leadership positions at both Onyx and Reliance Group plc working extensively with both Local Authorities across the United Kingdom as well as a number of Central Government organizations.

Mark Moran joined Priory as Group Chief Financial Officer on April 1, 2015. He was formerly Group Finance Director of healthcare manufacturer SSL International and, more recently, CFO of Premier Foods. He brings with him extensive experience and knowledge of financial management and investor relations at some of the best-known brands in the United Kingdom.

Dave Hall joined Priory in November 2007 as its first General Counsel. Dave’s primary responsibilities include overseeing and managing the execution of all corporate development projects. Dave is also responsible for structuring Priory’s insurance program with Priory’s brokers, and overseeing the conduct of all malpractice and personal injury claims against Priory. Before joining Priory, Dave was in private practice with Linklaters for nine years.

Trevor Torrington became Managing Director of the Healthcare division in October 2009 having joined Priory in 2008 as Regional Manager of that division. Prior to joining Priory, Trevor was a partner and Managing Director of Brookdale Care where he implemented a turnaround of the business.

Mark Underwood leads the development of Priory’s Education and Children’s Services division, growing its network of schools, colleges and children’s homes and building closer partnerships with local authorities across the country. Before joining Priory, Mark was the Chief Executive Officer of NSL Services Group, one of the leading providers of transport management services to local authorities in the United Kingdom.

Sarah Hughes became Managing Director for the Adult Care division in June 2011. Prior to that, she had been the Divisional Managing Director for the South Division of Specialist Services in the Adult Care division since January 2008. Sarah has worked for the Adult Care division since 1993, starting as a staff nurse and developing her career from deputy manager, home manager, regional manager and then CEO.

Adrian Pancott joined Priory at the beginning of 2014. He has an extensive background in care home leadership, including three years as managing director for the United Kingdom’s largest care home operator, Four Seasons Health Care. Adrian has historically had leadership roles in a number of charities, including operations director for the British Red Cross.

Employees

In order to deliver high-quality services to its diverse service user base, Priory strives to recruit and retain high-caliber employees with appropriate skills and experience and, since 2014, has sought to make significant investment in recruitment, leadership and employee development, engagement, reward, benefits and recognition.

As of September 30, 2015, Priory had 13,774 permanent employees (including full and part-time employees) and 2,982 bank workers. Bank workers have flexible working arrangements and are called on to fulfill specific roles when required. The majority of Priory’s bank staff are support workers and nurses who play an integral role in delivering Priory’s services and enable Priory to minimize its expenditure on agency staff. Agency workers are employed by their respective employment agencies, to whom Priory pays a fee to fulfill temporary and seasonal employment needs. All of Priory’s employees are located in the United Kingdom.

The following table details the numbers of Priory’s employees by function as of September 30, 2015:

As of September 30, 2015
Clinical (nurses and doctors)	1,697
Support workers (includes healthcare assistants, therapists and care workers	8,656
Teachers	305
Hospitality and maintenance (includes cooks and cleaners)	1,487
Executive administration and other	1,629

Total	13,774

None of Priory’s employees is covered by a collective bargaining agreement and to date there have been no labor related work stoppages.

Benefits and Pension Plans

A portion of Priory’s employees are paid at the National Minimum Wage. In response to changes in the National Living Wage scheduled to take place in April 2016, Priory is implementing a new reward strategy to maintain key differentials in pay aligned to experience and skills for its nurses and support workers. While Priory expects the implementation of the National Living Wage may impact its results of operation, it aims to recalibrate its fee rates in order to offset such wage cost increases.

Priory, through one of its subsidiaries, also operates a funded defined benefit pension scheme, the “Health & Care Services (UK) Limited Pension and Life Assurance Scheme,” for a small number of staff at certain of its facilities.

Corporate Assurance Function

The Corporate Assurance Function is structured into three components: safety, quality and compliance.

Safety

Health, safety and environmental issues are governed by a number of laws, principally the Health and Safety at Work etc. Act 1974 together with operating standards and guidance issued by regulators across the United Kingdom (for example, the Care Quality Commission and the Care and Social Services Inspectorate Wales). Priory endeavors to provide safe premises, systems of work and equipment together with a healthy and safe environment.

Priory has an over-arching Group Safety Policy, which the Director of Safety is responsible for implementing and monitoring, as well as a suite of policies in place which cover health and safety. A central policy team is in place with the responsibility of seeking to ensure that Priory’s policies are effectively administered, up to date and reference new legislation, guidance and emerging best practice.

The Health and Safety Manager and Advisors, who are qualified and experienced in health and safety, undertake annual, and as required, systematic and evidence-based health and safety audits at each site. Audit reports are then prepared and submitted to the divisional management team, with any improvement actions included, in the overarching site action plan and monitored at divisional level.

All sites have a health and safety leader that undertakes specific training as well as health and safety committees chaired by a senior staff member, such as the registered manager, which meet on a regular basis and are attended by a range of staff representatives. The information from these meetings is raised at regional health and safety meetings and from there to divisional health and safety meetings and upwards to the Board.

The incident/accident reporting system seeks to enable sites to examine data and understand themes and trends as well as to track the overall volume of incidents across Priory’s facilities. The data also seeks to enable Priory to put mitigating actions in place and to introduce particular reduction targets where necessary and to ensure effective measurement systems are in place. All sites also maintain risk registers, which are used to identify, review and reduce health and safety risk. Lessons learned from any incidents and near miss incidents are subsequently cascaded across Priory.

Safeguarding remains a national focus and continues to be a priority for Priory. Priory endeavors to protect its service users from abuse swiftly and in doing so, to minimize the risk of reputational damage to Priory’s business.

Priory’s Environment Policy details Priory’s compliance with relevant laws and regulations Monitoring compliance with policies and external environmental requirements is carried out by each site’s local health and safety lead. Priory’s Environmental Policy is covered as part of the mandatory health and safety training module in the staff induction program.

Quality

The delivery of the quality agenda for each of Priory’s divisions is led by senior divisional operational managers who report directly to the divisional CEOs. Priory’s independent compliance function reports directly to the CEO and mirrors the compliance function of Priory’s key regulators.

The priorities for seeking to ensure high quality services are delivered across Priory are:

•	continually improving health and recovery outcomes for Priory’s service users;

•	exceeding national standards of care;

•	delivering care and treatment in a safe environment and protecting service users from avoidable harm;

•	ensuring a positive experience of care for service users, their families and their caretakers; and

•	investing in Priory’s workforce through education and training.

Priory is compliant with the Information Governance tool kit. Priory’s health and safety organization and arrangements are accredited with the Contractors Health and Safety Assessment Scheme, or CHAS, and Priory also has certification to ISO 9001:2008 in relation to its organizational management and service delivery systems. Priory’s processes, systems and procedures for monitoring performance and assuring quality are reviewed on an annual basis by an independent third party.

Compliance

Priory is regulated by eight bodies across the United Kingdom, the main two being the CQC, which inspects and regulates health and adult social care services in England, and OFSTED, which inspects and regulates services that care for and educate children and young people. There are equivalent bodies responsible for service regulation in Wales, Scotland and Northern Ireland.

The CQC has recently completed its transition from one regulatory inspection regime to another and its new processes include much more robust inspections with more time on site and additional use of clinical and practice experts. Priory’s corporate assurance function has changed its internal inspection methodologies to ensure they are aligned with regulators, supported and educated site leaders, and provided weekly visibility to

Priory on whether a service is well led, safe, effective, caring and responsive. Priory has also prepared for the change in the way OFSTED inspect its services following changes to regulations in April 2015. Priory has a team of specialist internal inspectors who seek to provide early warning of potential compliance concerns to operational teams.

The internal compliance teams, led by the Director of Compliance, monitor compliance at sites using Priory’s e-compliance system, which is service specific and mapped to the regional variations of England, Scotland, Wales and Northern Ireland. This is intended to alert site managers and the corporate team to areas that require improvement.

Each site underwent an internal benchmark inspection using the agreed regulator specific methodology and tools in the year ended December 31, 2013, providing Priory with a consistent benchmark of regulatory compliance to drive and measure continual improvement. In the year ended December 31, 2014, the team moved to a risk-based approach using key quality performance indicators to identify high risk areas that need increased support and targeted focus, and this has continued through the nine months ended September 30, 2015. Escalation processes are in place to seek to ensure problems are identified and communicated between operations staff, the Directors of Quality for the divisions and the compliance team, who are responsible for assessing progress against agreed action plans.

As of December 31, 2015, 83% of Priory’s facilities inspected by the CQC were compliant with all regulations inspected at their most recent regulatory inspection and 79% of Priory’s facilities inspected by OFSTED had achieved a rating of “Outstanding” or “Good”.

Information technology

Information governance plays a key part in supporting clinical governance, compliance, service planning and performance management and as a result, Priory has in place a policy on the manner in which it acquires, processes, stores, shares and disposes of information assets for which it is responsible. Priory Information Governance Framework, or IGF, designed to handle personal and corporate information securely, efficiently and effectively and to deliver high-quality care, is assessed against the Department of Health’s Information Governance policies and standards through the annual completion of the Information Governance Toolkit.

Under Priory’s IT infrastructure all patients in Priory’s Healthcare facilities have a full Electronic Patient Record, or EPR, on Carenotes, a highly configured EPR system that is intended to allow Priory’s caregivers and nurses to see all information about a patient’s care and treatment, including assessment forms, reported outcome measures and status updates in real time. Furthermore, data in Carenotes can also be aggregated via a data warehouse to allow collective analysis of a unit, site or service line, allowing teams to understand the effectiveness of their services and identify areas for improvement against key performance indicators. Priory’s eCompliance system is intended to enable the tracking and monitoring of all incidents and complaints as well as Priory’s regulatory performance.

Data recovery

Priory seeks to protect its computer systems from misuse and to minimize the impact of service interruptions and maintain confidentiality and is seeking accreditation to ISO/IEC 27001:2013 standards during 2016. In addition, Priory seeks to ensure that it complies with the Data Protection Act (1998) and associated Codes of Practice issued by the Information Commissioner’s Office.

Priory’s core systems are located off-site at a tier 4 data center owned by a third party in Bristol. The ownership and responsibility for the management of the IT infrastructure is undertaken by Priory’s internal IT department, which maintains 24/7 access to its core business systems. Priory’s back-up data storage is located at a tier 4 secure off-site location owned by a third party in London. Priory IT department provides real-time solutions and a daily backup of Priory’s core business data to this location, which can be utilized in the event of a disaster at the primary data center.

IT General Controls Audit

Priory’s IT department is subject to an annual IT General Controls Audit performed by an independent third party aimed at identifying control weaknesses, control gaps, and providing insights into how Priory might improve the efficiency and effectiveness of its internal IT controls. Priory undertakes quarterly external penetration and vulnerability testing through a third party provider. In addition to these tests, a full penetration, vulnerability and social engineering exercise is periodically undertaken by an independent third party.

Insurance

Priory’s insurance programs include medical malpractice insurance, public and products liability insurance and employer’s liability insurance as well as coverage for property damage and business interruption risks (including terrorism for buildings and rent payable), comprehensive insurance on motor vehicles operated by Priory and directors and officers liability insurance.

Claims by service users or their family members in relation to alleged failures of treatment or care at one of Priory’s facilities are dealt with under Priory’s medical malpractice or public liability insurance policies while claims from patients who allege they have been unlawfully detained under the Mental Health Act are covered by Priory’s public liability policy. Claims by employees in relation to injuries sustained in the course of their duties in breach of relevant health and safety legislation are dealt with under Priory’s employer liability insurance policy. Claims from current or former employees in relation to alleged breaches of employment legislation, which may result in the parties attending an employment tribunal to resolve their differences, are not covered by Priory’s insurance policies.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF PRIORY

The following discussion of the financial condition and results of operations of Priory Group No. 1 Limited and its consolidated subsidiaries, or Priory, should be read in conjunction with the audited consolidated financial statements as of and for the financial years ended December 31, 2014, 2013 and 2012, and the unaudited consolidated financial statements as of and for the nine months ended September 30, 2015 and 2014 relating to Priory, and the unaudited pro forma condensed combined financial information and the related notes thereto, that are included in, or incorporated by reference into, this prospectus supplement. The following discussion and analysis contains forward-looking statements that involve known and unknown risks, uncertainties and other factors. For the reasons explained under the “Special Note Regarding Forward-Looking Statements” section in this prospectus supplement and the “Risk Factors” section in this prospectus supplement, future results may differ materially from those expected or implied in these forward-looking statements.

Overview

Priory is a leading provider of behavioral healthcare services in the United Kingdom, focusing on the provision of acute psychiatry, forensic and rehabilitation and recovery services, specialist education, older people care and specialist support for people who have learning difficulties. Priory is one of the leading independent providers of forensic and rehabilitation services by number of beds in the United Kingdom. As of September 30, 2015, Priory had 322 facilities and over 7,000 beds located throughout the United Kingdom.

Priory focuses on complex patients and pupils, with mostly non-discretionary health, care and educational needs (i.e. having long-term material consequences if not treated). Priory’s skilled, multi-disciplinary teams of doctors, nurses and professional caretakers assess each individual’s needs and develop a tailored therapeutic or educational program to allow individuals to move along the care pathway and meet their treatment goals. Individual care pathways are constantly reviewed and therapeutic care and medical inputs adapted to ensure that treatment is relevant and appropriate and, where possible, to enable patients to either return to the community or take a suitable long-term placement. Priory offers programs which integrate education, care and therapy services that are tailored according to individual needs. Access to a wide range of therapies is available including psychiatry, psychology, speech and language therapy, counseling, anger management counseling, psychotherapy and occupational therapy.

Presentation of Priory Financial and Other Information

Financial Data

The audited and unaudited consolidated financial information of Priory included in, or incorporated by reference into, this prospectus, and the accompanying notes, are prepared in accordance with IFRS as issued by the IASB, or the Consolidated Financial Information.

Other Data

Certain numerical figures contained in this Priory discussion, including financial information and certain operating data such as number of available beds, ADC, occupancy rates and fee rates, have been subject to rounding adjustments. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables may not conform exactly to the total figure given for that column or row or the sum of certain numbers presented as a percentage may not conform exactly to the total percentage given.

Available Beds. Priory’s results of operations are impacted by the number of beds at hospitals, schools and care homes as bed capacity determines the maximum number of service users that can be cared for at any given time. References to available beds are to the number of available beds for patients and residents in the Healthcare, Older People Services and Adult Care divisions and the number of places for pupils in the Education division. The number of beds is presented as of the end of the relevant period.

Average Daily Census. ADC is a measure used to express the average number of beds or places occupied daily in the Priory facilities. ADC is calculated by aggregating the number of days of care provided to service users in a certain period divided by the aggregate number of days in the relevant period.

Occupancy. Occupancy rates represent the ADC in a period over the number of available beds at the end of the relevant period.

Fee Rates. Fee rates depend on the service that is being provided and the funder that is paying for the care package and is dependent on the nature of the pricing agreement in place. The fee rates refer to average daily fee rates, or ADF, in a given period.

Key Factors Affecting Results of Operations

Revenues

Priory’s revenues are primarily driven by the number of beds occupied at any given time, together with the fee rates charged for such beds. Priory also receives revenues from Day Therapy and Special Duty Nursing activities.

Demand for Priory’s services is also significantly affected by the availability of public funding. For the nine months ended September 30, 2015, 84% (2014: 83%) of Healthcare revenues, substantially all of Education and Adult Care revenues and 81% (2014: 81%) of Older People Services revenues were derived from publicly-funded entities. For the year ended December 31, 2014: 83% (2013: 80%; 2012: 78%) of Healthcare revenues, substantially all of Education revenues, 81% (2013: 81%; 2012: 80%) of Older People Services revenues and substantially all of Adult Care revenues were derived from publicly-funded entities.

Acquisitions and expansions

Priory’s asset base has historically been developed through acquisitions and expansions, as well as the re-positioning of existing facilities and new builds. Priory’s acquisitions are carefully selected. Priory actively analyzes the market for potential small to medium-sized acquisitions, targeting (a) assets with similar high acuity services that are located in geographical areas in which Priory is not represented or is underrepresented, (b) developments that are part of a care pathway into step-down (e.g., children’s homes), (c) assets that can be developed into larger businesses with capital investment and (d) major acquisitions with a potential to drive synergies and efficiency cost savings (e.g. Affinity Group and Craegmoor Group).

With respect to expansions, Priory seeks to optimize performance by developing or extending services at successful facilities. This produces high incremental profitability given the scalability of existing staff and infrastructure costs at individual facilities and comparably low capital expenditure requirements. Priory has a strong track record of undertaking successful expansions. Recent projects have been undertaken in Healthcare, Adult Care and Education where business cases to support expansion or growth have demonstrated suitably strong returns on capital.

Acquisitions

On February 15, 2012, Priory acquired 75% of the share capital of Harbour Care (UK) Limited for total cash consideration of £12.0 million. The company operated 11 specialist care homes in the South of England. The remaining 25% of the company was acquired on June 13, 2013, for cash consideration of £1.9 million.

On April 30, 2012, Priory acquired the entire share capital of Peninsula Autism Services & Support Limited, or PASS, for total cash consideration of £5.9 million. PASS is an operator of five specialist care homes in the South of England.

On August 31, 2012, Priory acquired the entire share capital of High Quality Lifestyles Limited, or HQL, for cash consideration of £6.5 million, with a further £0.5 million of deferred consideration paid on May 14, 2013. HQL operates seven specialist care homes in the South East of England.

On July 23, 2013, Priory acquired 100% of the share capital of Helden Homes Limited for cash consideration of £5.5 million. The company operates a specialist Healthcare facility.

On January 31, 2014, Priory acquired a 100% interest in the New Directions group of companies for total cash consideration of £6.3 million. The companies operated five specialist care homes in the South East of England.

On November 28, 2014, Priory acquired a 100% interest in Castlecare Group Limited, or Castlecare, for total cash consideration of £12.7 million. Castlecare operates 34 children’s homes and associated educational facilities throughout England.

On September 17, 2015, Priory acquired a 100% interest in Life Works Community Limited, or Life Works, for total cash consideration of £7.8 million. Life Works operates an 18 bed facility in Woking, Surrey, which specializes in providing inpatient therapy for individuals with drug, alcohol and other addictions, eating disorders and depression.

On December 22, 2015, Priory acquired the Progress Care (Holdings) Limited Group, or Progress Care, for total cash consideration of £10.8 million. Progress Care operates two children’s homes, eight specialist adult care homes and one school facility, all located in the North West of England.

Key operating expenses

Wage costs

The most significant operating expense is wage costs, which represent the staff costs incurred in providing services and running Priory’s facilities. Wage costs include wages and salaries, social security costs and other pension costs and cover the cost of nursing staff, doctors, care staff, teachers, support staff and head office functions, including agency costs. For the nine months ended September 30, 2015 wage costs accounted for 82.5% (2014: 82.4%) of the total cost base used to calculate Adjusted EBITDAR. For the year ended December 31, 2014 wage costs (including agency staff) accounted for 82.4% (2013: 82.3%; 2012: 82.4%) of the total cost base used to calculate Adjusted EBITDAR.

Wage costs are subject to an annual inflationary increase based on the retail price index and guidance from key organizations such as the nursing unions and teaching bodies. General inflationary increases were awarded in 2013, 2014 and 2015, respectively, although certain employees received additional annual increases due to increases in the national minimum wage during the period. The United Kingdom government has announced the introduction of a compulsory National Living Wage for all employees aged 25 or over to be implemented in April 2016 with annual increases thereafter. See “Risks Factors—Risks Relating to the Acquisition—Priory’s operating costs are subject to increases, including due to statutorily mandated increases in the wages and salaries of Priory’s staff.”

Other operating costs

Other operating costs are “operating costs” before wages, exceptional items and depreciation. These elements are discussed separately.

Central costs

Central costs include Priory’s centralized functions such as finance and accounting centers, IT, sales and marketing, human resources, payroll and other costs not directly related to the hospitals, schools and homes included in the reportable divisions.

Consolidated Results for the Nine Months Ended September 30, 2015 and 2014

The table below shows the consolidated results of Priory for the nine months ended September 30, 2015 and 2014:

£’m	Nine Months Ended September 30,
	2015	2014
Revenue	424.5	385.3
Operating costs	(377.2)	(330.7)
Operating profit	47.3	54.6
Analyzed as:
Adjusted EBITDAR	112.9	105.3
Rental amounts currently payable	(19.6)	(9.0)
Adjusted EBITDA before future minimum rental increases	93.3	96.3
Future minimum rental increases	(1.9)	(2.1)
Adjusted EBITDA	91.4	94.2
Depreciation	(33.4)	(33.3)
Amortization	(4.5)	(4.7)
Exceptional items	(6.2)	(1.6)
Operating profit	47.3	54.6

Numerical figures contained in the table above have been subject to rounding adjustments. Accordingly, in certain instances, the sum of the numbers in a column may not conform exactly to the total figure given for that column.

Nine months ended September 30, 2015 compared with the nine months ended September 30, 2014

The table below sets out revenue by segment and other financial and operating data by segment for the nine months ended September 30, 2015 compared with the nine months ended September 30, 2014.

	Nine Months Ended September 30,		Movement
	2015	2014	Change	% Change
Revenue by segment (£’m)
Healthcare	200.9	192.3	8.6	4.5%
Education	81.8	65.9	15.9	24.1%
Older People Services	56.8	52.3	4.5	8.6%
Adult Care	85.0	74.9	10.1	13.5%

Total	424.5	385.3	39.2	10.2%
Wages by segment (£’m)
Healthcare	(117.0)	(110.1)	(6.9)	(6.3%)
Education	(49.3)	(38.7)	(10.6)	(27.4%)
Older People Services	(36.8)	(35.2)	(1.6)	(4.5%)
Adult Care	(47.7)	(41.9)	(5.8)	(13.8%)
Central	(6.4)	(4.9)	(1.5)	(30.6%)

Total	(257.2)	(230.8)	(26.4)	(11.4%)
Other costs by segment (£’m)
Healthcare	(22.7)	(21.4)	(1.3)	(6.1%)
Education	(10.6)	(7.8)	(2.8)	(35.9%)
Older People Services	(8.9)	(8.1)	(0.8)	(9.9%)
Adult Care	(10.3)	(8.7)	(1.6)	(18.4%)
Central	(2.0)	(3.2)	1.2	37.5%

Total	(54.5)	(49.2)	(5.3)	(10.8%)
Adjusted EBITDAR by segment (£’m)
Healthcare	61.2	60.8	0.4	0.7%
Education	22.0	19.4	2.6	13.4%
Older People Services	11.1	9.0	2.1	23.3%
Adult Care	27.0	24.2	2.8	11.6%
Central	(8.4)	(8.2)	(0.2)	(2.4%)

Total	112.9	105.3	7.6	7.2%
Available beds (number)
Healthcare	1,586	1,662	(76)	(4.6%)
Education	1,476	1,224	252	20.6%
Older People Services	2,296	2,351	(55)	(2.3%)
Adult Care	1,661	1,490	171	11.5%

Total	7,019	6,727	292	4.3%
ADC (number)
Healthcare	1,383	1,419	(36)	(2.5%)
Education	1,203	1,038	165	15.9%
Older People Services	2,213	2,077	136	6.5%
Adult Care	1,470	1,384	86	6.2%

Total	6,269	5,918	351	5.9%
Occupancy (%)
Healthcare	87.2%	85.4%		1.8%
Education	81.5%	84.8%		(3.3)%
Older People Services	96.4%	88.3%		8.1%
Adult Care	88.5%	92.9%		(4.4)%

Total	89.3%	88.0%		1.3%
ADF (£)
Healthcare	532	496	36	7.3%
Education	249	233	16	6.9%
Older People Services	94	92	2	2.2%
Adult Care	165	154	11	7.1%

Total	232	223	9	4.0%

Numerical figures contained in the table above have been subject to rounding adjustments. Accordingly, in certain instances, the sum of the numbers in a column or a row may not conform exactly to the total figure given for that column or row or the sum of certain numbers presented as a percentage may not conform exactly to the total percentage given. The Adult Care available beds figure excludes 197 (2014: 193) supported living rental beds and the ADC figure excludes 422 (2014: 402) supported living places. Adult Care ADF (and Total ADF) is calculated using Adult Care ADC of 1,892 (2014: 1,786) including supported living to be consistent with the revenue recognized.

Revenue

Revenue for the nine months ended September 30, 2015 has increased by £39.2 million (10.2%) compared with the nine months ended September 30, 2014, comprising £8.6 million (4.5%) growth in Healthcare, £15.9 million (24.1%) growth in Education (of which £13.7 million relates to the Castlecare acquisition), £4.5 million (8.6%) growth in Older People Services and £10.1 million (13.5%) growth in Adult Care. ADC for the nine months ended September 30, 2015 increased by 351 compared with the nine months ended September 30, 2014, including increases of 165 in Education (of which 100 relates to the Castlecare acquisition), 136 in Older People Services and 86 in Adult Care, offset by a decrease of 36 in Healthcare. Of the increase of 86 ADC in Adult Care 61 was due to five sites transferred from Healthcare in 2015, with a corresponding decrease of 61 in Healthcare, therefore excluding the impact of transferred sites Healthcare ADC increased by 25. Overall ADF of £232 for the nine months ended September 30, 2015 is £9 higher than ADF of £223 for the nine months ended September 30, 2014, largely due to changes in patient mix and acquisitions with higher fees, as well as fee inflation in Healthcare and Older People Services.

Wage costs

Wage costs for the nine months ended September 30, 2015 have increased by £26.4 million (11.4%) compared with the nine months ended September 30, 2014. The increase in wage costs comprised £6.9 million (6.3%) in Healthcare, £10.6 million (27.4%) in Education, £1.6 million (4.5%) in Older People Services, £5.8 million (13.8%) in Adult Care and £1.5 million (30.6%) in Central. This is largely a result of increased ADC across the business including ADC from new sites and acquisitions, together with higher staffing levels required to manage more complex service users and a temporary increase in agency usage in Healthcare due to nursing staff vacancies. Wage inflation accounted for approximately £2.5 million of the increase.

Other operating costs

Other operating costs for the nine months ended September 30, 2015 have increased by £5.3 million (10.8%) compared with the nine months ended September 30, 2014. The increase was attributable to £1.3 million (6.1%) in Healthcare, £2.8 million (35.9%) in Education, £0.8 million (9.9%) in Older People Services and £1.6 million (18.4%) in Adult Care, offset by a £1.2 million (37.5%) reduction in Central. The increase was largely due to an increase in direct costs from higher ADC and costs from new sites and acquisitions.

Adjusted EBITDAR

Adjusted EBITDAR for the nine months ended September 30, 2015 was £112.9 million, up £7.6 million (7.2%) compared with the nine months ended September 30, 2014. The increase in Adjusted EBITDAR consists of £0.4 million (0.7%) in Healthcare, £2.6 million (13.4%) in Education, £2.1 million (23.3%) in Older People Services and £2.8 million (11.6%) in Adult Care, offset by a reduction of £0.2 million (2.4%) in Central. This is primarily the result of increased revenue, which has been partially offset by higher operating costs, in addition to the contribution from the Castlecare acquisition. Adjusted EBITDAR as a percentage of revenue was 26.6% for the nine months ended September 30, 2015, compared to 27.3% for the nine months ended September 30, 2014. Including sites which were transferred to Adult Care and excluding Healthcare closed sites, Healthcare Adjusted EBITDAR for the nine months ended September 30, 2015 increased by £3.0 million (5.0%) and Older People

Services Adjusted EBITDAR increased by £2.3 million (25.6%) compared to the nine months ended September 30, 2014. Excluding the transferred sites, Adult Care Adjusted EBITDAR for the nine months ended September 30, 2015 increased by £0.8 million (3.3%) compared to the nine months ended September 30, 2014.

Rent

Total rent incurred for the nine months ended September 30, 2015 was £21.5 million compared to £11.1 million for the nine months ended September 30, 2014. Included in the total rent charge for the nine months ended September 30, 2015 was £1.9 million in respect of the accrual for future minimum rental increases, compared with £2.1 million for the nine months ended September 30, 2014. Excluding this non cash based charge, rent for the nine months ended September 30, 2015 increased by £10.6 million compared to the nine months ended September 30, 2014, primarily as a result of the additional rent payable on the six hospitals which were sold and leased back in Q4 2014 and the rent payable on the Castlecare properties acquired in Q4 2014.

Depreciation

Depreciation of property, plant and equipment for the nine months ended September 30, 2015 was £33.4 million, an increase of £0.1 million compared with the nine months ended September 30, 2014, as the reduction from the sale of the six hospitals in Q4 2014 has been almost offset by depreciation relating to capital additions and new sites.

Amortization

Amortization for the nine months ended September 30, 2015 was £4.5 million, a decrease of £0.2 million compared with the nine months ended September 30, 2014, and relates to the amortization of brand and contract intangibles. The decrease is due to the basis on which amortization is charged on contract intangibles, being on an attrition basis calculated with reference to the average length of stay of service users instead of on a straight line basis, which has been partly offset by additional amortization arising from the Castlecare acquisition in Q4 2014.

Exceptional items

Net exceptional costs for the nine months ended September 30, 2015 were £6.2 million which relates to £2.3 million of reorganization and rationalization costs, £1.5 million of transaction related costs (largely in respect of the strategic review of the Older People Services division), £0.8 million for legal and professional costs and a £1.6 million loss on disposal of property, plant and equipment. Net exceptional costs for the nine months ended September 30, 2014 were £1.6 million which relates to £4.8 million of reorganization and rationalization costs (including a provision for senior management redundancy and restructuring costs) as well as £0.9 million of legal and professional fees and £2.8 million of transaction-related costs (largely in respect of an aborted acquisition), partially offset by a £6.9 million profit on disposal of property, plant and equipment.

Consolidated Results for the Years Ended December 31, 2014, 2013 and 2012

The table below shows the consolidated results of Priory for the years ended December 31, 2014, 2013 and 2012:

	Year Ended December 31,
	2014	2013	2012
	(£ in millions)	(£ in millions)	(£ in millions)
Revenue	520.7	480.8	463.1
Operating costs	(446.6)	(461.5)	(385.5)
Operating profit	74.1	19.3	77.6
Analyzed as:
Adjusted EBITDAR	143.8	138.4	144.3
Rental amounts currently payable	(14.1)	(12.0)	(11.3)
Adjusted EBITDA before future minimum rental increases	129.7	126.4	133.0
Future minimum rental increases	(2.8)	(3.1)	(3.0)
Adjusted EBITDA	126.9	123.3	130.0
Depreciation	(44.0)	(42.6)	(40.3)
Amortization	(6.2)	(6.7)	(7.3)
Exceptional items	(2.5)	(54.7)	(4.7)
Operating profit	74.1	19.3	77.6

Numerical figures contained in the table above have been subject to rounding adjustments. Accordingly, in certain instances, the sum of the numbers in a column may not conform exactly to the total figure given for that column.

Year Ended December 31, 2014 Compared with the Year Ended December 31, 2013

The table below sets out revenue by segment and other financial and operating data by segment for the year ended December 31, 2014 compared with the year ended December 31, 2013.

	Year Ended December 31,		Movement
			Change	% Change
	2014	2013
Revenue by segment (£’m)
Healthcare	259.8	230.4	29.4	12.8%
Education	89.3	91.0	(1.7)	(1.9%)
Older People Services	70.6	66.2	4.4	6.6%
Adult Care	101.0	93.2	7.8	8.4%

Total	520.7	480.8	39.9	8.3%
Wages by segment (£’m)
Healthcare	(147.5)	(128.5)	(19.0)	(14.8%)
Education	(52.3)	(50.6)	(1.7)	(3.4%)
Older People Services	(47.3)	(45.1)	(2.2)	(4.9%)
Adult Care	(56.7)	(50.7)	(6.0)	(11.8%)
Central	(6.8)	(7.0)	0.2	2.9%

Total	(310.6)	(281.9)	(28.7)	(10.2%)
Other costs by segment (£’m)
Healthcare	(29.2)	(26.0)	(3.2)	(12.3%)
Education	(10.5)	(9.8)	(0.7)	(7.1%)
Older People Services	(11.0)	(10.0)	(1.0)	(10.0%)
Adult Care	(11.8)	(11.1)	(0.7)	(6.3%)
Central	(3.8)	(3.6)	(0.2)	(5.6%)

Total	(66.3)	(60.5)	(5.8)	(9.6%)
Adjusted EBITDAR by segment (£’m)
Healthcare	83.1	75.9	7.2	9.5%
Education	26.5	30.6	(4.1)	(13.4%)
Older People Services	12.3	11.1	1.2	10.8%
Adult Care	32.5	31.4	1.1	3.5%
Central	(10.6)	(10.6)	—	—

Total	143.8	138.4	5.4	3.9%
Available beds (number)
Healthcare	1,675	1,695	(20)	(1.2%)
Education	1,367	1,228	139	11.3%
Older People Services	2,351	2,544	(193)	(7.6%)
Adult Care	1,510	1,451	59	4.1%

Total	6,903	6,918	(15)	(0.2%)
ADC (number)
Healthcare	1,422	1,295	127	9.8%
Education	1,045	1,014	31	3.1%
Older People Services	2,095	2,010	85	4.2%
Adult Care	1,383	1,346	37	2.7%

Total	5,945	5,665	280	4.9%
Occupancy (%)
Healthcare	84.9%	76.4%		8.5%
Education	82.9%	82.6%		0.3%
Older People Services	89.1%	79.0%		10.1%
Adult Care	91.6%	92.8%		(1.2)%

Total	87.4%	81.9%		5.5%
ADF (£)
Healthcare	501	487	14	2.9%
Education	234	246	(12)	(4.8%)
Older People Services	92	90	2	2.3%
Adult Care	155	147	8	5.2%

Total	225	218	7	3.2%

The Adult Care available beds figure excludes 193 (2013: 193) supported living rental beds and the ADC figure excludes 404 (2013: 388) supported living places. Adult Care ADF (and Total ADF) is calculated using Adult Care ADC of 1,786 (2013: 1,734) including supported living to be consistent with the revenue recognized.

Education occupancy and total occupancy at December 31, 2014 of 82.9% and 87.4%, respectively, have been determined as if the acquisition of Castlecare occurred on January 1, 2014 rather than November 28, 2014, using pro forma average Education ADC of 1,133.

Numerical figures contained in the table above have been subject to rounding adjustments. Accordingly, in certain instances, the sum of the numbers in a column or a row may not conform exactly to the total figure given for that column or row or the sum of certain numbers presented as a percentage may not conform exactly to the total percentage given.

Year Ended December 31, 2013 Compared with the Year Ended December 31, 2012

The table below sets out revenue by segment and other financial and operating data by segment for the year ended December 31, 2013 compared with the year ended December 31, 2012.

	Year Ended December 31,		Movement
	2013	2012	Change	% Change
Revenue by segment (£’m)
Healthcare	230.4	215.1	15.3	7.1%
Education	91.0	97.1	(6.1)	(6.3%)
Older People Services	66.2	62.2	4.0	6.4%
Adult Care	93.2	88.7	4.5	5.1%

Total	480.8	463.1	17.7	3.8%
Wages by segment (£’m)
Healthcare	(128.5)	(118.5)	(10.0)	(8.4%)
Education	(50.6)	(48.5)	(2.1)	(4.3%)
Older People Services	(45.1)	(40.4)	(4.7)	(11.6%)
Adult Care	(50.7)	(47.4)	(3.3)	(7.0%)
Central	(7.0)	(7.9)	0.9	11.4%

Total	(281.9)	(262.7)	(19.2)	(7.3%)
Other costs by segment (£’m)
Healthcare	(26.0)	(23.8)	(2.2)	(9.2%)
Education	(9.8)	(10.3)	0.5	4.9%
Older People Services	(10.0)	(9.4)	(0.6)	(6.4%)
Adult Care	(11.1)	(10.2)	(0.9)	(8.8%)
Central	(3.6)	(2.4)	(1.2)	(50.0%)

Total	(60.5)	(56.1)	(4.4)	(7.8%)
Adjusted EBITDAR by segment (£’m)
Healthcare	75.9	72.8	3.1	4.3%
Education	30.6	38.2	(7.6)	(19.9%)
Older People Services	11.1	12.3	(1.2)	(9.8%)
Adult Care	31.4	31.2	0.2	0.6%
Central	(10.6)	(10.2)	(0.4)	(3.9%)

Total	138.4	144.3	(5.9)	(4.1%)
Available beds (number)
Healthcare	1,695	1,682	13	0.8%
Education	1,228	1,255	(27)	(2.2%)
Older People Services	2,544	2,551	(7)	(0.3%)
Adult Care	1,451	1,475	(24)	(1.6%)

Total	6,918	6,963	(45)	(0.6%)
ADC (number)
Healthcare	1,295	1,240	55	4.4%
Education	1,014	1,014	—	—
Older People Services	2,010	1,956	54	2.8%
Adult Care	1,346	1,330	16	1.2%

Total	5,665	5,540	125	2.3%
Occupancy (%)
Healthcare	76.4%	73.7%		2.7%
Education	82.6%	80.8%		1.8%
Older People Services	79.0%	76.7%		2.3%
Adult Care	92.8%	90.2%		2.6%

Total	81.9%	79.6%		2.3%
ADF (£)
Healthcare	487	474	13	2.7%
Education	246	262	(16)	(6.1%)
Older People Services	90	87	3	3.4%
Adult Care	147	142	5	3.5%

Total	218	214	4	1.9%

The Adult Care available beds figure excludes 193 (2012: 193) supported living rental beds and the ADC figure excludes 388 (2012: 383) supported living places. Adult Care ADF (and Total ADF) is calculated using Adult Care ADC of 1,734 (2012: 1,713) including supported living to be consistent with the revenue recognized.

Numerical figures contained in the table above have been subject to rounding adjustments. Accordingly, in certain instances, the sum of the numbers in a column or a row may not conform exactly to the total figure given for that column or row or the sum of certain numbers presented as a percentage may not conform exactly to the total percentage given.

Revenue

Revenue for 2014 increased by £39.9 million (8.3%) compared to 2013, to £520.7 million. The underlying increase was attributable to a £29.4 million (12.8%) increase in Healthcare revenue, a £4.4 million (6.6%) increase in Older People Services revenue and a £7.8 million (8.4%) increase in Adult Care revenue, offset by a £1.7 million (1.9%) decrease in Education revenue. Total Group ADC for 2014 increased by 280 compared to 2013, comprising an increase of 127 in Healthcare, an increase of 31 in Education, an increase of 85 in Older People Services and an increase of 37 in Adult Care. Overall ADF of £225 in 2014 was £7 higher than 2013 ADF of £218 largely due to higher levels of acuity and higher than average fees from acquisitions in Adult Care, together with higher levels of acuity and private pay fee increases in Healthcare. These increases were partially offset by adverse changes in the pupil mix in the Education division with fewer residential pupils who attract higher fees than day placements.

Revenue for 2013 increased by £17.7 million (3.8%) compared to 2012, to £480.8 million. The underlying increase was attributable to a £15.3 million (7.1%) increase in Healthcare revenue, a £4.0 million (6.4%) increase in Older People Services revenue and a £4.5 million (5.1%) increase in Adult Care revenue, offset by a £6.1 million (6.3%) decrease in Education revenue. Total Group ADC for 2013 increased by 125 compared to 2012, comprising an increase of 55 in Healthcare, an increase of 54 in Older People Services and an increase of 16 in Adult Care. Education ADC was unchanged compared to 2012. Overall ADF of £218 in 2013 was £4 higher than 2012 ADF of £214 largely due to higher levels of special duty nursing, or SDN, income as well as fee inflation in the Healthcare division combined with higher than average fees from acquisitions in Adult Care. These increases were partially offset by adverse changes in the pupil mix in the Education division leading to lower ADF as well as dilution arising from higher levels of ADC in the Older People Services division.

Healthcare revenue increased by £29.4 million (12.8%) in 2014 compared with 2013, comprising a £25.3 million increase across existing sites due to increased ADC and ADF as well as £1.4 million of additional SDN income and £4.4 million of revenue from new sites. This was partially offset by a reduction of £1.0 million from closed sites and a further £0.7 million from a site closed temporarily for refurbishment. ADC increased by 127 of which 66 was from Acute sites, 38 from Forensic sites (including 15 from a new site) and 23 from Rehabilitation and Recovery sites due to an underlying increase in this service (35 ADC) and a new site (8 ADC), offset by a site closed for refurbishment (20 ADC). Healthcare ADF in 2014 was £501 compared with £487 in 2013. The £14 increase was principally due to changes in patient mix with a greater proportion of high acuity patients, together with private pay fee increases.

Healthcare revenue increased by £15.3 million (7.1%) in 2013 compared with 2012, comprising a £14.0 million increase across existing sites due to increased ADC and ADF as well as £3.4 million of additional SDN income and £0.9 million from a new site. This was partially offset by a reduction of £3.0 million from the closure of non-economic sites. ADC increased by 55 in 2013 compared to 2012, comprising a reduction of 17 due to closed sites offset by an increase of 7 from a new site and a net underlying increase of 65. Healthcare ADF in 2013 was £487 compared with £474 in 2012. The £13 increase was principally due to higher levels of SDN income and fee inflation in 2013.

Education revenue decreased by £1.7 million (1.9%) in 2014 compared with 2013 due to changes in pupil mix with a lower proportion of residential pupils (2014: 47%, 2013: 51%) that earn higher fees than daycare pupils as well as the impact of a school closure (£0.5 million). This was partially offset by growing demand for day care services as well as the impact of the Castlecare acquisition which contributed £1.5 million revenue in 2014. New services contributed revenue of £1.2 million. Education ADC increased by 31 in 2014 compared to 2013 primarily as a result of new children’s homes and the Castlecare acquisition. ADF for 2014 decreased by £12 to £234, primarily as a result of the change in residential pupil mix.

Education revenue decreased by £6.1 million (6.3%) in 2013 compared with 2012 due to changes in pupil mix with a lower proportion of residential pupils (2013: 51%, 2012: 57%) that earn higher fees than daycare pupils. 2013 Education ADC was the same as 2012; a reduction of 30 relating to the closure of non-economic schools in the year was offset by an underlying increase of 23 and an additional 7 ADC from two new sites. ADF for 2013 decreased by £16 to £246, primarily as a result of the factors discussed above.

Older People Services revenue increased by £4.4 million (6.6%) in 2014 as maturing homes continued to fill. A decrease of £3.8 million from the impact of three homes closed for sale or repositioning at the start of Q2 2014 was more than offset by an underlying increase of £8.2 million. ADC increased by 85 in 2014 compared to 2013, comprising an underlying increase of 187 partially offset by a reduction from closed homes of 102 ADC. 2014 ADF increased by £2 to £92 as a result of annual inflationary fee uplifts.

Older People Services revenue increased by £4.0 million (6.4%) in 2013, as a result of £4.4 million from the continuing maturity of existing homes and £0.9 million from a new home opened since 2012, offset by a £1.3 million decrease from non-economic homes closed in 2012. Consequently ADC increased by 54 in 2013 compared to 2012. 2013 ADF increased by £3 to £90 largely as a result of successful fee negotiations with Local Authorities.

Adult Care revenue increased by £7.8 million (8.4%) in 2014 compared to 2013. Of the increase, £2.5 million was due to the acquisition of New Directions in Q1 2014 with a further £3.8 million from new sites opened in 2013 and 2014 (predominantly for adult autism services) as well as underlying growth of £3.0 million. This was partially offset by £1.5 million from sites closed for sale or repositioning. Residential ADC increased by 37 compared to 2013 as a result of 55 from acquisitions and new sites, and an underlying increase of 9, partially offset by a reduction of 27 from closed sites. Supported living ADC (excluded from the table set forth under the heading “—Year Ended December 31, 2014 Compared with the Year Ended December 31, 2013”) increased by 16 from 388 in 2013 to 404 in 2014. Adult Care ADF increased by £8 to £155 in 2014 from £147 in 2013 as a result of acquisitions which earn higher than average fees as well as an increase in the proportion of higher acuity residents in existing services.

Adult Care revenue increased by £4.5 million (5.1%) in 2013 compared to 2012. Of the increase, £3.9 million was due to the full year effect of acquisitions made in 2012 and a further £0.6 million from new sites, offset by a £3.2 million reduction from sites which were closed or transferred to other divisions for redevelopment. Underlying revenue therefore increased by £3.2 million compared with 2012 due largely to fee increases, higher acuity service user mix and increased supported living ADC. Residential ADC increased by 16 compared to 2012 as a result of the residential ADC gained from acquisitions and new sites of 30 and an underlying increase of 38, offset by a reduction of 52 from sites closed or transferred to other divisions. Supported living ADC (excluded from the table set forth under the heading “—Year Ended December 31, 2013 compared with the Year Ended December 31, 2012”) increased by 5 from 383 in 2012 to 388 in 2013. Adult Care ADF increased by £5 to £147 in 2013 from £142 in 2012 as a result of the full year impact of three acquisitions made in 2012 which earn higher than average fees and successful fee negotiations for existing services.

Wage Costs

Wage costs increased by £28.7 million (10.2%) to £310.6 million in 2014 compared with 2013. The increase comprised £19.0 million (14.8%) in Healthcare, £1.7 million (3.4%) in Education, £2.2 million (4.9%) in Older People Services and £6.0 million (11.8%) in Adult Care, partially offset by a decrease of

£0.2 million (2.9%) in Central. The increase was largely due to increased ADC, together with higher staffing ratios required due to the increased acuity of service users. Wage inflation accounted for approximately £3.0 million of the increase.

Wage costs increased by £19.2 million (7.3%) to £281.9 million in 2013 compared with 2012. The increase comprised £10.0 million (8.4%) in Healthcare, £2.1 million (4.3%) in Education, £4.7 million (11.6%) in Older People Services and £3.3 million (7.0%) in Adult Care, offset by a decrease of £0.9 million (11.4%) in Central. The increase was largely due to increased ADC in Healthcare, Older People Services and Adult Care as well as higher SDN costs in Healthcare and wage inflation across all divisions (£5.9 million).

Other Operating Costs

Other operating costs increased by £5.8 million (9.6%) in 2014 compared with 2013. The increase was attributable to £3.2 million (12.3%) in Healthcare, £0.7 million (7.1%) in Education, £1.0 million (10.0%) in Older People Services, £0.7 million (6.3%) in Adult Care and £0.2 million (5.6%) in Central. The increases were largely due to higher direct costs resulting from increased ADC and acquisitions, in addition to increased recruitment and training costs as well as costs associated with the expansion of the business development and bidding function.

Other operating costs increased by £4.4 million (7.8%) in 2013 compared with 2012. The increase was attributable to £2.2 million (9.2%) in Healthcare, £0.6 million (6.4%) in Older People Services, £0.9 million (8.8%) in Adult Care and £1.2 million (50.0%) in Central offset by a reduction of £0.5 million (4.9%) in Education. This was largely due to an increase in direct costs associated with higher ADC, in addition to higher expenditure on quality assurance and training costs. The increase in central costs primarily related to higher costs associated with Priory’s head office, legal fees and the investment in the business development function.

Adjusted EBITDAR

Adjusted EBITDAR in 2014 was £143.8 million, or 27.6% of revenue, compared with £138.4 million, or 28.8% of revenue, in 2013, an increase of £5.4 million. Healthcare Adjusted EBITDAR increased by £7.2 million, or 9.5%, Older People Services Adjusted EBITDAR increased by £1.2 million, or 10.8%, and Adult Care Adjusted EBITDAR increased by £1.1 million, or 3.5%. These increases were partially offset by Adjusted EBITDAR in Education which decreased by £4.1 million, or 13.4%. Central costs in 2014 were consistent with the prior year. The overall movement was primarily the result of increased ADC, partially offset by higher staffing and other costs across all divisions combined with the impact of a reduced proportion of residential placements in the Education division.

Adjusted EBITDAR in 2013 was £138.4 million, or 28.8% of revenue, compared with £144.3 million, or 31.2% of revenue, in 2012, a reduction of £5.9 million. Education Adjusted EBITDAR decreased by £7.6 million, or 19.9%, Older People Services Adjusted EBITDAR decreased by £1.2 million, or 9.8%, and Central Adjusted EBITDAR decreased by £0.4 million, or 3.9%. These decreases were partially offset by Healthcare Adjusted EBITDAR, which increased by £3.1 million, or 4.3%, and Adult Care Adjusted EBITDAR which increased by £0.2 million, or 0.6%. The overall movement was primarily the result of a £6.1 million reduction in revenue within the Education division as result of the changing pupil mix combined with increased wage and quality assurance costs as well as the cost of wage inflation of £5.9 million across all divisions. This has been partially offset by increased revenue in Healthcare (primarily due to high demand for Acute beds), Older People Services and Adult Care.

Rent

Total rent incurred in 2014 was £16.9 million compared to £15.1 million in 2013. Included in the total rent charge for 2014 was £2.8 million in respect of the accrual for future rental increases, £0.3 million lower than

2013. Excluding this non cash based charge, rent for 2014 increased by £2.1 million compared to 2013 due primarily to additional rent payable following the sale and leaseback of six acute hospitals in the final quarter of 2014.

Total rent incurred in 2013 was £15.1 million compared to £14.3 million in 2012. Included in the total rent charge for 2013 was £3.1 million in respect of the accrual for future rental increases, £0.1 million higher than 2012. Excluding this non cash based charge, rent for 2013 increased by £0.7 million compared to 2012 due to a combination of one Older People Services home opened in 2013 and annual rent increases.

Depreciation

Depreciation of property, plant and equipment in 2014 was £44.0 million, an increase of £1.4 million over 2013, attributable to capital additions and the increase in property, plant and equipment arising from acquisitions made during the year.

Depreciation of property, plant and equipment in 2013 was £42.6 million, an increase of £2.3 million over 2012, attributable to capital additions and the increase in property, plant and equipment arising from acquisitions made in 2012 and 2013.

Amortization

Amortization in 2014 was £6.2 million, £0.5 million lower than 2013 and related to amortization of the contract and brand intangibles acquired as part of business combinations. The decrease was due to the basis on which amortization is charged on contract intangibles, being on an attrition basis calculated with reference to the average length of stay of services users rather than on a straight line basis. The effect of this amortization method was partially offset by the recognition of additional contract intangibles following the Castlecare and New Directions acquisitions during 2014.

Amortization in 2013 was £6.7 million, £0.6 million lower than 2012 and related to amortization of the contract and brand intangibles acquired as part of business combinations. The decrease was due to the basis on which amortization is charged on contract intangibles, being on an attrition basis calculated with reference to the average length of stay of service users rather than on a straight line basis.

Exceptional Costs

Exceptional costs incurred in 2014 were £2.5 million compared to £54.7 million in 2013. Of this amount, £7.6 million related to reorganization and rationalization costs and £2.8 million related to legal and professional fees in respect of acquisition costs (including £2.4 million of costs associated with an aborted acquisition in 2014). This was partially offset by a net profit on disposal of property, plant and equipment of £7.9 million. The reorganization and rationalization costs included £2.6 million in respect of senior management restructuring with the remainder due to the closure of a number of sites.

Exceptional costs incurred in 2013 were £54.7 million compared to £4.7 million in 2012. Of this amount, £12.2 million related to reorganization and rationalization costs, including £5.9 million in respect of onerous leases, and £6.3 million in respect of the closure and restructuring of a number of sites. A further £42.6 million related to impairment charges booked against a number of properties and associated assets in order to write down their carrying values to their net recoverable value through disposal. This was partially offset by a net profit on disposal of property, plant and equipment of £0.1 million.

Cash Flows

£’m	Nine Months Ended September 30,	Nine Months Ended September 30,
	2015	2014
Net cash inflow from operations	72.6	81.9
Net cash outflow from investing activities	(40.8)	(20.5)
Net cash outflow from financing activities	(38.2)	(62.9)

Net decrease in cash	(6.4)	(1.5)

Net cash inflow from operations for the nine months ended September 30, 2015 of £72.6 million was £9.3 million lower than net cash inflow from operations for the nine months ended September 30, 2014 of £81.9 million, principally as a result of the additional rent payable on the six hospitals which were sold and leased back in Q4 2014.

Net cash outflow from investing activities for the nine months ended September 30, 2015 of £40.8 million (for the nine months ended September 30, 2014: £20.5 million) related to £34.2 million (for the nine months ended September 30, 2014: £34.0 million) of capital additions and £7.9 million in relation to the acquisition of Life Works and deferred consideration for Castlecare (for the nine months ended September 30, 2014: £6.2 million in respect of the acquisition of New Directions), offset by £1.1 million (for the nine months ended September 30, 2014: £19.5 million) of proceeds from the sale of property, plant and equipment and £0.2 million (for the nine months ended September 30, 2014: £0.2 million) of interest received.

Net cash outflow from financing activities for the nine months ended September 30, 2015 of £38.2 million (for the nine months ended September 30, 2014: £62.9 million) related to £44.9 million (for the nine months ended September 30, 2014: £62.1 million) of interest paid, £1.3 million (for the nine months ended September 30, 2014: £1.6 million) of finance lease payments and £11.0 million (for the nine months ended September 30, 2014: £5.5 million) of loan repayments, offset by £19.0 million (for the nine months ended September 30, 2014: £6.3 million) of revolving credit facility, or RCF, loans advanced in the period. The loan advances relate to £10.0 million drawn down in Q1 2015 to fund working capital requirements which was repaid in Q2 2015 and £9.0 million drawn down in Q3 2015 to fund the acquisition of Life Works (for the nine months ended September 30, 2014: £6.3 million drawn down for the acquisition of New Directions). Interest paid comprises £43.0 million (for the nine months ended September 30, 2014: £60.0 million) from the payment of high yield bond interest and fees, £1.4 million (for the nine months ended September 30, 2014: £1.4 million) interest and fees associated with the RCF and £0.5 million (for the nine months ended September 30, 2014: £0.7 million) of other bank fees.

	Year Ended December 31,
	2014	2013	2012
	(£ in millions)	(£ in millions)	(£ in millions)
Net cash flow generated from operating activities	116.2	107.8	121.7
Net cash flow generated from/(used in) investing activities	174.8	(45.5)	(71.5)
Net cash used in financing activities	(312.8)	(60.9)	(51.4)

Net (decrease)/increase in cash	(21.8)	1.4	(1.3)

Numerical figures contained in the table above have been subject to rounding adjustments. Accordingly, in certain instances, the sum of the numbers in a column may not conform exactly to the total figure given for that column.

Net cash flow generated from operating activities was relatively low in 2013 due to permanent changes in payment profiles with some commissioners in Education renegotiating their payment terms resulting in an increase in working capital. This also had an impact in Q1 2014 but to a lesser extent. In addition there was a £3.2 million quarterly advance payment of rent in Q4 2014 following the sale and leaseback of six Acute hospitals in November 2014.

In 2014, there was a net cash inflow from investing activities of £174.8 million of which £240.0 million related to proceeds from disposal of property, plant and equipment, primarily arising as a result of the sale and leaseback of six Acute hospitals in Q4 2014, and £0.2 million of interest received, offset by £18.2 million relating to acquisitions and £47.2 million of capital additions. The acquisitions outflow consisted of £6.2 million for the acquisition of the New Directions group of companies and £12.7 million for the acquisition of Castlecare, net of cash acquired of £0.7 million.

In 2014 there was a net outflow from financing activities of £312.8 million of which £257.5 million related to the early redemption of a portion of Priory’s Senior Secured Notes, £66.9 million related to interest paid and £2.0 million to finance lease obligations, offset by net draw downs on the RCF facility of £13.7 million to fund the acquisitions completed in the year.

In 2013 there was a net cash outflow from investing activities of £45.5 million of which £5.9 million related to acquisitions, £44.7 million related to capital additions, offset by £4.9 million proceeds from disposal of property, plant and equipment and £0.2 million of interest received. The acquisitions outflow consisted of £5.4 million for the acquisition of Helden Homes (net of cash acquired), and £0.5 million deferred consideration in respect of the acquisition of HQL.

In 2013 there was a net cash outflow from financing activities of £60.9 million of which £62.6 million related to interest paid and £2.0 million to finance lease obligations, £1.8 million relating to the acquisition of the non-controlling interest in Harbour Care, offset by a £5.5 million loan draw down on the RCF facility to fund the acquisition of Helden Homes.

In 2012 there was a net cash outflow from investing activities of £71.5 million of which £24.2 million related to acquisitions, £49.4 million related to capital additions, offset by £2.0 million proceeds from disposal of property, plant and equipment and £0.1 million of interest received. The acquisitions outflow consisted of £12.0 million for the acquisition of Harbour Care, £5.8 million (net of cash acquired) for the acquisition of PASS and £6.6 million (net of cash acquired) for the acquisition of HQL.

In 2012 there was a net cash outflow from financing activities of £51.4 million of which £62.1 million related to interest paid and £1.6 million to finance lease obligations, offset by a £12.0 million loan draw down on the RCF facility to fund the acquisition of Harbour Care and £0.3 million of share proceeds relating to the issue to the non-controlling interest in Harbour Care.

Capital Expenditure

	Year Ended December 31,
	2014	2013	2012
	(£ in millions)	(£ in millions)	(£ in millions)
Maintenance capital expenditure	28.7	27.5	28.4
Development capital expenditure	15.6	14.2	12.4
IT capital expenditure	2.8	3.0	3.8

	47.2	44.7	44.6
Freehold buy-backs	—	—	4.8

Capital expenditure	47.2	44.7	49.4

In 2014 maintenance capital expenditure of £28.7 million included £9.1 million for refurbishment and repositioning assets, £14.1 million for cyclical maintenance and a further £5.5 million for remedial expenditure.

Development capital expenditure in 2014 of £15.6 million primarily related to the acquisition and conversion of a number of facilities to increase capacity, primarily at Healthcare sites and in respect of children’s homes in Education and adult autism services in Adult Care, as well as significant refurbishment and improvement projects across the portfolio.

In 2014 IT capital expenditure of £2.8 million included significant investment in hardware, service user WiFi and upgrades to software.

2012 expenditure on freehold buy-backs related to the purchase of the Bannview care home freehold (£4.8 million).

As of December 31, 2014, Priory had capital expenditure commitments of approximately £4.3 million (2013: £3.0 million; 2012: £3.5 million). Future development capital expenditure is expected to be used to improve or extend Priory’s facilities where appropriate and where Priory expects to achieve high returns on capital. A substantial portion of the future capital expenditure amounts are discretionary, and Priory may adjust spending in any period according to Priory’s needs. Priory intends to finance all of its projected capital expenditure through cash flows from operations.

Contractual Obligations

The following table summarizes Priory’s material contractual obligations at December 31, 2014. Substantially all of the debt obligations in the table below will be extinguished in connection with the Acquisition.

	Less than 1 year	1-5 years	More than 5 years	Total
	(£ in millions)
Senior secured notes(1)	10.2	386.3	—	396.5
Senior unsecured notes(1)	5.8	175.0	—	180.8
Bank loans	0.2	31.3	—	31.5
Finance lease obligations(2)	1.6	1.8	—	3.4
Operating lease obligations	27.8	110.2	610.8	748.8
Contractual capital commitments	4.3	—	—	4.3

Total	49.9	704.6	610.8	1,365.3

(1)	Represents the aggregate principal amount of the senior notes and the accrued interest.
(2)	Represents the aggregate principal amount of the finance lease obligations.

In addition to the contractual obligations shown in the table above there are loan notes and associated accrued interest which have been excluded. Interest accruing on the loan notes can be settled in PIK notes, which are not due for repayment until July 2057 or March 2060 in line with the initial capital. Cash outflows are therefore not expected until maturity and hence given the length of time to maturity it is deemed reasonable to exclude from the above analysis. In addition, these obligations will be extinguished in connection with the closing of the Acquisition.

Off-Balance Sheet Arrangements

Priory leases various operating and office facilities as well as equipment under non-cancellable operating leases. A number of Older People Services, Education and Adult Care facilities have historically been leased, and in 2014 Priory entered into a sale and leaseback transaction in respect of six Acute hospitals.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income tax considerations with respect to the ownership and disposition of our common stock applicable to a Non-U.S. Holder (as defined below) that purchases such shares in this offering. This summary applies only to a Non-U.S. Holder that holds our common stock as a capital asset (i.e., generally as an investment) within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code.

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation (or entity treated as a foreign corporation for U.S. federal income tax purposes); or

•	a foreign estate or foreign trust.

This summary is based upon the provisions of the Code, the U.S. Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as of the date of this prospectus supplement. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax considerations that we describe in this prospectus supplement. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, or the IRS, with respect to statements made and the conclusions reached in the following discussion, and we cannot assure you that the IRS or a court will agree with our statements and conclusions.

This discussion does not address all aspects of U.S. federal income taxation or any aspects of alternative minimum, estate and gift, state, local, or non-U.S. taxation. In addition, this discussion does not address any aspects of the Medicare contribution tax. This discussion also does not consider any specific facts or circumstances that may apply to particular Non-U.S. Holders that may be subject to special treatment under the U.S. federal income tax laws, including, but not limited to insurance companies; tax-exempt organizations; financial institutions; tax-qualified retirement plans; brokers or dealers in securities; investors that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; controlled foreign corporations; passive foreign investment companies; expatriates and former long-term residents of the United States; and investors in pass-through entities. Such Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

If a partnership or any other entity or arrangement taxed as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner of such partnership and the activities of the partnership. Accordingly, partnerships (and entities and arrangements taxed as partnerships) that hold our common stock and owners in such partnerships (or other entities or arrangements taxed as partnerships) are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of acquiring, owning or disposing of our common stock.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF SHARES OF OUR COMMON STOCK, AS WELL AS THE U.S. FEDERAL, STATE, LOCAL, ESTATE AND GIFT TAX AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, OWNING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

Dividends

As discussed under the section entitled “Dividend Policy” above, we do not currently anticipate paying dividends. In the event that we do make a distribution of cash or property (other than certain stock distributions) with respect to our common stock (or certain redemptions that are treated as distributions with respect to common stock), any such distributions will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by you within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base maintained by you).

Dividends that are effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are generally attributable to a U.S. permanent establishment or fixed base, are not subject to the U.S. withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements including delivery of a properly executed IRS Form W-8ECI (or other applicable form) must be satisfied for effectively connected dividends to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described below under the heading “—Gain on Sale or Other Disposition of Our Common Stock.” Your adjusted tax basis is generally the purchase price of such shares, reduced by the amount of any such tax-free returns of capital.

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that act as intermediaries (including partnerships). Non-U.S. Holders should consult their own tax advisors regarding these certification requirements.

Gain on Sale or Other Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and FATCA, you generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

•

the gain is effectively connected with a trade or business you conduct in the United States, and, in cases in which certain tax treaties apply, is attributable to a U.S. permanent establishment or fixed base;

•

if you are a nonresident alien individual, you are present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition, and certain other conditions are met; or

•	we are or have been during a specified testing period a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes, and certain other conditions are met.

If you are an individual described in the first bullet point above, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. If you are a foreign corporation described in the first bullet point above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits, subject to certain adjustments, or at such lower rate as may be specified by an applicable income tax treaty.

If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence) on the net gain derived from the sale, which may be offset by certain U.S. source capital losses, if any, recognized in the taxable year of the disposition of our common stock.

With respect to the third bullet point above, generally, we will be a USRPHC if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market values of our worldwide real property interests and other assets used or held for use in a trade or business, all as determined under applicable U.S. Treasury regulations. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively held more than five percent of our common stock at any time during the shorter of (i) the five-year period preceding the disposition or (ii) your holding period for our common stock.

Information Reporting and Backup Withholding

The relevant payor must report annually to the IRS and to each Non-U.S. Holder the amount of the dividends on our common stock paid to such holder and the tax withheld, if any, with respect to such dividends. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established. Non-U.S. Holders will have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder may be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Accounts

Under provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, and related Treasury guidance, a withholding tax of 30% will be imposed in certain circumstances on payments of (a) dividends on our common stock, and (b) gross proceeds from the sale or other disposition of our common stock on or after January 1, 2019. In the case of payments made to a “foreign financial institution” as defined under FATCA (including, among other entities, an investment fund), as a beneficial owner or as an intermediary, the tax generally will be imposed, subject to certain exceptions, unless such institution (i) enters into (or is otherwise subject to) and complies with an agreement with the U.S. government, or a FATCA Agreement, or (ii) is required by and complies with applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction, or an IGA, in either case to, among other things, collect and provide to the U.S. or other relevant tax authorities certain information regarding U.S. account holders of such institution.

In the case of payments made to a foreign entity that is not a financial institution (as a beneficial owner), the tax generally will be imposed, subject to certain exceptions, unless such foreign entity provides the withholding agent with a certification that it does not have any “substantial” U.S. owners (generally, any specified U.S. person that directly or indirectly owns more than 10% of such entity) or that identifies its “substantial” U.S. owners.

If our common stock is held through a foreign financial institution that enters into (or is otherwise subject to) a FATCA Agreement, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) generally will be required, subject to certain exceptions, to withhold tax on payments of dividends and proceeds described above made to (x) a person (including an individual) that fails to comply with certain information requests or (y) a foreign financial institution that has not entered into (and is not otherwise subject to) a FATCA Agreement and is not a person required to comply with FATCA pursuant to applicable foreign law enacted in connection with an IGA.

Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our common stock, and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies LLC are acting as the underwriters. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	5,500,000
Jefferies LLC	4,500,000

Total	10,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters have an option to purchase up to 1,500,000 additional shares from us, exercisable for 30 days after the date of this prospectus supplement at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $.91 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The table below shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares from us.

	Per Share	Without Option	With Option
Public offering price	$61.00	$610,000,000	$701,500,000
Underwriting discount	$1.525	$15,250,000	$17,537,500
Proceeds, before expenses, to us	$59.475	$594,750,000	$683,962,500

The expenses of the offering, not including the underwriting discount, are estimated at $0.5 million and are payable by us. The underwriters have agreed to reimburse us for, or bear a portion of, certain expenses in connection with this offering.

No Sales of Similar Securities

We, Waud Capital Partners, Bain Capital, Advent and our executive officers and directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 60 days after the date of this prospectus supplement without first obtaining the written consent of the underwriters. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•

sell, offer to sell, contract to sell or lend, effect any short sale or establish or increase a “put equivalent position” within the meaning of Rule 16a-1(h) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or liquidate or decrease any “call equivalent position” within the meaning of Rule 16a-1(b) of the Exchange Act, pledge, hypothecate or grant any security interest in, or in any other way transfer or dispose of (i) any shares of our common stock or (ii) any options or warrants or other rights to acquire shares of our common stock or any securities exchangeable or exercisable for or convertible into shares of our common stock, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into shares of our common stock that are currently or hereafter owned either of record or beneficially;

•

enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of shares of our common stock, regardless of whether any such transaction is to be settled in securities, in cash or otherwise;

•

make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any shares of our common stock, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect any such registration; or

•	publicly announce an intention to do any of the foregoing.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. Notwithstanding the foregoing, we may issue shares or options to purchase shares, or issue shares upon exercise of options or warrants, pursuant to any stock option, stock bonus or other stock plan, arrangement or agreement described in this prospectus.

With respect to Waud Capital Partners, Bain Capital, Advent and our executive officers and directors (each a “locked up person”), the foregoing restrictions will not apply to (i) the transfer of common stock to such locked up person’s affiliates or direct or indirect stockholders, members and partners and its direct and indirect subsidiaries, or to any investment fund or other entity controlled or managed by, or under the common control or management with, the locked up person, provided that such affiliate, partner, former partner, member, former member, investment fund or other entity controlled or managed by, or under the common control or management with, the locked up person agrees to be bound in writing by the restrictions set forth in the lock-up and provided, further, that no filing under Section 16 of the Exchange Act is required or voluntarily made in connection with any such transfer, (ii) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares, provided that such plan does not provide for the transfer of shares during the lock-up period and no public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the undersigned or us regarding the establishment of such plan, or (iii) the establishment of a tax planning agreement for the transfer of shares, provided that such agreement does not provide for the transfer of shares during the lock-up period and no public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the undersigned or us regarding the establishment of such agreement. In addition, the foregoing restrictions shall not apply to the transfer of common stock or related securities by gift, or by will or intestate succession to a family member or to a trust whose beneficiaries consist exclusively of one or more of the locked up person and/or a family member; provided, however, that in any such case, it shall be a condition to such transfer that (a) each transferee executes and delivers to the underwriters an agreement in form and substance satisfactory to the underwriters stating that such transferee is receiving and holding such shares and/or related securities subject to the provisions of the lock-up and agrees not to sell or offer to sell such shares and/or related securities, engage in any swap or engage in any other activities restricted under the lock-up except in accordance with the lock-up (as if such transferee had been an original signatory to the lock-up), and (b) prior to the expiration of the lock-up period, no public disclosure or filing under the Exchange Act by any party to the transfer (donor, donee, transferor or transferee) shall be required, or made voluntarily, reporting a reduction in beneficial ownership of shares in connection with such transfer.

NASDAQ Global Select Market Listing

The shares are listed on The NASDAQ Global Select Market under the symbol “ACHC.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on The NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on The NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, certain of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. Each such underwriter may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus supplement and the accompanying prospectus is available on the Internet web site maintained by each such underwriter. Other than this prospectus supplement and the accompanying prospectus in electronic format, the information on each underwriter’s web site is not part of this prospectus supplement or the accompanying prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Affiliates of certain of the underwriters are lenders under the Amended and Restated Senior Credit Facility. Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, is the administrative agent, swing line lender and letter of credit issuer under the Amended and Restated Senior Credit Facility. In addition, affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies LLC also act as lenders under our Amended and Restated Senior Credit Facility. Finally, affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies LLC will act as joint lead arrangers and joint bookrunners under our new $955.0 million incremental term loan facility.

The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriters has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus supplement has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer.

Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Relevant Member State.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Hong Kong

This prospectus supplement has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. The securities will not be offered or sold in Hong Kong other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act (Chapter 289) (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the securities are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, then securities, debentures and units of securities and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the securities under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Australia

No prospectus, disclosure document, offering material or advertisement in relation to the common shares has been lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange Limited. Accordingly, a person may not (a) make, offer or invite applications for the issue, sale or purchase of common shares within, to or from Australia (including an offer or invitation which is received by a person in Australia) or (b) distribute or publish this prospectus supplement or any other prospectus, disclosure document, offering material or advertisement relating to the common shares in Australia, unless (i) the minimum aggregate consideration payable by each offeree is the U.S. dollar equivalent of at least A$500,000 (disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 (CWLTH) of Australia; and (ii) such action complies with all applicable laws and regulations.

Notice to Prospective Investors in Korea

This prospectus supplement should not be construed in any way as our (or any of our affiliates or agents) soliciting investment or offering to sell our securities in the Republic of Korea (“Korea”). We are not making any representation with respect to the eligibility of any recipients of this prospectus supplement to acquire the securities under the laws of Korea, including, without limitation, the Financial Investment Services and Capital Markets Act (the “FSCMA”), the Foreign Exchange Transaction Act (the “FETA”), and any regulations thereunder. The securities have not been registered with the Financial Services Commission of Korea in any way pursuant to the FSCMA, and the securities may not be offered, sold or delivered, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to applicable laws and regulations of Korea. Furthermore, the securities may not be resold to any Korean resident unless such Korean resident as the purchaser of the resold securities complies with all applicable regulatory requirements (including, without limitation, reporting or approval requirements under the FETA and regulations thereunder) relating to the purchase of the resold securities.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth in this prospectus supplement and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the common stock we are offering by this prospectus supplement will be passed upon for us by Waller Lansden Dortch & Davis, LLP, Nashville, Tennessee. Davis Polk & Wardwell LLP, New York, New York is counsel to the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Acadia Healthcare Company, Inc., included in Acadia Healthcare Company Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2014, and the effectiveness of Acadia Healthcare Company, Inc.’s internal control over financial reporting as of December 31, 2014 (excluding the internal control over financial reporting of Partnerships in Care, McCallum Place, Croxton Warwick Lodge, and Skyway House), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, which as to the report on the effectiveness of Acadia Healthcare Company, Inc.’s internal control over financial reporting contains an explanatory paragraph describing the above referenced exclusion of Partnerships in Care, McCallum Place, Croxton Warwick Lodge, and Skyway House from the scope of such firm’s audit of internal control over financial reporting, included therein, and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of CRC Health Group, Inc. and subsidiaries as of and for the year ended December 31, 2014, incorporated in this prospectus supplement by reference from the Current Report on Form 8-K of Acadia Healthcare Company, Inc., have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph relating to the February 11, 2015 acquisition of CRC Health Group, Inc. by Acadia Healthcare Company, Inc.). Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of CRC Health Group, Inc. and subsidiaries as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014, incorporated in this prospectus supplement by reference from the Current Report on Form 8-K of Acadia Healthcare Company, Inc., have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated by reference herein. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The audited historical financial statements of Partnerships in Care Limited 1 as of December 31, 2013, December 31, 2012 and December 31, 2011 and for each of the three years in the period ended December 31, 2013, incorporated by reference in this prospectus supplement, have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report incorporated by reference herein.

The audited historical financial statements of Priory Group No. 1 Limited as of December 31, 2014, December 31, 2013 and December 31, 2012 and for each of the three years in the period ended December 31, 2014, incorporated by reference in this prospectus supplement, have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report incorporated by reference herein.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus supplement constitutes a part of a registration statement on Form S-3 we filed with the SEC under the Securities Act. This prospectus supplement does not contain all the information set forth in the registration statement and exhibits thereto, and statements included in this prospectus supplement as to the content of any contract or other document referred to are not necessarily complete. For further information, please review the registration statement and the exhibits filed with the registration statement, and the documents that we reference under the caption “Incorporation of Certain Documents by Reference.”

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any reports, statements or other information that we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information concerning the operation of the Public Reference Room. Our SEC filings, including the complete registration statement of which this prospectus supplement is a part, are also available to the public at the SEC’s website at www.sec.gov.

We make available free of charge through our website, which you can find at www.acadiahealthcare.com, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practical after we electronically file such material with, or furnish it to, the SEC. The information on our website is not incorporated into or part of this prospectus supplement or the accompanying prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference into this prospectus supplement is deemed to be part of this prospectus supplement, except for any information superseded by information contained directly in this prospectus supplement or contained in another document filed with the SEC in the future which itself is incorporated into this prospectus supplement.

We are incorporating by reference the following documents, which we have previously filed with the SEC:

(1)	our Annual Report on Form 10-K for the fiscal year ended December 31, 2014;

(2)	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015;

(3)	our Current Reports on Form 8-K filed with the SEC on June 9, 2014, January 28, 2015, February 4, 2015, February 6, 2015, February 12, 2015, February 24, 2015, May 4, 2015, May 6, 2015, May 11, 2015, May 22, 2015, July 2, 2015, August 13, 2015, September 14, 2015, September 15, 2015, September 21, 2015, January 4, 2016 and January 5, 2016 (other than, in each case, information therein deemed furnished and not filed);

(4)	the information specifically incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 from our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 10, 2015; and

(5)	a description of our capital stock as set forth in our Registration Statement on Form 8-A, filed on October 31, 2011.

We incorporate by reference any documents filed by us in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to termination of the offering made by this prospectus supplement (other than, in each case, information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein).

Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We will provide without charge to each person to whom this prospectus supplement is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference into this prospectus supplement. Requests for documents should be submitted in writing to Acadia Healthcare Company, Inc., 6100 Tower Circle, Suite 1000, Franklin, Tennessee 37067, Attention: Chief Financial Officer. Our telephone number at that address is (615) 861-6000. Our website is at www.acadiahealthcare.com. Information available on our website does not constitute part of this prospectus supplement or the accompanying prospectus.

PROSPECTUS

Acadia Healthcare Company, Inc.

Common Stock

We may from time to time offer shares of our common stock covered by this prospectus. We may offer our common stock in amounts, at prices and on terms set forth in an applicable prospectus supplement to this prospectus at the time of offering. In addition, selling stockholders to be named in a prospectus supplement may offer and sell from time to time shares of our common stock in such amounts and on such terms as set forth in a prospectus supplement.

We and/or any selling stockholders may offer and sell shares of our common stock to or through one or more agents, dealers or underwriters, directly to purchasers, or through a combination of these methods on a continuous or delayed basis. We and/or any selling stockholders reserve the right to accept, and together with our agents, dealers and underwriters reserve the right to reject, in whole or in part, any proposed purchase of our common stock to be made directly or through agents, dealers or underwriters. If any agents, dealers or underwriters are involved in the sale of our common stock, their names, and any applicable purchase price, fee, commission or discount arrangement with, between or among them will be set forth, or will be calculable from the information set forth, in an applicable prospectus supplement. See “Plan of Distribution.”

Our net proceeds from the sale by us of our common stock also will be set forth in the relevant prospectus supplement. We will not receive any of the proceeds from the sale of our common stock by selling stockholders.

No common stock offered by this prospectus may be sold without delivery of an applicable prospectus supplement describing the method and specific terms of the offering. Any applicable prospectus supplement may also add, update or change information contained in this prospectus.

You should read this prospectus and any applicable prospectus supplement carefully before you invest in our common stock.

Our shares trade on The NASDAQ Global Market under the symbol “ACHC.” On June 6, 2014, the last reported sale price of our common stock on The NASDAQ Global Market was $46.29 per share.

Investing in shares of our common stock involves substantial risks. See “Risk Factors” beginning on page 3 of this prospectus, as well as the “Risk Factors” incorporated by reference herein from our most recent Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and other reports and information that we file with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 9, 2014.

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we filed with the Securities and Exchange Commission, or SEC, as a “well-known seasoned issuer” as such term is defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act. Under the automatic shelf registration process, our common stock described in this prospectus may be sold, over time and at any time, in one or more offerings. This prospectus provides a general description of our common stock that we or selling stockholders may offer. As allowed by SEC rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. Each time our common stock is sold under this prospectus, we will provide an applicable prospectus supplement that will contain information about the method and specific terms of that offering. Any applicable prospectus supplement and/or any applicable free writing prospectus may add, change or update information contained in this prospectus, and any statement that we make in this prospectus that is inconsistent with a statement made in any applicable prospectus supplement or applicable free writing prospectus will be deemed to be modified or superseded by such prospectus supplement or free writing prospectus. Before purchasing any shares of our common stock, you should read this prospectus, any applicable prospectus supplement and any applicable free writing prospectus together with the additional information described under the heading “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

Neither we nor the selling stockholders have authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus, any applicable prospectus supplement or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the selling stockholders take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus, any applicable prospectus supplement and any applicable free writing prospectus do not constitute an offer to sell, or a solicitation of an offer to purchase, the common stock offered by this prospectus in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus, any applicable prospectus supplement, any applicable free writing prospectus or any documents incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document. Our business, cash flows, condition (financial or otherwise), liquidity, prospects and/or results of operations may have changed since those dates.

In this prospectus, unless the context requires otherwise, (i) references to “Acadia,” the “Company,” “we,” “us” and “our” refer to Acadia Healthcare Company, Inc., together with its consolidated subsidiaries and

(ii) references to “selling stockholder” or “selling stockholders” include donees, pledgees, transferees or other successors-in-interest selling shares of common stock received from the selling stockholders as a gift, pledge, partnership distribution or other transfer after the date of this prospectus.

CAUTIONARY NOTE REGARDING FINANCIAL INFORMATION

The audited combined financial statements as of and for the financial years ended December 31, 2013, 2012 and 2011 relating to Partnerships in Care and its consolidated subsidiaries that are incorporated by reference into this prospectus have been prepared in accordance with United Kingdom Accounting Standards, or UK GAAP. UK GAAP differs in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP. Partnerships in Care has not prepared and does not currently intend to prepare its financial statements in U.S. GAAP. A reconciliation to U.S. GAAP is included in the Partnerships in Care financial statements.

This prospectus contains, or incorporates by reference, certain unaudited information, including revenue and operating statistics based on revenue, that is presented on a pro forma basis assuming that the Partnerships in Care acquisition occurred as of January 1, 2013. Management believes that the pro forma financial information is helpful given the rapid growth of Acadia through acquisitions. The unaudited pro forma financial information has been prepared using the acquisition method of accounting for business combinations under GAAP. The unaudited pro forma financial information is for illustrative purposes only and does not purport to represent what our financial condition or results of operations actually would have been had the events in fact occurred on the assumed date or to project our financial condition or results of operations for any future date or future period. The unaudited pro forma financial information should be read in conjunction with the consolidated financial statements and notes thereto elsewhere in this prospectus supplement and the financial statements of Acadia in other reports that we have filed with the SEC.

CURRENCY EXCHANGE RATE

This prospectus contains translations amounts denominated in British Pounds Sterling into U.S. dollars at specific rates solely for the convenience of the potential investor. Unless otherwise noted, all translations from British pounds to U.S. dollars and from U.S. dollars to British pounds in this prospectus supplement were made at a rate of (£0.5972) British Pound Sterling for one ($1.00) U.S. Dollar or U.S. $1.6744 for one (£1) British Pound Sterling, the exchange rate set forth in the Federal Reserve Statistical Release, Foreign Exchange Rates on June 3, 2014. We make no representation that any amounts denominated in either British Pounds Sterling or U.S. dollars could have been, or could be, converted into either British Pounds Sterling or U.S. dollars, as applicable, at any particular rate, at the rates stated above, or at all.

THE COMPANY

Overview

We are the leading publicly-traded pure-play provider of inpatient behavioral health care services in the United States based upon number of licensed beds. As of March 31, 2014, we operated 52 behavioral healthcare facilities with over 4,300 licensed beds in 24 states and Puerto Rico.

Our inpatient facilities offer a wide range of inpatient behavioral healthcare services for children, adolescents and adults. We offer these services through a combination of acute inpatient psychiatric and specialty facilities and residential treatment centers, or RTCs. Our acute inpatient psychiatric and specialty facilities provide the most intensive level of care, including 24-hour skilled nursing observation and care, daily interventions and oversight by a psychiatrist and intensive, highly-coordinated treatment by a physician-led team of mental health professionals. Our RTCs offer longer-term treatment programs primarily for children and adolescents with long-standing chronic behavioral health problems. Our RTCs provide physician-led, multi-disciplinary treatments that address the overall medical, psychiatric, social and academic needs of the patient.

Our outpatient community-based services provide therapeutic treatment to children and adolescents who have a clinically defined emotional, psychiatric or chemical dependency disorder while enabling patients to remain at home and within their community. Many patients who participate in community-based programs have transitioned out of a residential facility or have a disorder that does not require placement in a facility that provides 24-hour care.

Acadia Healthcare Company, Inc. is a Delaware corporation. On May 13, 2011, we converted from a Delaware limited liability company (Acadia Healthcare Company, LLC) to a Delaware corporation (Acadia Healthcare Company, Inc.) in accordance with Delaware law. Our principal executive offices are located at 830 Crescent Centre Drive, Suite 610, Franklin, Tennessee 37067, and our telephone number is (615) 861-6000. Our website is http://www.acadiahealthcare.com. The information contained on our website is not part of this prospectus, any applicable prospectus supplement or any applicable free writing prospectus and is not incorporated by reference into this prospectus, any applicable prospectus supplement, any applicable free writing prospectus or any other document that we file with the SEC.

Partnerships in Care Acquisition

On June 3, 2014, a subsidiary of Acadia agreed to acquire the entire issued share capital of Partnerships in Care Investments 1 Limited, a company incorporated in England and Wales, and the issued and outstanding A ordinary shares in the capital of Partnerships in Care Property 1 Limited, a company incorporated in England and Wales, pursuant to a share purchase agreement by and among Acadia, Piper Holdco 2, Ltd., a subsidiary of Acadia, Partnerships in Care Holdings Limited and The Royal Bank of Scotland plc. The entities to be acquired by Acadia operate 23 inpatient behavioral healthcare facilities with over 1,200 beds. The facilities are located in England, Wales and Scotland. For the year ended December 31, 2013, Partnerships in Care generated revenue of $267.0 million.

Under the terms of the share purchase agreement, Acadia will pay an amount to discharge the outstanding debt facilities of the target companies, and cash consideration for the equity to be acquired, which in the aggregate shall be equal to £395,000,000 (approximately $660,000,000), subject to adjustment in relation to cash, debt and working capital balances of the Partnerships in Care target companies. The share purchase agreement provides that the acquisition will close on July  1, 2014.

RISK FACTORS

Investing in shares of our common stock involves substantial risks. Before purchasing any shares of our common stock, you should carefully consider the risk factors incorporated by reference into this prospectus from our most recent Annual Report on Form 10-K, our subsequent Quarterly Reports on Form 10-Q and the other reports and information that we file with the SEC, including any risk factors and other information contained in any applicable prospectus supplement and/or applicable free writing prospectus. In particular, please see the risk factors described in our Current Report on Form 8-K filed on June 9, 2014, which update the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2013, both of which are incorporated by reference into this prospectus. The risks and uncertainties that we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect us. The occurrence of any of these risks could materially and adversely impact our business, cash flows, condition (financial or otherwise), liquidity, prospects and/or results of operations. Please also refer to the section below entitled “Special Note Regarding Forward-Looking Statements.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains and incorporates by reference “forward-looking statements.” Forward-looking statements include any statements that address future results or occurrences. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “will,” “would,” “should,” “could” or the negative thereof. Generally, the words “anticipate,” “believe,” “continue,” “expect,” “intend,” “estimate,” “project,” “plan” and similar expressions identify forward-looking statements. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contain forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, which could cause our actual results, performance or achievements to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to:

•	our ability to close our planned acquisition of Partnerships in Care in a timely manner or at all;

•	our ability to obtain the necessary financing for the Partnerships in Care acquisition on anticipated terms or at all;

•	our ability to amend our existing senior secured credit facility on time, on currently anticipated terms, or at all;

•	our significant indebtedness, our ability to meet our debt obligations, and our ability to incur substantially more debt;

•	difficulties in successfully integrating the operations of acquired facilities, including those acquired in the Partnerships in Care acquisition, or realizing the potential benefits and synergies of these acquisitions;

•	our ability to implement our business strategies in the United Kingdom and adapt to the regulatory and business environment in the United Kingdom;

•	the impact of payments received from the government and third-party payors on our revenues and results of operations, including the significant dependence of the Partnerships in Care facilities on payments received from the National Health Service in the United Kingdom, or NHS;

•	negative media coverage relating to patient incidents, which could adversely affect the price of our securities and result in incremental regulatory burdens and governmental investigations;

•	our future cash flow and earnings;

•	our restrictive covenants, which may restrict our business and financing activities;

•	our ability to make payments on our financing arrangements;

•	the impact of the economic and employment conditions in the United States and the United Kingdom on our business and future results of operations;

•	compliance with laws and government regulations;

•	the impact of claims brought against our facilities;

•	the impact of governmental investigations, regulatory actions and whistleblower lawsuits;

•	the impact of healthcare reform in the United States and abroad;

•	the impact of our highly competitive industry on patient volumes;

•	our ability to recruit and retain quality psychiatrists and other physicians;

•	the impact of competition for staffing on our labor costs and profitability;

•	our dependence on key management personnel, key executives and local facility management personnel;

•	our acquisition strategy, which exposes us to a variety of operational and financial risks, as well as legal and regulatory risks (e.g., exposure to the new regulatory regimes such as the United Kingdom for Partnerships in Care);

•	the impact of state efforts to regulate the construction or expansion of healthcare facilities (including those from Partnerships in Care) on our ability to operate and expand our operations;

•	our potential inability to extend leases at expiration;

•	the impact of controls designed to reduce inpatient services on our revenues;

•	the impact of different interpretations of accounting principles on our results of operations or financial condition;

•	the impact of environmental, health and safety laws and regulations, especially in states where we have concentrated operations;

•	the impact of an increase in uninsured and underinsured patients or the deterioration in the collectability of the accounts of such patients on our results of operations;

•	the risk of a cyber-security incident and any resulting violation of laws and regulations regarding information privacy or other negative impact;

•	the impact of laws and regulations relating to privacy and security of patient health information and standards for electronic transactions;

•	failure to maintain effective internal control over financial reporting;

•	the impact of fluctuations in our operating results, quarter to quarter earnings and other factors on the price of our securities;

•	the impact of our sponsor’s rights over certain company matters;

•	the impact of the trend for insurance companies and managed care organizations to enter into sole source contracts on our ability to obtain patients; and

•	those risks and uncertainties described from time to time in our filings with the SEC.

This list of risks and uncertainties, however, is only a summary of some of the most important factors and is not intended to be exhaustive. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. These risks and uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. These forward-looking statements are made only as of the date of this prospectus. Except as may otherwise be required by applicable law, we do not undertake and expressly disclaim any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments. All subsequent written and oral forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements.

USE OF PROCEEDS

Unless we indicate otherwise in an applicable prospectus supplement, we intend to use the net proceeds from our sale of common stock offered by this prospectus for general corporate purposes, which may include, but not be limited to, working capital, capital expenditures, acquisitions, refinancing of indebtedness and repurchases or redemptions of securities. Any allocation of the net proceeds of an offering of our shares of common stock to a specific purpose will be determined at the time of such offering and will be described in an applicable prospectus supplement to this prospectus.

We will not receive any proceeds from sales of common stock by the selling stockholders.

DESCRIPTION OF COMMON STOCK

Our amended and restated certificate of incorporation provides that our authorized capital stock consists of 90,000,000 shares of common stock, $0.01 par value, and 10,000,000 shares of preferred stock, $0.01 par value. As of May 31, 2014, there were 50,833,152 shares of our common stock and no shares of our preferred stock issued and outstanding.

This section summarizes the general terms of our common stock. The summaries in this section do not describe every aspect of our common stock. When evaluating our common stock, you should also refer to all of the provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and the Delaware General Corporation Law, as amended, or DGCL. Our amended and restated certificate of incorporation and our amended and restated bylaws are incorporated by reference in the registration statement of which this prospectus forms a part.

Terms of Common Stock

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Holders of our common stock do not have cumulative voting rights. Except in respect of matters relating to the election of directors, or as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting at which a quorum is present and entitled to vote on the subject matter. The holders of a majority of the outstanding voting power of all shares of capital stock entitled to vote, present in person or represented by proxy, constitutes a quorum at all meetings of our stockholders. In the case of the election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors.

Dividend Rights

The holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. Our ability to pay dividends on our common stock will be limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock are entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of its preferred stock, if any, before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares, including all shares offered by this prospectus, are validly issued fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that our board of directors may designate and issue in the future.

Listing

Our common stock is listed on The NASDAQ Global Select Market under the symbol “ACHC”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc.

Registration Rights

Effective April 1, 2011, Acadia Healthcare Holdings, LLC, or Acadia Holdings, entered into an amended and restated registration rights agreement with the holders of substantially all of its equity securities at the time pursuant to which such holders have the right to demand the registration of all or a portion of their securities and have certain “piggyback” registration rights, subject to certain limitations. In connection with the consummation of our acquisition of PHC, Inc. on November 1, 2011, Waud Capital Partners and the other members of Acadia Holdings caused the dissolution of Acadia Holdings and the distribution of the common stock held by Acadia Holdings to its members. In connection with such dissolution and distribution, we assumed Acadia Holdings’ rights and obligations under the amended and restated registration rights agreement.

Stockholders Agreement

We are party to a stockholders agreement with Waud Capital Partners which provides it with certain rights over Company matters. In accordance with the terms of the stockholders agreement among Waud Capital Partners, Acadia and certain current and former members of our management, for so long as Waud Capital Partners owns at least 17.5% of our outstanding common stock, Waud Capital Partners is entitled to designate the pro rata number of our directors that is proportional (but rounded up to the nearest whole number) to its percentage ownership of our outstanding common stock, subject to the NASDAQ rules regarding director independence, and has consent rights to many corporate actions, such as issuing equity or debt securities, paying dividends, acquiring any interest in another company and materially changing our business activities. As of May 31, 2014, Waud Capital Partners owned approximately 23% of our outstanding common stock.

Antitakeover Effects of Delaware Law and Acadia’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in our control or our management.

Classified Board of Directors

In accordance with our amended and restated certificate of incorporation our board of directors is divided into three classes, with each class serving three-year staggered terms. In addition, under the DGCL, directors serving on a classified board of directors may only be removed from the board of directors with cause and by an affirmative vote of the majority of our common stock. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in our control or our management.

Requirements for Advance Notification of Stockholder Meetings

In accordance with our amended and restated certificate of incorporation, special meetings of the stockholders may be called only upon a resolution approved by a majority of our board of directors then in office.

Requirements for Nominations and Proposals at Stockholder Meetings

Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as brought by or at the direction of our board of directors. In accordance with our amended and restated bylaws, nominations of persons for election to our board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the notice of meeting (1) by or at the direction of our board of directors or (2) provided that our board of directors has determined that directors will be elected at such special meeting, by any holder of our stock who (i) is a stockholder of record both at the time the notice is delivered and on the record date for the determination of stockholders entitled to vote at such meeting, (ii) is entitled to vote at the meeting and upon such election, and (iii) complies with the notice procedures set forth in our amended and restated bylaws. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in our control or our management.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of our stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the related certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides that any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of our stockholders and may not be effected by consent in writing by such stockholders.

Business Combinations with Interested Stockholders

In accordance with our amended and restated certificate of incorporation we are not subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203 of the DGCL. However, our amended and restated certificate of incorporation contains provisions that have the same effect as Section 203, except that they provide that both Waud Capital Partners, any investment fund managed by Waud Capital Partners and any of their respective Affiliates and Associates (each as defined in our amended and restated certificate of incorporation) with whom any of the foregoing are acting as a group or in concert for the purpose of acquiring, holding, voting or disposing shares of our stock and any persons to whom Waud Capital Partners sells at least five percent (5%) of our outstanding voting stock will be deemed to have been approved by our board of directors, and thereby not subject to the restrictions set forth in our amended and restated certificate of incorporation that have the same effect as Section 203 of the DGCL.

Requirements for Amendments to Acadia’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

The DGCL provides that in order to amend the certificate of incorporation, the board of directors must adopt a resolution that then must be approved by the affirmative vote of a majority of the voting power of the outstanding stock entitled to vote thereon, unless a greater vote is specified in the certificate of incorporation, and subject to any additional vote required by any series of preferred stock. In accordance with our amended and restated certificate of incorporation, the articles relating to the following topics may only be amended, altered, changed or repealed by the affirmative vote of the holders of at least a majority of the voting power of all of our outstanding shares of capital stock entitled to vote generally in the election of directors, other than shares of any “Interested Stockholder” (as defined in our amended and restated certificate of incorporation): Board of Directors (Article Six); Limitation of Director Liability (Article Seven); Limitations on Written Consent/Special Meetings (Article Eight); Business Combinations (Article Ten); Poison Pill (Article Eleven); Amendments (Article Twelve); Forum Selection (Article Thirteen); and Severability (Article Fourteen). Our amended and restated certificate of incorporation also provides that Article Nine, which deals with corporate opportunity, may only be amended, altered or repealed by a vote of 80% of the voting power of all of our shares of common stock then outstanding, voting together as a single class. See “—Corporate Opportunity.”

Our amended and restated certificate of incorporation provides that our amended and restated bylaws may be adopted, amended, altered or repealed by the affirmative vote of a majority of our board of directors. In addition, our bylaws may be adopted, amended, altered or repealed by the affirmative vote of the stockholders having at least a majority of the voting power of all of the then outstanding shares of our capital stock, voting together as a single class.

Corporate Opportunity

Our amended and restated certificate of incorporation provides that the doctrine of “corporate opportunity” does not apply against Waud Capital Partners, its affiliates, any investment fund managed by Waud Capital Partners or any of their respective portfolio companies or their respective partners, members, directors, employees, stockholders, agents or successors, in a manner that would prohibit them from investing in competing businesses or doing business with Acadia’s clients or customers. If the ownership of our common stock continues to be highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause our stock price to decline.

Limitation on Liability and Indemnification of Officers and Directors

In accordance with our amended and restated bylaws, we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified.

We entered into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

SELLING STOCKHOLDERS

We may register shares of common stock covered by this prospectus for re-offers and re-sales by any selling stockholders named in an applicable prospectus supplement. Because we are a “well-known seasoned issuer,” as defined in Rule 405 of the Securities Act, we may add secondary sales of shares of our common stock by any selling stockholders by filing an applicable prospectus supplement with the SEC. We may register these shares to permit selling stockholders to resell their shares when they deem appropriate. Selling stockholders may resell all, a portion or none of their shares at any time and from time to time. Selling stockholders may also sell, transfer or otherwise dispose of some or all of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act. We do not know when or in what amounts the selling stockholders may offer shares for sale under this prospectus and any applicable prospectus supplement. We may pay all expenses incurred with respect to the registration of the shares of common stock owned by the selling stockholders, other than underwriting fees, discounts or commissions, which will be borne by the selling stockholders. We will provide you with an applicable prospectus supplement naming the selling stockholder(s), the amount of shares to be registered and sold and any other terms of the shares of common stock being sold by the selling stockholder(s). The applicable prospectus supplement will also disclose whether any of the selling stockholders has held any position or office with, has been employed by or otherwise has had a material relationship with us during the three years prior to the date of the prospectus supplement.

PLAN OF DISTRIBUTION

We may sell our common stock, and certain selling stockholders may sell common stock, in one or more of the following ways from time to time:

•	to or through agents, dealers or underwriters;

•	directly to one or more purchasers;

•	through a combination of any of these methods of sale; or

•	through any other methods described in a prospectus supplement.

Any prospectus supplement related to an offering of common stock will set forth the specific terms of such offering, including:

•	the name or names of any underwriters, dealers or agents, if any;

•	the purchase price of the common stock and the proceeds to Acadia and any selling stockholders from the sale; and

•	any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation.

In addition, upon being notified by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, we will, to the extent required, promptly file a supplement to this prospectus to name specifically such person as a selling stockholder.

If a dealer is used in the sale of common stock, we or the selling stockholders, if any, may sell the common stock to the dealer, as principal. The dealer may then resell the common stock to the public at varying prices to be determined by the dealer at the time of resale. The names of the dealers and the terms of the transaction will be set forth in a prospectus supplement relating to that transaction.

The underwriters, dealers and agents participating in any distribution of the common stock may be deemed to be underwriters under the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the common stock may be deemed to be underwriting discounts and commissions under the Securities Act. Additionally, because selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, selling stockholders may be subject to the prospectus delivery requirements of the Securities Act. Underwriters, dealers and agents may be entitled under agreements with us and selling stockholders to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by us and the selling stockholders for certain expenses.

If so indicated in an applicable prospectus supplement, we and certain selling stockholders may authorize dealers acting as an agent to solicit offers by institutions to purchase our common stock from us or the selling stockholders at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the prospectus supplement. Each delayed delivery contract will be for an amount not less than, and the aggregate principal amount or offering price of our common stock sold pursuant to delayed delivery contracts will not be less nor more than, the respective amounts stated in the prospectus supplement. Institutions with whom delayed delivery contracts, when authorized, may be entered into include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to approval by us and the selling stockholders.

Our common stock also may be offered and sold, if so indicated in the prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms, or remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreement, if any, with us or the selling stockholders will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters in connection with the securities remarketed thereby. Remarketing firms may be entitled under agreements which may be entered into with us and the selling stockholders to indemnification by us against certain liabilities, including liabilities under the Securities Act.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell our common stock covered by this prospectus and any applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

Any selling stockholders may also resell all or a portion of his, her or its shares of our common stock in transactions exempt from the registration requirements of the Securities Act in reliance upon Rule 144 under the Securities Act provided he, she or it meets the criteria and conforms to the requirements of that rule, Section 4(a)(1) of the Securities Act or other applicable exemptions, regardless of whether the common stock is covered by the registration statement of which this prospectus forms a part. Additionally, any selling stockholders may engage in hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In those transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with such selling stockholders. Any selling stockholders also may sell shares short and redeliver shares to close out such short positions. Any selling stockholders may also enter into option or other transactions with broker-dealers which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. Any selling stockholders also may loan or pledge shares, and the borrower or pledgee may sell or otherwise transfer the shares so loaned or pledged pursuant to this prospectus. Such borrower or pledgee also may transfer those shares to investors in our common stock or the selling stockholders’ common stock or in connection with the offering of other securities not covered by this prospectus.

To facilitate the offering of common stock, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the common stock. These may include over-allotment, stabilization, syndicate short covering transactions and penalty bids. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the common stock originally sold by the dealers are purchased in covering transactions to cover syndicate short positions. These transactions, if commenced, may be discontinued by the underwriters at any time.

One or more of the underwriters, dealers or agents, and/or one or more of their respective affiliates, may be a lender under our amended and restated credit agreement, as amended, and may provide other commercial banking, investment banking and financial advisory services to us and/or our subsidiaries and affiliates from time to time in the ordinary course of business for which they have received customary fees and expenses.

During such time as we may be engaged in a distribution of the common stock covered by this prospectus we are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes us, any affiliated purchasers, and any broker-dealer or other person who participates in such distributing from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. Regulation M also restricts bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security.

LEGAL MATTERS

Certain legal matters with respect to the validity of the common stock being offered by this prospectus will be passed upon for us by Waller Lansden Dortch & Davis, LLP. Any underwriters, dealers or agents will be advised about other issues relating to any transaction by their own legal counsel.

EXPERTS

The consolidated financial statements of Acadia Healthcare Company, Inc., included in Acadia Healthcare Company Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2013, and the effectiveness of Acadia Healthcare Company, Inc.’s internal control over financial reporting as of December 31, 2013 (excluding the internal control over financial reporting of DMC-Memphis, Inc. d/b/a Delta Medical Center, two facilities acquired from United Medical Corporation, The Refuge, a Healing Place, LLC, Longleaf Hospital, and Cascade Behavioral Hospital), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, which as to the report on the effectiveness of Acadia Healthcare Company, Inc.’s internal control over financial reporting contains an explanatory paragraph describing the above referenced exclusion of DMC-Memphis, Inc. d/b/a Delta Medical Center, two facilities acquired from United Medical Corporation, The Refuge, a Healing Place, LLC, Longleaf Hospital, and Cascade Behavioral Hospital from the scope of such firm’s audit of internal control over financial reporting, included therein, and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The audited historical financial statements of Partnerships in Care Limited 1 included in Exhibit 99.3 of Acadia Healthcare Company Inc. Current Report on Form 8-K dated June 9, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus constitutes a part of a registration statement on Form S-3 we filed with the SEC under the Securities Act. This prospectus does not contain all the information set forth in the registration statement and exhibits thereto, and statements included in this prospectus as to the content of any contract or other document referred to are not necessarily complete. For further information, please review the registration statement and the exhibits filed with the registration statement, and the documents that we reference under the caption “Incorporation of Certain Documents by Reference.”

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any reports, statements or other information that we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information concerning the operation of the Public Reference Room. Our SEC filings, including the complete registration statement of which this prospectus is a part, are also available to the public at the SEC’s website at www.sec.gov.

We make available free of charge through our website, which you can find at www.acadiahealthcare.com, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practical after we electronically file such material with, or furnish it to, the SEC. The information contained on our website is not part of this prospectus, any applicable prospectus supplement or any applicable free writing prospectus and is not incorporated by reference into this prospectus, any applicable prospectus supplement, any applicable free writing prospectus or any other document that we file with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference into this prospectus is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus or contained in another document filed with the SEC in the future which itself is incorporated into this prospectus.

We are incorporating by reference the following documents, which we have previously filed with the SEC:

(1) our Annual Report on Form 10-K for the fiscal year ended December 31, 2013;

(2) our Quarterly Report on Form 10-Q for the three months ended March 31, 2014;

(3) our Current Reports on Form 8-K filed with the SEC on February 19, 2014, April 11, 2014, April 23, 2014, May 23, 2014, June 6, 2014 and June 9, 2014 (other than, in each case, information therein deemed furnished and not filed);

(4) the information specifically incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 from our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 11, 2014; and

(5) a description of our capital stock as set forth in our Registration Statement on Form 8-A, filed on October 31, 2011.

We incorporate by reference any documents filed by us in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to termination of the offering made by this prospectus (other than, in each case, information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein).

Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference into this prospectus. Requests for documents should be submitted in writing to Acadia Healthcare Company, Inc., 830 Crescent Centre Drive, Suite 610, Franklin, Tennessee 37067, Attention: Chief Financial Officer. Our telephone number at that address is (615) 861-6000. Our website is at www.acadiahealthcare.com. The information contained on our website is not part of this prospectus, any applicable prospectus supplement or any applicable free writing prospectus and is not incorporated by reference into this prospectus, any applicable prospectus supplement, any applicable free writing prospectus or any other document that we file with the SEC.

10,000,000 Shares

Acadia Healthcare Company, Inc.

Common Stock

PROSPECTUS    SUPPLEMENT

BofA Merrill Lynch

Jefferies

January 6, 2016